Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates. Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis. Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

     All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to the glossary on page 121 for a list of defined terms.

     Please refer to BCE’s audited consolidated financial statements for the year ended December 31, 2011 when reading this MD&A. In preparing this MD&A, we have taken into account information available to us up to March 8, 2012, the date of this MD&A, unless otherwise stated.

     You will find BCE’s audited consolidated financial statements for the year ended December 31, 2011, BCE’s annual information form for the year ended December 31, 2011 dated March 8, 2012 (BCE 2011 AIF) and recent financial reports on BCE’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

     This MD&A comments on our operations, performance and financial condition for the two years ended December 31, 2011 and 2010.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

BCE’s 2011 annual report including this MD&A and, in particular, but without limitation, the sections of this MD&A entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Credit Ratings and Liquidity contain forward-looking statements. These forward-looking statements include, but are not limited to, BCE’s common share dividend policy, Bell’s financial policy targets, the business outlook of BCE’s segments, BCE’s business objectives, plans and strategic priorities, the sources of liquidity we expect to use to meet our 2012 cash requirements, Bell’s 2012 expected pension plan funding, our fibre-optic and wireless networks deployment plans, the expected timing and completion of our proposed acquisition of an interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), and the remaining number of shares that may be purchased under BCE’s normal course issuer bid (NCIB). Forward-looking statements also include any other statements that do not refer to historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, project, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Unless otherwise indicated by us, forward-looking statements in BCE’s 2011 annual report, including in this MD&A, describe our expectations at March 8, 2012 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
     Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in, or implied by, such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements are presented in BCE’s 2011 annual report, including in this MD&A, for the purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook, as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.
     Forward-looking statements made in BCE’s 2011 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on March 8, 2012. Certain key economic, market and operational assumptions we have used in making forward-looking statements contained in this annual report and, in particular, but without limitation, the forward-looking statements contained in this MD&A in the sections entitled Strategic Imperatives, Business Outlook and Assumptions and Financial and Capital Management – Credit Ratings and Liquidity, include, without limitation, the assumptions described in the section of this MD&A entitled Business Outlook and Assumptions, which section is incorporated by reference in this cautionary statement. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     Important risk factors including, without limitation, competitive, regulatory, operational, technological, economic and financial risks that could cause actual results or events to differ materially from those expressed in or implied by the above-mentioned forward-looking statements and other forward-looking statements included in BCE’s 2011 annual report, including in this MD&A, include, but are not limited to, the risks described in the sections of this MD&A entitled Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results, which sections are incorporated by reference in this cautionary statement.
     We caution readers that the risks described in the above-mentioned sections and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or financial performance. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after March 8, 2012. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

ABOUT OUR BUSINESS

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs. In 2011, we reported the results of our operations in four segments: Bell  Wireline, Bell  Wireless, Bell  Media and Bell  Aliant. Bell, which encompasses our core operations, is comprised of our Bell Wireline, Bell Wireless and Bell Media segments. Bell Media is Canada’s leading multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s leading television network based on viewership, and the country’s most-watched specialty channels. We also own a 44.1% interest in and, through our right to appoint a majority of the directors, control Bell Aliant, the incumbent carrier in Canada’s Atlantic provinces and in rural areas of Ontario and Québec. For the year ended December 31, 2011, we generated consolidated operating revenues of $19,497 million, consolidated EBITDA(1) of $7,629 million and net earnings of $2,574 million. In aggregate, Bell and Bell Aliant ended 2011 with 21.5 million customer connections, comprised of 8.7 million wireline network access service (NAS) lines, 7.6 million wireless subscribers, 3.0 million Internet subscribers and 2.2 million satellite and Internet protocol television (IPTV) subscribers.
     Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 3 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into our operations.

RETURNING VALUE TO SHAREHOLDERS

In 2011, BCE continued its strong track record as a dividend growth company with the announcement of two increases in the annual dividend payable on BCE’s common shares. The two increases during the course of 2011 were as follows:

  on May 12, 2011, we announced a 5% increase from $1.97 to $2.07 per common share, starting with the quarterly dividend payable on July 15, 2011 on December  8, 2011, we announced a 5% increase from $2.07 to $2.17 per common share, starting with the quarterly dividend payable on April 15, 2012.

With these dividend increases, which were consistent with BCE’s common share dividend policy of a target payout ratio of 65% to 75% of Adjusted net earnings per share (Adjusted EPS)(2), BCE’s annual common share dividend has increased 49% since the fourth quarter of 2008. The company’s dividend policy was adopted by the board of directors of BCE with the objective of allowing sufficient financial flexibility to continue investing in BCE’s business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE’s Adjusted EPS. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors.
     On December 8, 2011, BCE announced a NCIB program to be executed over a 12-month period starting December 12, 2011, under which BCE can purchase for cancellation up to 6.5 million common shares for up to $250 million. At March 8, 2012, BCE had repurchased approximately 5.8 million common shares at an average price of around $41 per share for a total cost of $239 million, 2.1 million shares of which were purchased by way of private agreement with an arm’s-length third-party seller. This brings the total number of shares repurchased since December 2008 to approximately 62 million for an aggregate cost of $1.7 billion.

(1)

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 of BCE’s 2011 consolidated financial statements. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details.

(2)

Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. Therefore, they are unlikely to be comparable to similar measures presented by other companies. See Non-GAAP Financial Measures – Adjusted net earnings and Adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

BCE INC. | 2011 | ANNUAL REPORT    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL WIRELINE SEGMENT

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology (ICT) solutions) and other communications services to residential and business customers primarily in the urban areas of Ontario and Québec. We also offer competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
     We sell local telephone and long distance services under the Bell Home Phone brand and Internet access under the Bell Internet brand. We also provide direct-to-home (DTH) satellite television services on a nationwide basis under the Bell TV brand, as well as Bell Fibe TV (our IPTV service) in select areas of Toronto and Montréal as of September 2010, enabling us to offer a comprehensive quadruple-play bundle of communications services.
     Also included in this segment are the results of our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services in Canada’s northern territories.
     Our Bell Wireline segment also includes wireline-related product sales from our wholly-owned subsidiary, national consumer electronics retailer The Source (Bell) Electronics Inc. (The Source).

BELL WIRELESS SEGMENT

Our Bell Wireless segment provides integrated digital wireless voice and data services to residential and business customers across Canada. Our wireless services, offered over technologically advanced wireless networks, are available to virtually all of the Canadian population. Bell Wireless includes the results of operations of Bell Mobility Inc. (Bell Mobility), Virgin Mobile Canada (Virgin), wireless product sales from The Source and the wireless operations of Northwestel.

BELL MEDIA SEGMENT

Our Bell Media segment was created on April 1, 2011, upon completion of BCE’s acquisition of CTV Inc. (CTV), and encompasses all CTV properties and other Bell content assets. Bell Media owns 28 conventional television stations, including CTV, Canada’s leading television network based on viewership, and owns and operates 30 specialty television channels, including TSN, Canada’s leading specialty channel and RDS, Canada’s leading French-language specialty channel. Bell Media also owns 33 radio stations, numerous websites including the Sympatico.ca portal, and Dome Productions Partnership, one of North America’s leading providers of sports and other event production and broadcast facilities. Bell Media provides its television programming services to broadcast distributors across Canada.

INVESTMENT IN MLSE

On December 9, 2011, BCE announced it had, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board. MLSE is a sports and entertainment company that owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto Marlies and Toronto FC.
     BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE, to be funded at closing. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments for the BCE group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. The transaction is expected to close in mid-2012 following required regulatory and sports league approvals.

BELL ALIANT SEGMENT

Our Bell Aliant segment provides local telephone, long distance, Internet, data, TV, wireless, information technology (IT) services and products, and other ICT services to residential and business customers in Canada’s Atlantic provinces, as well as in rural and regional areas of Ontario and Québec. Formed on July 7, 2006, Bell Aliant is one of the largest regional telecommunications services providers in North America. At December 31, 2011, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to appoint a majority of the board of directors of Bell Aliant and, therefore, controls and consolidates Bell Aliant. On January 1, 2011, Bell Aliant converted from an income fund to a corporate structure. BCE’s ownership position did not change as a result of this conversion.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL PRODUCTS AND SERVICES

The following table shows selected data on Bell’s operations in 2011 and 2010.

	2011	2010
BELL WIRELINE
WIRELINE
Local NAS net losses	(374,049)	(385,317)
Local NAS	6,101,656	6,475,705
HIGH-SPEED INTERNET
High-speed Internet net activations	15,426	40,335
High-speed Internet subscribers	2,112,752	2,097,326
TELEVISION (TV)
TV net activations	67,498	71,221
TV subscribers	2,087,596	2,020,098
Average revenue per subscriber ($/month)	74.56	73.49
BELL WIRELESS
WIRELESS
Gross activations	1,936,396	1,999,482
Net activations	185,434	408,746
Postpaid	433,797	500,139
Prepaid	(248,363)	(91,393)
Subscribers	7,427,482	7,242,048
Average revenue per unit (ARPU) ($/month)	53.55	52.03
Churn (%) (average per month)	2.0%	1.9%
Cost of acquisition (COA) ($/subscriber)(1)	403	358

(1)	In 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

Bell is our primary operational focus and the largest component of our business.
     Traditional legacy telecommunications services (legacy services), as referred to in this MD&A, are those services, such as long distance and local telephone services, voice private lines and dedicated digital private lines, that we offer over our traditional circuit-switched voice and data networks. Growth services, as referred to in this MD&A, are made up of our wireless, TV, high-speed Internet and other services, including ICT solutions.
     Our Bell Wireline segment generates revenues from the following five major product lines:

  local and access services

  long distance services

  data services

  TV services

  equipment and other.

LOCAL AND ACCESS SERVICES

Bell operates an extensive local access network that provides local telephone services to residential and business customers primarily in the urban areas of Ontario and Québec. We also provide CLEC local telephone services in Alberta and British Columbia and in Canada’s northern territories through Northwestel. The 6.1 million NAS lines we provide to our customers are a key factor in establishing customer relationships and are the foundation for the other products and services we offer. Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  call management services such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance service providers.

We offer a variety of Bell Home Phone packages that include unlimited local phone calling with a number of different call management services depending on the package chosen by the customer. When a Bell Home Phone package is combined with our other products to form a service bundle, a customer is eligible to receive a monthly discount. Customers subscribing to one of our bundle-eligible plans receive a single bill for all of their Bell services.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

     We faced a continued high level of competitive intensity from cable companies in 2011 as a result of them offering voice services over their networks, which continued to place downward pressure on our local telephony market share, especially in the residential market. In addition, increased customer adoption of wireless telephony as their primary means of voice communication is resulting in a reduced number of primary NAS lines and contributing to a higher rate of wireless substitution.
     The Canadian Radio-television and Telecommunications Commission (CRTC) regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from price regulation for the vast majority of Bell’s residential and business local telephone service lines in Ontario and Québec, providing us with the operating flexibility to bundle our services, pursue customer winbacks and offer pricing that is competitive with cable telephony and Voice over Internet Protocol (VoIP) providers.

LONG DISTANCE SERVICES

We provide domestic and international long distance voice services to residential and business customers. These services include a wide variety of subscription plans ranging from monthly unlimited provincial or North American calling plans to pay-per-minute plans. We also provide wholesale access service to other carriers and resellers, and receive settlement payments from other carriers for completing their customers’ long distance calls in our territories.
     We offer large usage long distance packages for a set monthly price to Bell Home Phone and business customers, allowing for affordable long distance calling across North America.
     We also offer an unlimited world long distance plan to Bell Bundle customers that allows for unlimited long distance calls to more than 70 countries, including within Canada and the United States, for one set monthly price.
     We experience significant competition in the provision of long distance service to residential and business customers from VoIP service providers, cable companies and others, dial-around providers and prepaid card providers, as well as from traditional competitors such as inter-exchange carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide long distance service at low prices using personal computers and broadband connections.

DATA SERVICES

We provide high-speed Internet access service under the Bell Internet brand to residential and business customers. At December 31, 2011, we provided high-speed Internet access to approximately 2.1 million customers through digital subscriber line (DSL), fibre-optic or wireless broadband technology. Our high-speed Internet access footprint in Ontario and Québec reached approximately 90% of homes and business lines passed at December 31, 2011.
     We currently offer three Internet packages to Bell’s residential customers, marketed as Essential, Essential Plus and Performance, which provide download speeds of up to 500 kilobits per second, 2 megabits per second (Mbps) and 6 Mbps, respectively. We also offer, where available in areas of Ontario and Québec, a fibre-optic-based Internet service that is being commercially marketed as Bell Fibe Internet, which provides customers with higher download speeds of up to 25 Mbps. Fibe Internet is enabled by advanced very-high-speed digital subscriber line 2 (VDSL2) technology enhancements to Bell’s fibre-to-the-node (FTTN) and fibre-to-the-home (FTTH) networks.
     We also offer wireless Internet through our Bell Wireless segment, which provides high-speed Internet access to personal desktop computers, laptops or tablets at speeds of up to 21 Mbps, using a mobile Internet universal serial bus (USB) stick. In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual cell technology, which doubles the speed of high-speed packet access plus (HSPA+) mobile data service from up to 21 Mbps to as high as 42 Mbps when using USB-capable modem devices. At December 31, 2011, 42 Mbps dual cell service was available to over 70% of the Canadian population. Bell was also the first wireless service provider in Canada to launch a Fourth Generation (4G) Long Term Evolution (LTE) network in the Greater Toronto Area (GTA) on September 14, 2011, offering mobile Internet data access speeds as fast as 75 Mbps with typical speeds ranging from 12 to 25 Mbps.
     We also sell a full range of data services to business customers. In addition to Internet access, some of the services we offer include:

  Internet protocol (IP)-based services – Bell manages the largest IP multi-protocol label switching footprint of any Canadian provider, enabling us to offer customers a virtual private network (VPN) service for IP traffic and to optimize bandwidth for real-time voice and TV. Our IP-based services include IP VPNs, Ethernet, business Internet and VoIP.

  ICT solutions – Bell provides ICT solutions that include professional, managed and infrastructure services
  – Professional services – We offer customers consulting, IT integration and resource services

  – Managed services – Services offered include network management, security, hosting, cloud computing, wireless and voice connectivity

  – Infrastructure services – We deliver a wide range of best-in-class technologies from leading industry partners. We assist customers through equipment selection, procurement, provisioning, deployment and maintenance.

We also continue to offer legacy data services, such as integrated services digital network, frame relay and asynchronous transfer mode (ATM) services to existing customers. The market for these services is declining over time as customers migrate to newer technologies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

TV SERVICES

We are Canada’s largest digital television provider, nationally broadcasting more than 500 all-digital TV and audio channels and a wide range of domestic and international programming. We currently distribute our TV services to approximately 2.1 million customers.
     Our primary TV operations are marketed nationally under the Bell TV brand and carried out through our wholly-owned Bell TV subsidiary, which has been offering DTH satellite service since 1997. Our DTH operations currently use three satellites. Telesat Canada (Telesat) operates or directs the operation of these satellites. We have leveraged this satellite capacity to offer a menu of programming options, such as a wide range of over-the-air (OTA) and specialty programming, more than 100 high-definition (HD) channels with TV shows, movies, sports and other entertainment options, as well as a broad selection of pay-per-view service offers.
     We also offer hardware, including personal video recorders (PVRs), online access to an array of top-rated programming from Bell Media and subscription video-on-demand (VoD) through Bell TV Online, pick-and-pay programming and the most HD channels offered by a single company in Canada.
     In September 2010, we launched Bell Fibe TV, our new IPTV service, in several Toronto and Montréal neighbourhoods. Since that time, we have significantly expanded our Fibe TV service footprint, which now encompasses approximately 2 million households across Montréal and Toronto. Delivered over our advanced high-speed fibre-optic network and powered by Microsoft’s Mediaroom multimedia software, Fibe TV complements our national TV satellite service and expands TV choice and competition in major urban markets where cable has dominated. Bell Fibe TV offers a wide range of flexible programming options and innovative features, including a whole-home PVR, the ability to record multiple programs simultaneously, a picture-in-picture program guide, advanced search capabilities and the fastest channel change capability on the market today. Unlike cable, Fibe TV’s IP-based software technology makes possible many of these features and allows us to leverage Internet content and applications in the television environment.

EQUIPMENT AND OTHER

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment

  TV set-top box (STB) sales

  network installation and maintenance services for third parties product sales, other than wireless products, at national consumer electronics retailer The Source.

WIRELESS SERVICES

We offer a broad range of wireless voice and data communications products and services to consumers and business customers across Canada. Services offered include call display and voicemail, e-mail, web browsing, social networking, text, picture and video messaging, music downloads, ringtones, games and apps, video streaming, live TV, mobile Internet, and global positioning system (GPS) navigation, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a postpaid plan or in advance (prepaid). Our postpaid rate plans, payable monthly, are available with one, two or three-year contracts that offer handset discounts, but can also be obtained without a contract. At December 31, 2011, we served more than 7.4 million wireless customers, of whom approximately 6.0 million subscribed to postpaid rate plans.
     We provide wireless communications services under the Bell, Virgin Mobile and Solo Mobile brands. Virgin Mobile is owned and operated by Bell Mobility, geared primarily towards the youth and young adult markets, emphasizing the Internet and text capabilities of its hardware and service offerings with media-rich content, full-track music, movies, games and messaging services. Solo Mobile is a brand owned and operated by Bell Mobility positioned to compete against other flanker brands as well as the newer wireless entrants in Canada.
     We offer a wide variety of single-user and shared postpaid rate plans, designed primarily for local and long distance voice service. A variety of data features and options can be added to voice service plans. Data-only plans are also available for tablets and wireless Internet USB sticks. We provide a wide range of wireless data services to consumers and business clients, including text and e-mail services, picture and video messaging, Internet browsing, ring tunes, ringtones and screen-savers, social networking, instant messaging, multimedia services such as music downloads, video streaming, live TV, full-length movies and other services such as GPS navigation and location-based services. Mobile business services include sales force automation and customer relationship management tools, field service automation, and resource and asset tracking tools.
     We have deployed and operate a number of leading nationwide wireless broadband networks compatible with global standards that deliver high-quality and reliable voice and high-speed data services. Our wireless HSPA+ network, launched in November 2009, offers high-speed mobile access of up to 21 Mbps to over 97% of the Canadian population. The HSPA+ network supports global roaming, as well as a wide range of smartphones, data cards, USB sticks, tablets and other leading-edge mobile devices. Our HSPA+ network also supports international roaming in more than 200 countries, including a preferred roaming agreement with AT&T Inc., the largest HSPA operator in the United States. The vast majority of the site connectivity for the HSPA+ network was built with high-speed fibre and an all-IP architecture for enhanced reliability.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

In November 2010, Bell became the first wireless company in North America to deploy leading-edge dual cell technology, which doubles the speed of HSPA+ mobile data service from up to 21 Mbps to as high as 42 Mbps when using capable USB modem devices. At December 31, 2011, 42 Mbps dual cell service was available to over 70% of the Canadian population. Bell was also the first wireless service provider in Canada to launch a 4G LTE network in the GTA in September 2011, offering mobile Internet data access speeds as fast as 75 Mbps with typical speeds ranging from 12 to 25 Mbps. At December 31, 2011, Bell had deployed its 4G LTE network in certain areas of the GTA (including Mississauga), Hamilton, Kitchener-Waterloo, Guelph, Belleville, Yellowknife and Halifax-Dartmouth. In February 2012, we expanded our LTE mobile network to seven more urban centres across Canada, including Montréal, Québec City, Ottawa, London, Calgary, Edmonton and Vancouver. We intend to expand service to more Canadian cities and towns in 2012.
     In addition to our LTE and HSPA+ networks, we operate a national 3G code division multiple access (CDMA) evolution, data optimized (EVDO) network covering 99% of Ontario’s and Québec’s populations and approximately 97% of Atlantic Canada’s population at December 31, 2011. Our CDMA network also covers major cities in the provinces of Alberta and British Columbia. At the end of 2011, Bell’s EVDO network covered over 90% of the Canadian population. EVDO delivers high-speed mobile services with data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment. Bell plans to continue operating its CDMA network for the foreseeable future.
     Bell Mobility also operates approximately 2,000 public wireless fidelity (Wi-Fi) hotspots at McDonald’s, Starbucks and Indigo retail outlets across Canada, in addition to hundreds of thousands of Wi-Fi hotspots managed through our Bell Business Markets unit at enterprise customer locations.
     With our multiple high-speed data networks, we are able to offer Canadian consumers a broad range of choice in wireless smartphones, including devices from Apple, RIM, Samsung, HTC and LG, as well as other smartphones, touch screen tablets and other devices designed for data services such as e-mail, messaging, Internet access and social networking.

MEDIA SERVICES

Bell Media offers a varied and extensive array of television programming to broadcast distributors across Canada as a major operator of 28 conventional OTA stations and 30 English- and French-language specialty television channels. Through Bell Media, Bell TV customers have online access to an array of top-rated CTV programming anywhere in Canada when they have a high-speed Internet connection.
     Bell Media also offers a mobile TV service with live and on-demand access to content from its conventional TV networks, CTV and CTV Two, as well as real-time access to BNN, TSN, RDS, MTV and other top brands in news, sports and entertainment. This mobile content is offered on commercial terms to all Canadian wireless providers.
     Additionally, Bell Media owns and operates 33 FM and AM radio stations, along with their related websites, and runs Canada’s largest general interest portal, Sympatico.ca. The portal receives about 18 million unique visitors per month and reaches over 70% of online Canadians.
     Bell Media derives the majority of its revenues from the sale of advertising airtime on its television, radio and digital media properties to both local and national advertisers across a wide range of industry sectors. Considerable revenue also is generated from fees payable by the broadcast distributors for carrying pay, pay-per-view (PPV) and specialty services, which are subject to negotiations between the broadcast distributors and Bell Media’s programming services.

EMPLOYEES

At December 31, 2011, BCE employed 55,250 people on a full- or part-time basis, compared to 50,200 at the end of 2010.
     The total number of Bell employees at the end of 2011 was 48,550 up from 43,400 at December 31, 2010, due primarily to the acquisition of CTV, as well as to an increased workforce in our field operations service to support our ongoing broadband fibre deployment activities, IPTV rollout and service quality initiatives. This increase was partly offset by a management workforce reduction program as part of ongoing structural changes to achieve a competitive cost structure that resulted in the departure of approximately 1,200 employees by the end of October 2011. Approximately 45% of BCE employees are represented by labour unions.
     At Bell Aliant, the total number of employees decreased to 6,700 in 2011 from 6,800 in the previous year, due mainly to voluntary retirement incentives offered to certain unionized staff and further reductions of Bell Aliant’s management workforce.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATEGIC IMPERATIVES

This section contains forward-looking statements concerning our business objectives and strategies. For a description of assumptions underlying certain of such forward-looking statements, refer to Business Outlook and Assumptions. For a description of certain risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Our goal is to be recognized by customers as Canada’s leading communications company. Our primary business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as the foremost provider in Canada of comprehensive communications services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, and brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.
     Our strategy to deliver a better customer experience centres on our disciplined focus on our five existing strategic imperatives along with the addition of a new imperative to Expand Media Leadership following our acquisition of CTV and the formation of Bell Media. The six strategic imperatives that underlie our business plan are:

1. Invest in Broadband Networks and Services

2. Accelerate Wireless

3. Leverage Wireline Momentum

4. Expand Media Leadership

5. Achieve a Competitive Cost Structure

6. Improve Customer Service.

Our ability to return cash to shareholders now and in the future is directly supported by delivering on our business plan. Our progress in executing on these strategic imperatives in 2011 provides the financial flexibility to support ongoing value creation for shareholders, to maintain a strong balance sheet and to invest significantly in network and service program expansion.

The following table highlights some of the progress we made in 2011 in advancing Bell’s six strategic imperatives.

STRATEGIC IMPERATIVE	OBJECTIVES	2011 ACCOMPLISHMENTS
Invest in broadband networks and services

Continue investing in broadband fibre and wireless LTE build-outs and pursue advanced network enhancements to our wireless HSPA+ network to support continued subscriber growth on broadband platforms and deliver the most advanced TV, Internet and wireless services available.

We aim to roll out thousands of new FTTN and FTTH network locations serving millions of households and businesses, enabling new online TV, networking and other rich, high-speed IP-based services.

We also aim to launch next-generation 4G LTE wireless service to a substantial number of Canadian markets, while continuing to leverage the HSPA+ national network to attract high-value postpaid subscribers to Bell and maximize the profitability of our wireless business.

In 2011, Bell continued to lead Canada’s investment in broadband wireless and wireline infrastructure with approximately $2.7 billion in capital expenditures.

Launched 4G LTE wireless network service in seven urban areas, including the GTA (including Mississauga), Halifax-Dartmouth, Hamilton, Kitchener-Waterloo, Guelph, Belleville and Yellowknife. Bell’s LTE network offers Internet and data access speeds as high as 75 Mbps, making it easier for users to download applications, stream HD video and music, play online games or video conference and chat with virtually no delays or buffering. In February 2012, we expanded our LTE mobile network to seven more urban centres across Canada, including Montréal, Québec City, Ottawa, London, Calgary, Edmonton and Vancouver.

LTE complements Bell’s HSPA+ wireless network, which was expanded during 2011 to serve more than 97% of the Canadian population.

Continued to deploy HSPA+ dual cell technology, which now covers over 70% of the Canadian population. Dual Cell technology effectively increases data speeds up to 42 Mbps for compatible HSPA devices.

Continued with FTTH expansion in Québec City while continuing to deploy FTTH to all new urban and suburban housing developments in Ontario and Québec. This is in addition to our ongoing deployment of fibre-to-the-building (FTTB) to multiple-dwelling units (MDUs) and businesses.

Completed the upgrade of our 40 Gigabyte (Gb) broadband network with fibre spanning more than 7,800 km across Canada. Bell was the first carrier to deploy 40Gb, launching the national upgrade in 2008 to increase network capacity and improve redundancy at major cross-sections.

BCE INC. | 2011 | ANNUAL REPORT    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATEGIC IMPERATIVE	OBJECTIVES	2011 ACCOMPLISHMENTS
Accelerate wireless

Profitably grow our wireless business by focusing on postpaid subscriber acquisition and retention, maximizing ARPU by targeting high-value smartphone subscribers, increasing our share of in-bound global roaming, driving higher wireless data penetration and usage, as well as leveraging our HSPA+ and LTE networks, device and mobile content leadership.

Key elements of our wireless strategy include:

  focusing on voice and data services that are attractive to both residential and business customers maintaining the most technologically advanced, high-quality and pervasive wireless networks possible offering a wide range of high-quality devices
  improving customer service while reducing churn
  expanding sales distribution channels to increase points of presence and retail traffic.

Maintained more than one-third market share of new postpaid gross and net activations among the three major wireless carriers.

Increased smartphone customer base by 73% in 2011, driving wireless data revenue growth of 34% and blended ARPU growth of 2.9%. Smartphone users represented 48% of our postpaid subscriber base at the end of 2011, up from 31% one year earlier.

Expanded our mobile TV offerings with more live content, including Bell Media’s conventional TV networks, CTV and CTV Two. Bell Mobile TV also includes real-time, on-demand access to BNN, CTV News Channel, MTV, TSN and RDS plus additional programming from The Comedy Network, YTV, Treehouse, ATN, and major league hockey, football and soccer.

Expanded our wireless device line-up with more than 40 new devices, adding to our extensive selection of HSPA+ and LTE devices.

Leverage wireline momentum

Successfully manage the erosion of legacy services such as local phone and long distance telephone, while leveraging our TV and Internet services to develop attractive residential offers that drive strong multi-product bundle sales, improved customer retention and higher average revenue per household.

In our business markets, our focus will remain on retaining small business customers and winning important large business customer contracts. This will be supported by the strength of our broadband networks and the breadth of our innovative product and service offerings.

Increased market traction of Bell Fibe TV by continuing to expand our IPTV service footprint in communities across Ontario and Québec. At the end of 2011, approximately 2 million households in Toronto and Montréal were IPTV enabled.

The number of triple-play households – those that buy Home Phone, TV and Internet – was up 11% due to the growing positive impact of our fibre-optic based TV service, Fibe TV.

Reduced the total number of local access line losses by 2.9% over 2010.

Increased ARPU year over year for all Bell residential services – TV, Internet and Home Phone.

Achieved Canadian industry-leading wireline EBITDA growth of 1.5% and expanded margins by 1.7 percentage points over 2010.

Maintained our industry leadership in HD television with more than 100 HD channels.

Continued to invest in advanced data centres to support Bell Business Markets’ data hosting and broadband cloud computing services, including the construction of Québec’s largest data facility and a major new hosting location in the National Capital Region.

Expand media leadership

Leverage our advanced networks to enable the delivery of Canada’s leading content across multiple broadband platforms – TV, Internet, smartphones and tablets.

Support our four screen content strategy by leveraging our acquisition of CTV, Canada’s leading network based on viewership, to introduce new services and create new revenue streams for media assets.

Completed the acquisition of CTV and launched Bell Media, a new business unit encompassing all of CTV and the Sympatico.ca portal.

Agreed to acquire an equity ownership position in MLSE, Canada’s largest sports and entertainment company, securing long-term access to TV, mobile, digital online and radio broadcast rights to the premier professional sports teams playing in Canada’s largest marketplace: the Toronto Maple Leafs, Toronto Raptors, Toronto Marlies and Toronto FC.

Consistently reported the strongest ratings in all seasons in 2011, holding a majority of the top 20 programs nationally among all viewers.

Bell Media specialty channels continued to maintain strong viewership levels in 2011, led by TSN which remained the leading specialty channel in all key demographics.

Rebranded /A\ channel to CTV Two, launching in the fall with seven stations reaching approximately 90% of English viewers across Canada.

Launched RDS2, a companion sports channel to leading French-language specialty channel RDS.

Launched TSN Radio all-sports station in Toronto, Montréal and Winnipeg markets.

Secured media rights to a comprehensive soccer programming package for FIFA World Cup Soccer from 2015 through to 2022.

30    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

STRATEGIC IMPERATIVE	OBJECTIVES	2011 ACCOMPLISHMENTS
Achieve a competitive cost structure

Cost containment is a core element of our financial performance and remains a key factor in our objective to maintain margins as we continue to experience legacy revenue declines and a further shift in product mix towards growth services. We aim to accomplish this through operating our business in the most cost-effective way possible to extract maximum operational efficiency and productivity gains.

Reducing costs and increasing efficiency across the company enables us to invest in our broadband networks, supporting our wireless, TV and Internet growth services while enhancing our competitiveness in the marketplace.

Reduced wireline operating costs (labour, general and administrative, and marketing and sales costs) by approximately $290 million.

Reduced the size of our management workforce by approximately 1,200 employees.

Negotiated substantial savings with vendors by leveraging our greater purchasing power with Bell Media as part of the Bell team.

Integrated nearly a dozen different field services teams onto a common productivity tracking platform.

Continued to adhere to strict policies to minimize discretionary spending across the company to ensure only essential travel expenses are approved.

Made a voluntary $750 million contribution to our defined benefit (DB) pension plan which will provide significant cash tax savings while reducing our net pension expenses.

Completed two $1 billion debt offerings which replaced existing debt with new debt at a significantly lower cost.

Improve customer service

Deliver the programs and investments we need to improve our front-line service capabilities, our networks, our products and our distribution channels to win and keep customers.

Enhance customers’ overall experience with Bell by delivering the service basics in terms of call centre efficiency, meeting commitments for the installation and timely repair of services, increasing network quality, and implementing process improvements to simplify customer transactions and interactions with our front-line employees and self-serve portal, all of which will help differentiate us from our competitors and gain long-term customer loyalty.

Invested more than $100 million in call centre tools, training and technology to enhance service.

Enhanced customers’ online experience through improved self-serve features on the My Bell portal on bell.ca to provide a more user-friendly interface, better online chat systems and real-time account management tools, while reducing the number of steps needed for many self-serve options and making the user experience more consistent across our product lines.

We hired more than 1,000 technicians in the field to improve service installation and contributing to Fibe TV’s high customer satisfaction rates.

Installations and repairs made available seven days a week, including Sundays.

Residential customer care centres now open on Sundays.

Maintained Same Day Next Day service completion rates for repairing service issues with Bell Home Phone, Bell TV and Bell Internet above 90% and arrived on time for customer appointments more than 98% of the time for installations and repairs.

Opened a new state-of-the-art call centre in Laval, Québec, featuring the latest call centre technology and equipped with the latest customer service support systems to serve Bell residential customers across Québec and Ontario.

BCE INC. | 2011 | ANNUAL REPORT    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

BUSINESS OUTLOOK AND ASSUMPTIONS

This section contains forward-looking statements concerning the business outlook of our Bell Wireline, Bell Wireless, Bell Media and Bell Aliant segments. This section also describes certain key economic, market and operational assumptions we have used in making such forward-looking statements and other forward-looking statements contained in this MD&A. For a description of risk factors that could cause actual results or events to differ materially from our expectations expressed in or implied by such forward-looking statements, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Based on the Bank of Canada’s recent estimates, the Canadian economy is expected to grow approximately 2% in 2012. In addition, we have made certain market assumptions in preparing our business outlook for 2012, including the following:

  continued weak product sales, reflecting deferred business customer spending given the slow pace of economic growth a softer advertising market expected for Bell Media

  an ongoing intense level of wireline competition in both consumer and business markets higher wireline replacement, due primarily to increasing wireless and Internet-based technological substitution wireless industry penetration gain of 4 to 5 basis points in 2012 driven, in particular, by increased competition, the accelerating adoption of smartphones, tablets and data applications, as well as by the introduction of more LTE devices.

Our business outlook is also based on certain operational assumptions and other market assumptions that are discussed below.

BELL WIRELINE

In our residential markets, we expect to continue to incur local access line losses in 2012, primarily as a result of continuing aggressive competition from the cable TV service providers and increasing wireline replacement due to growing substitution to wireless and Internet services.
     Our business plan for 2012 assumes a stabilizing residential NAS line erosion rate as we leverage our broadband investment in IPTV to drive three-product household penetration, increase our MDU market share, and generate higher pull-through attach rates for our residential Internet and home phone services. Targeted retention and service bundle offers, customer winbacks and better service execution are expected to contribute to the improvement in residential NAS line losses year over year. However, more aggressive service bundle offers from the cable TV competitors in our local wireline areas, as well as marketing actions from the newer wireless entrants which may include offering low-priced wireless home phone replacement plans, could also lead to higher residential customer NAS line losses.
     At Bell TV, we intend to drive increased subscriber acquisition based on the assumption of increased customer adoption of Fibe TV as we further extend our IPTV broadband fibre footprint in areas of Ontario and Québec. We also intend to seek greater penetration within the MDU market and capitalize on our extensive retail distribution network, which includes The Source, and leverage our market leadership position in HD programming to drive incremental subscriber growth and higher revenue per customer. With Fibe TV expected to contribute to stronger overall TV subscriber growth, along with continued ARPU strength driven by product enhancements, higher value premium package programming and price increases, video revenue growth is expected to remain fairly strong in 2012.
     Subscriber acquisition at Bell Internet is expected to improve in 2012 driven by pull-through from Fibe TV and increased adoption of Fibe Internet packages as we leverage our expanding broadband fibre network to offer higher-speed service to customers in more areas. This is expected to have an associated positive impact on ARPU growth and customer churn in 2012. The proliferation of devices such as tablets and e-readers that consume vast quantities of bandwidth, as well as increasing customer consumption of over-the-top (OTT) TV services and streaming video, require significant ongoing capital investment to ensure that we continue to offer our customers the most competitive packages for the best value. Accordingly, we intend to pursue pricing methods which allow us to cover the capital costs of upgrading the network and expanding capacity to meet growing demand. We also intend to achieve service improvements by further enhancing the speed and reliability of our Internet network, while continuing to offer installation and service capabilities that differentiate us from our competitors.
     At our Business Markets unit, we expect improved overall financial performance in 2012. While economy-related and competitive market challenges will likely continue to impact overall business markets results, we expect product revenues to begin stabilizing and the year-over-year decline in connectivity revenues to improve. We also will seek to minimize the overall decline in revenues from legacy voice and data services mainly through ongoing service innovation and product value enhancements, targeted marketing initiatives to slow NAS erosion, leveraging the strength of our core connectivity services portfolio, introducing new IP-based services, as well as focusing on key ICT portfolios such as hosting and cloud services.

32    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     We will continue to deliver network-centric ICT solutions to large business and public sector clients that increase the value of connectivity services. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from the consumer market and other telecom competitors seek to grow their business in these markets. In addition, our ICT services business expects to experience continued competition from other system integrators, outsourcers and professional service firms. We also intend to introduce service offerings that help drive innovative solutions and value for our mass and mid-sized customers by leveraging Bell’s network assets, broadband fibre expansion and service capabilities to expand our relationships with them, while maintaining a sharp focus on overall profitability by increasing revenue per customer and better customer retention, as well as improving and tightening our processes to achieve further operating efficiencies and productivity gains. As the economy strengthens and employment rates improve, we expect that the performance of our Business Markets unit will improve gradually based on an assumption of increased customer spending, new business formation and higher demand for connectivity and ICT services. However, even with a better-performing economy, more conservative strategies by business customers may result in lower capital spending requirements, deferral of ICT projects and NAS erosion.
     Stronger forecasted TV and Internet revenue growth in 2012 is expected to help offset the ongoing year-over-year decline in wireline voice revenues. We also intend to maintain a rigorous focus on cost management to support our objective of keeping wireline EBITDA margin stable year over year. This assumes that we will be able to achieve cost savings from a reduced management workforce, lower corporate support group costs, renegotiated contracts with our vendors and outsource suppliers, client care and field service productivity improvements, managing content costs and reducing traffic that is not on our own network. These cost reductions are expected to offset margin pressure from growing our Fibe TV service footprint and customer base, ongoing erosion of higher-margin wireline voice revenues and any potential revenue shortfalls in our Business Markets unit.

BELL WIRELESS

We expect that our Wireless segment will continue to be a key contributor to Bell’s revenue and EBITDA results in 2012. The financial performance of Bell Wireless is based on its continued ability to focus on profitable growth and execute its market strategies. Bell Wireless’ expected performance in 2012 is based on the assumption that it will benefit from the flow-through of significant investments made in 2011 in customer acquisition and retention, along with continued acceleration in smartphone activations and data usage that is expected to lead to increased data ARPU growth, which should help to counter declining voice ARPU and the negative impact of newer wireless entrant competition.
     We expect continued aggressive competition both from incumbents and newer wireless entrants in 2012 in an effort to maintain or gain wireless market share. In addition, the newer wireless entrants are expected to continue enhancing the breadth and reach of their networks, improving their distribution reach and expanding their device portfolios. As a result, we expect pressures on pricing and customer churn to persist, highlighting the critical importance of continuing to improve customer satisfaction and proactively focusing on customer retention. This is expected to be mitigated by incremental growth in data usage and roaming driven by increasing adoption of smartphone devices, tablets and data applications, as well as the introduction of more LTE devices as we expand our 4G LTE wireless network in more urban markets across Canada.
     We have assumed that our expected wireless revenue growth will be underpinned by ARPU driven by a higher mix of smartphone and higher-value postpaid customers, increased distribution in western Canada, new service, and continued disciplined price management. We will seek to achieve our ARPU objectives through data revenue growth supported by our HSPA+ and LTE networks, higher demand for data services and increasing usage of wireless services such as text, picture and video messaging, web browsing, music and video downloads, live TV and community portals such as Facebook and YouTube. We also have assumed that we will benefit from ongoing technological improvements by manufacturers in our handset and device lineup and from faster data speeds that are allowing our clients to optimize the use of our services. Another key growth opportunity is enabled by the new category of tablet devices, which has the potential to generate incremental revenues and contribute to increasing wireless penetration levels in Canada. We intend to continue introducing new products and services to the market in a timely manner, balancing innovation with profitability. The development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, photos, music and streaming video clips, live TV and other functions. We believe that the introduction of such new applications will continue to drive growth for data services. As a result, we aim to introduce additional high-speed enabled data devices, applications and other services to our wireless customers in order to deliver increasing value to them. However, the proliferation of these relatively more expensive and sophisticated devices, as well as heightened competitive activity, is expected to exert pressure on EBITDA due mainly to increased handset subsidization resulting in higher subscriber acquisition and customer retention costs. Despite these increased costs and our expectation for continued aggressive competition, including discounted pricing, we expect to benefit from higher wireless EBITDA in 2012 reflecting the revenue flow-through of postpaid subscriber growth in 2011 and careful management of incremental year-over-year spending on subscriber acquisition as we seek to maintain a reasonable market share of postpaid gross and net subscriber activations.

BCE INC. | 2011 | ANNUAL REPORT    33

MANAGEMENT’S DISCUSSION AND ANALYSIS

BELL MEDIA

In 2012, we expect our Bell Media segment to drive revenue, EBITDA and cash flow growth based on its ability to leverage the strength of its market-leading conventional TV service, sports broadcast services and radio assets, accelerating the growth of its non-sports specialty services and further enhancing its digital online and mobile TV distribution platforms. Furthermore, Bell’s overall financial performance in 2012 will reflect one additional quarter of Bell Media results, as well as the revenue flow-through of rate increases for certain of Bell Media’s specialty sports programming services, including TSN and RDS. We also will seek to continue to carefully manage costs with a particular focus on achieving productivity gains and other operating efficiencies related to Bell Media integration synergies.
     In conventional television, we will seek to maintain our leading position in all key demographics in order to continue offering advertisers both nationally and locally with premium opportunities to reach their target audiences. Success in this area requires that we focus on a number of factors, including building and maintaining strategic supply arrangements for content on four screens; continuing to successfully acquire high-rated programming and differentiated content to execute on Bell’s multi-screen content strategy; producing and commissioning high-quality Canadian content; and producing market-leading news.
     In our sports broadcast operations, we will endeavour to hold our leading position by securing premium content for our viewers and by developing innovative high-quality programs and services that will attract and engage more viewers. We have assumed for 2012 that revenue growth will be generated primarily by increased subscription revenue. We successfully completed a number of new agreements with distribution undertakings in the second half of 2011 and we expect to complete the balance of the agreements during the course of the year. Additionally, we expect to see growth from new services such as RDS2 and TSN’s Winnipeg Jets offering. We anticipate that costs to secure content will increase as we face greater competition from both new and established entrants, and as market rates for specialty content generally increase. In the summer of 2012, through our interest in the Canada’s Olympic Broadcast Media Consortium, CTV’s conventional and sports specialty services will be dedicated to the London Summer Olympic Games. The Olympics provide an excellent venue to showcase our four-screen capabilities and we believe that time zone differences will lead to a demand for on-the-go viewing.
     In our non-sports specialty services, we intend to support growth through investment in programming and marketing and by launching new services in both English and French. This, in combination with our past and ongoing investment in HD services, is expected to lead to increased audiences and a consequent increase in advertising. We also believe that strengthening these services will protect our subscriber revenues in the face of mounting pressure from increased flexibility in programming packaging by consumers.
     In our radio operations, we are competitively positioned in our local markets from a format, ratings and demographics perspective. We expect to maintain our strong market position by leveraging strategic investments made in 2011. In particular, we will focus on the development and growth of our recently launched TSN-branded sports radio stations in Toronto, Montréal, and Winnipeg.

BELL ALIANT

Bell Aliant remains focused on its five strategic objectives initially implemented in 2009. Firstly, Bell Aliant plans to focus on growing its broadband business, which supports all of the other four strategic objectives. 2011 marked the first year of Bell Aliant’s two-year plan to accelerate its FTTH coverage. After exceeding its original FTTH targets for 2011, Bell Aliant has increased its 2012 targets and now expects to pass approximately 650,000 premises with FTTH technology by the end of 2012, up from its previous target of 600,000. This investment will provide customers in the FTTH footprint with access to TV and fast Internet services. As well, Bell Aliant will continue to selectively invest in DSL expansion and, with government and partners, in rural broadband development such as the state-of-the-art backbone fibre-optic network to many communities in northern Ontario, enabling speeds up to 50 times faster than current systems. These partnerships allow it to expand its telecommunications infrastructure to areas where it might not normally be economically feasible to do so. Secondly, Bell Aliant intends to improve the customer experience through improvements to service fundamentals supported by operational improvements to its processes, tools and training. Thirdly, it intends to mitigate customer churn through increasing the penetration of service bundles and increasing its retention efforts. Bell Aliant’s fourth strategic objective is to become more profitable and more competitive through resetting its cost structure. As a result of previous organizational restructurings, Bell Aliant is well-positioned to operate more efficiently in the future. Bell Aliant plans to focus on increasing productivity by concentrating on continued cost containment, procurement improvements and gains in process and operational efficiency. Finally, in 2012, Bell Aliant intends to maintain its performance-based culture by providing employees clear direction on its strategy and more closely aligning personal performance with corporate objectives. Building on current learning programs, it will continue to focus on the development of its employees, by refining tools that will simplify the talent management process for our leaders of people and investing in new learning opportunities for its leaders and front-line managers.

34    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

2011 OPERATING HIGHLIGHTS

Our results for 2011 reflected significant revenue and EBITDA growth, driven primarily by the acquisition of CTV completed on April 1, 2011. Our operating performance for 2011 also was highlighted by strong wireless postpaid subscriber growth and higher ARPU driven by increased smartphone adoption and accelerated data usage, which contributed to the improvement in wireless EBITDA even as spending on customer retention and acquisition rose due to more aggressive competition. In our wireline segment, we further reduced operating costs to offset the impact of ongoing legacy voice and data revenue declines, generated higher ARPU across all our consumer wireline product lines and achieved fewer NAS line losses year over year, all of which contributed to improved wireline EBITDA and margin expansion. Additionally, market traction for Fibe TV accelerated, delivering a significant number of new TV subscriber activations. Our improving asset mix, healthy wireless and wireline operating metrics, and cost management supported substantial net earnings and free cash flow generation in 2011.
     Revenues at Bell grew 9.3% in 2011. This significant year-over-year increase was the result of the CTV acquisition, which enjoyed strong advertising revenues from TV, radio and digital properties, subscriber revenues that reflected the impact of rate increases for certain Bell Media specialty sports services and growth from enhanced mobile TV services that offer live and on-demand access to content. Wireless, TV and residential Internet revenue growth, and higher IP broadband connectivity revenues in our Business Markets unit, also contributed to top-line improvement at Bell in 2011. This improvement was moderated by lower legacy voice and data revenues year over year due to a decline in access lines and digital circuits as customers continued to adopt wireless and IP-based technologies. Consistent with a relatively sluggish economy and low levels of employment growth, wireline product and ICT sales also decreased in 2011, reflecting reduced spending by business customers.
     Bell’s EBITDA increased 8.6% in 2011, driven by the acquisition of CTV as well as by the improved operating performance of our Bell Wireline and Bell Wireless segments. Bell Wireless’ EBITDA grew 6.1% in 2011, mainly as a result of higher wireless operating revenues driven by higher data usage from accelerating smart-phone adoption, partly offset by higher year-over-year wireless postpaid acquisition and retention spending. Bell Wireline’s EBITDA improved 1.5%, reflecting a 5.7% reduction in operating costs that was driven by the non-recurrence of expenses incurred in 2010 for the Vancouver Winter Olympics, decreased labour costs, reduced purchases of goods and services due to lower product sales year over year, decreased capital taxes, commodity tax settlements and efficiency-related productivity improvements in both our field operations and call centres.
     We maintained Bell Mobility’s wireless market competitiveness in 2011 by leveraging our HSPA+ network, expanding our leading roster of smartphone devices, launching our next-generation LTE network in areas of Ontario (including Toronto) and Atlantic Canada, and providing consumers with attractive promotional offers. These all contributed to significant postpaid subscriber acquisitions and an accelerating number of new smartphone customers. Although postpaid net activations of 433,797 in 2011 were down from 500,139 last year, reflecting higher year-over-year customer churn as competition intensified, our smartphone customer base grew 73% in 2011, comprising 48% of postpaid subscribers at December 31, 2011, up from 31% at the end of 2010. This drove wireless data revenue growth of 34% and blended ARPU growth of 2.9% in 2011. As a result of aggressive acquisition offers from the newer wireless entrants for lower-value subscribers and our focus on postpaid customer acquisitions, we lost 248,363 net prepaid customers in 2011, compared to a loss of 91,393 in 2010, on 20% fewer prepaid gross activations year over year and higher churn. Accordingly, total wireless net activations decreased to 185,434 in 2011 from 408,746 in 2010.
     We added 67,498 net TV subscribers in 2011, down 5.2% from 71,221 in 2010. TV subscriber acquisition in 2011 was driven by higher sales of our Bell Fibe TV service, reflecting increasing customer demand as we continued to expand our IPTV service footprint during the year. This was moderated by lower satellite TV net activations attributable largely to higher customer churn as a result of aggressive competitive pricing on service bundles and other promotional activity by the cable TV operators. TV ARPU increased 1.5% in 2011 to $74.56 per month, due mainly to price increases.
     We added 15,426 net high-speed Internet subscribers in 2011, compared to 40,335 in 2010. The year-over-year decrease in net activations can be attributed to higher residential and small business customer deactivations attributable largely to competitors’ more aggressive acquisition offers, fewer wholesale net activations and increasing wireless substitution. However, residential Internet ARPU increased 5% in 2011, reflecting continued strong consumer demand for our fibre-based high-speed Internet service and price increases.
     In our traditional local telephone business, total NAS net losses improved 2.9% in 2011 to 374,049 from 385,317 in 2010, due primarily to fewer business NAS line losses mainly as a result of reduced customer disconnections and growth in wholesale net additions. This improvement was offset by increased residential NAS line losses in 2011 due to a greater number of customer losses to cable TV competitors from more intense competitive pricing and aggressive promotional offers, as well as increasing wireless substitution. As a result of higher year-over-year residential NAS line losses, the annual rate of erosion in our total NAS customer base increased to 5.8% in 2011 from 5.6% in 2010.

BCE INC. | 2011 | ANNUAL REPORT    35

MANAGEMENT’S DISCUSSION AND ANALYSIS

     At Bell Media, advertising revenue was driven by solid demand across most industry sectors, mainly as a result of the maintenance of strong audience levels across its conventional and specialty TV channels. However, consistent with a slow-growing economy, advertising revenues began to soften in the third quarter of 2011. CTV, Bell Media’s conventional television network, consistently reported the strongest ratings in all seasons in 2011, holding a majority of the top 20 programs nationally among all viewers. During 2011, Bell Media also rebranded the /A\ channel to CTV Two and launched TSN Radio in the Toronto, Montréal and Winnipeg markets. Additionally, Bell Media specialty channels continued to maintain strong viewership levels in 2011, led by TSN, which remained the leading specialty channel in all key demographics based on viewership. At the end of 2011, Bell Media had entered into agreements with most major broadcast distributors in Canada for rate increases on its sports specialty channels.
     Capital expenditures at Bell increased 7.1% in 2011 to $2,683 million, due to the deployment of broadband fibre to residential homes, neighbourhoods and businesses in Ontario and Québec, ongoing enhancement of the core wireline broadband network to support the commercial rollout of our IPTV service, construction of the 4G LTE network, increased investment in customer service tools and systems, and construction of business data hosting centres to support our cloud computing strategy.
     For BCE, operating revenues grew 7.9% in 2011 while EBITDA increased 6.2%, mainly as a result of improved year-over-year performance at Bell, which reflected the acquisition of CTV as described above.
     BCE’s cash flows from operating activities were $4,869 million in 2011 compared to $4,367 million in 2010. Free cash flow available to BCE’s common shareholders increased 5.1% to $1,511 million in 2011 from $1,437 million in 2010. The year-over-year increase was attributable primarily to higher EBITDA and an improved working capital position.
     Net earnings attributable to common shareholders increased 6.6% in 2011 to $2,221 million, or $2.88 per share, compared to $2,083 million, or $2.74 per share, in 2010. The year-over-year increase in earnings was due primarily to higher EBITDA and the fair value loss on the Bell Aliant fund unit liability in 2010. Adjusted EPS was $3.13 per common share in 2011 compared to $2.79 per common share in the previous year. Increased EBITDA, lower net pension finance costs and mark-to-market gains on share-based payments plan economic hedges in 2011 resulting from the increase in BCE’s common share price were offset partly by higher depreciation expense, increased interest expense attributable to long-term debt related to the CTV acquisition and the dilutive impact of shares issued as partial consideration for the CTV acquisition.
     We continued to execute on our capital markets strategy in 2011, delivering on our objective to increase shareholder returns through two increases in the common share dividend. In December 2011, we also initiated a share buyback program for up to $250 million to be executed over a 12-month period starting December 12, 2011, which we believe represents an attractive use of funds to increase shareholder value. In a global financial climate of declining interest rates and weak equity returns, we made a $750 million voluntary prepayment in December 2011 to Bell Canada’s DB pension plan to accelerate the cash funding of Bell’s future pension obligation and reduce the solvency deficit of the pension plan. We also repaid $250 million of long-term debt in 2011 from cash on hand and accessed the capital markets on attractive terms while maintaining strong investment grade credit ratings, raising $2 billion in gross proceeds from the issuance of Bell Canada five- and ten-year MTN debentures and $625 million from the issuance of BCE preferred shares. The $2 billion of long-term debt issued in 2011 completed the permanent debt financing in respect of the CTV acquisition, as well as our 2012 debt refinancing requirements.

36    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

SELECTED ANNUAL AND QUARTERLY INFORMATION

ANNUAL FINANCIAL INFORMATION

The following tables show selected consolidated financial data of BCE, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), for 2011 and 2010. These are our first annual consolidated financial statements prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied. An explanation of the impact of the changeover to IFRS on our reported financial position, financial performance and cash flows is provided in Note 28 to BCE’s consolidated financial statements for the year ended December 31, 2011. We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2011	2010
CONSOLIDATED INCOME STATEMENTS
Operating revenues	19,497	18,069
Operating costs	(11,868)	(10,884)
EBITDA(1)	7,629	7,185
Severance, acquisition and other costs	(409)	(262)
Depreciation	(2,538)	(2,388)
Amortization	(723)	(737)
Finance costs
Interest expense	(842)	(685)
Interest on employee benefit obligations	(984)	(992)
Interest on fund unit liability	–	(370)
Expected return on pension plan assets	1,032	898
Other income	129	173
Earnings before income taxes	3,294	2,822
Income taxes	(720)	(632)
Net earnings	2,574	2,190
Net earnings attributable to:
Common shareholders	2,221	2,083
Preferred shareholders	119	112
Non-controlling interest	234	(5)
Net earnings	2,574	2,190
Net earnings per common share
Basic	2.88	2.74
Diluted	2.88	2.74
Included in net earnings:
Severance, acquisition and other costs	(282)	(189)
Net gains on investments	89	133
Fair value adjustment on fund unit liability	–	49
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	(29)
Adjusted net earnings(1)	2,414	2,119
Adjusted EPS(1)	3.13	2.79
Ratios
EBITDA margin (%)	39.1%	39.8%
Return on equity (%)	21.0%	19.2%

(1)

The terms EBITDA, Adjusted net earnings and Adjusted EPS are non-GAAP financial measures. See Non-GAAP Financial Measures – EBITDA and Adjusted net earnings and adjusted EPS in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measures.

BCE INC. | 2011 | ANNUAL REPORT    37

MANAGEMENT’S DISCUSSION AND ANALYSIS

	2011	2010
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Total assets	39,426	35,893
Cash and cash equivalents	175	771
Debt due within one year (including bank advances, notes payable and loan secured by trade receivables)	2,106	2,570
Long-term debt	12,721	10,581
Total non-current liabilities	17,909	18,771
Equity attributable to owners of the parent	13,778	10,154
RATIOS
Total debt to total assets (times)	0.38	0.37
Long-term debt to total equity (times)	0.92	1.14
CONSOLIDATED STATEMENTS OF CASH FLOWS
Cash flows from operating activities	4,869	4,367
Cash flows used in investing activities	(3,884)	(2,948)
Capital expenditures	(3,256)	(2,998)
Business acquisitions	(680)	(60)
Cash flows used in financing activities	(1,581)	(1,332)
Repurchase of common shares	(143)	(500)
Issue of common shares	152	39
Issue of preferred shares	345	–
Net (repayment) issuance of debt instruments	(6)	660
Cash dividends paid on common shares	(1,520)	(1,318)
Cash dividends paid on preferred shares	(118)	(108)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(315)	–
Free cash flow(1)	1,511	1,437
SHARE INFORMATION
Average number of common shares (millions)	771.4	759.0
Common shares outstanding at end of year (millions)	775.4	752.3
Market capitalization	32,931	26,586
Dividends declared per common share (dollars)	2.0450	1.7850
Book value per share (dollars)	13.75	9.82
Dividends declared on common shares	(1,579)	(1,352)
Dividends declared on preferred shares	(119)	(112)
Market price per common share (dollars)
High (end of day)	42.47	36.09
Low (end of day)	34.31	27.43
Close	42.47	35.34
RATIOS
Capital intensity (%)	16.7%	16.6%
Price to earnings ratio (times)	14.75	12.90
Price to book ratio (times)	3.09	3.60
Price to cash flow ratio (times)	20.32	15.43
OTHER DATA
Number of employees (thousands)	55	50

(1)

Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable IFRS financial measure.

38    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table shows selected consolidated financial data of BCE prepared in accordance with previous Canadian generally accepted accounting principles (previous Canadian GAAP), for 2009, and is not comparable to our 2011 and 2010 information.

2009
CONSOLIDATED INCOME STATEMENTS
Operating revenues	17,735
Earnings from continuing operations	1,749
Discontinued operations	(11)
Net earnings	1,738
Net earnings applicable to common shares	1,631
Net earnings per common share
Continuing operations – basic	2.12
Continuing operations – diluted	2.12
Net earnings – basic	2.11
Net earnings – diluted	2.11
CONSOLIDATED BALANCE SHEETS
Total assets	38,050
Long-term debt	10,299
Total long-term liabilities	15,241
SHARE INFORMATION
Dividends declared per common share (dollars)	1.58

QUARTERLY FINANCIAL INFORMATION

The following table shows selected consolidated financial data by quarter for 2011 and 2010. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

		2011				2010
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating revenues	5,166	4,910	4,955	4,466	4,679	4,517	4,440	4,433
EBITDA	1,869	1,941	1,986	1,833	1,748	1,841	1,843	1,753
Severance, acquisition and other costs	1	(130)	(219)	(61)	(86)	(129)	(15)	(32)
Depreciation	(661)	(628)	(638)	(611)	(607)	(600)	(595)	(586)
Amortization	(181)	(180)	(183)	(179)	(193)	(181)	(183)	(180)
Net earnings	573	736	683	582	344	482	630	734
Net earnings attributable to common shareholders	486	642	590	503	318	454	605	706
Net earnings per common share
Basic	0.62	0.83	0.76	0.67	0.42	0.60	0.80	0.92
Diluted	0.62	0.83	0.76	0.67	0.42	0.60	0.80	0.92
Included in net earnings:
Severance, acquisition and other costs	2	(82)	(162)	(40)	(67)	(91)	(6)	(25)
Net gains on investments	–	–	89	–	–	–	8	125
Fair value adjustment on fund unit liability	–	–	–	–	(58)	(56)	16	147
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	–	–	(3)	(10)	(8)	(8)
Adjusted net earnings	484	724	663	543	446	611	595	467
Adjusted EPS	0.62	0.93	0.86	0.72	0.59	0.81	0.78	0.61
Average number of common shares outstanding – basic (millions)	778.1	777.6	776.6	752.9	754.1	756.7	759.7	765.7

BCE INC. | 2011 | ANNUAL REPORT    39

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER HIGHLIGHTS

BCE’s operating revenue was $5,166 million in the fourth quarter of 2011, or 10.4% higher compared to the same period last year, due to the acquisition of CTV and improved wireless performance at Bell. BCE’s EBITDA was $1,869 million in the fourth quarter of 2011, or 6.9% higher compared to the same period last year. Growth at Bell, including Bell Media, was partly offset by lower EBITDA at Bell Aliant.
     Revenues at Bell increased 12.6% in Q4 2011 to $4,576 million, while Bell’s EBITDA grew 10.3% to $1,548 million. Higher year-over-year revenue and EBITDA reflected significant contributions from all Bell growth services, including strong revenue, EBITDA and postpaid subscriber performance at Bell Wireless, the addition of Bell Media, and fast subscriber growth in Bell’s new Fibe TV service.
     Bell Wireless operating revenues increased 5.9% to $1,365 million in Q4 2011, with service revenue up 6.4% and EBITDA up 9.6%, reflecting the significant flow-through of increased postpaid smartphone subscribers acquired throughout 2011. Postpaid net additions in Q4 totalled 131,986, with smartphone users accounting for 48% of total postpaid subscribers at the end of 2011, compared to 31% last year. Blended ARPU was up 4.1% to $54.50 per month, our highest year-over-year quarterly growth rate in 2011, reflecting a 32% increase in wireless data revenue. Bell Wireless EBITDA grew 9.6% in Q4 even with a $24 million year-over-year increase in customer acquisition and retention costs.
     Bell Wireline Q4 performance reflected solid results from Internet and TV, with revenues up 10.0% and 1.6%, respectively. TV revenue grew on the strength of Bell Fibe TV, with 27,726 net new subscriber activations, up 20.4% from last year. TV and residential Internet revenue growth was offset by declines in local and access, long distance, and data product and equipment revenues, resulting in a 4% overall decrease in Bell Wireline operating revenues to $2,709 million in Q4 2011. Bell Wireline EBITDA was down 2.2% in Q4 on lower operating revenues. A 5.0% improvement in wireline operating costs in the fourth quarter of 2011 effectively offset the loss of higher-margin legacy revenues and costs related to growing the Fibe TV subscriber base, resulting in EBITDA margin expansion of 0.7 percentage points to 36.8%.
     Bell Media had revenues of $578 million in Q4 2011, benefitting from strong subscriber revenue growth due to higher rates for broadcast distributors carrying leading Bell Media specialty channels, such as TSN and RDS, and increasing usage of online TV and mobile TV services. Bell Media’s Q4 EBITDA was $130 million, including a non-cash charge of $33 million to amortize the fair value increment of programming rights recognized on the acquisition of CTV.
     Bell invested $871 million in new capital in Q4 2011 to support its rapid broadband infrastructure development, including new fibre to residential homes and businesses in Ontario and Québec to support Bell Fibe TV, Fibe Internet and new cloud computing services for business, and the ongoing rollout of Bell’s LTE mobile network.
     Depreciation of $661 million increased from $607 million for the same period last year due to a higher depreciable asset base in 2011, a reduction in assets’ useful lives as we invest more in technology-related assets and incremental depreciation due to our acquisition of CTV on April 1, 2011.
     Amortization of $181 million in Q4 2011 was lower compared to $193 million last year due to a lower depreciable asset base in 2011, partly offset by incremental amortization due to our acquisition of CTV on April 1, 2011.
     Cash flows from operating activities were $838 million compared to $491 million in the same period last year due to higher net earnings. Free cash flow in Q4 2011, before and after the $750 million voluntary pension plan contribution, was $564 million and negative $186 million, respectively, compared to $219 million and negative $531 million, respectively, in the previous year. The year-over-year improvement was due to higher EBITDA and an improved working capital position.
     BCE’s net earnings attributable to common shareholders were $486 million, or $0.62 per share, in Q4 compared to $318 million, or $0.42 per share, in Q4 2010. The year-over-year increase in earnings was due primarily to higher EBITDA and lower severance, acquisition and other costs, and a fair value loss in Q4 2010 on the publicly held units of Bell Aliant Income Fund, which were treated as debt under IFRS accounting. BCE’s Adjusted EPS in Q4 2011 was $0.62 per common share, compared to $0.59 in Q4 2010. This 5.1% increase was due to higher EBITDA, lower net pension finance costs, and gains on derivative contracts, partly offset by higher depreciation and net interest expense due mainly to the acquisition of CTV which, on a net basis, was accretive to overall earnings in 2011.

Seasonality Considerations

Some of our segments’ revenues and expenses vary slightly by season, which may impact quarter-to-quarter operating results.
     Wireline segment revenues tend to be higher in the fourth quarter because of higher data and equipment product sales to business customers and higher consumer electronic equipment sales during the holiday period in December. Home Phone, TV and Internet subscriber activity is subject to modest seasonal fluctuations, attributable largely to residential moves during the summer months and the back-to-school period. Targeted marketing efforts conducted during various times of the year to coincide with special events or broad-based marketing campaigns also may have an impact on overall wireline operating results.
     Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and handset subsidies, resulting in higher subscriber acquisition and activation-related expenses in certain quarters. In particular, Wireless segment EBITDA tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season. Additionally, the third quarter has become more significant in terms of wireless subscriber additions in recent years as a result of back-to-school offers, while subscriber additions have typically been lowest in the first quarter.
     In our Media segment, a large part of its revenues and related expenses from television and radio broadcasting is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. Seasonal variations are driven by the strength of TV ratings particularly during the new Fall programming season, major sports league seasons and other special sporting events such as the Olympic Games, NHL hockey playoffs and World Cup soccer, as well as fluctuations in consumer retail activity during the year.

40    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RESULTS ANALYSIS

This section provides detailed information and analysis about our performance in 2011 compared with 2010. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

	2011	2010	% CHANGE
Operating revenues	19,497	18,069	7.9%
Operating costs	(11,868)	(10,884)	(9.0%)
EBITDA	7,629	7,185	6.2%
Severance, acquisition and other costs	(409)	(262)	(56.1%)
Depreciation	(2,538)	(2,388)	(6.3%)
Amortization	(723)	(737)	1.9%
Finance costs
Interest expense	(842)	(685)	(22.9%)
Interest on employee benefit obligations	(984)	(992)	0.8%
Interest on fund unit liability	–	(370)	100.0%
Expected return on pension plan assets	1,032	898	14.9%
Other income	129	173	(25.4%)
Earnings before income taxes	3,294	2,822	16.7%
Income taxes	(720)	(632)	(13.9%)
Net earnings	2,574	2,190	17.5%
Net earnings attributable to:
Common shareholders	2,221	2,083	6.6%
Preferred shareholders	119	112	6.3%
Non-controlling interest	234	(5)	n.m.
Net earnings	2,574	2,190	17.5%
Adjusted net earnings attributable to common shareholders	2,414	2,119	13.9%
Earnings per share (EPS)	2.88	2.74	5.1%
Adjusted EPS	3.13	2.79	12.2%

n.m.: not meaningful

OPERATING REVENUES

Total operating revenues for BCE were $19,497 million in 2011, representing a 7.9% increase over operating revenues of $18,069 million in 2010. Higher revenues at Bell, partly offset by lower Bell Aliant revenues, brought about the improvement in BCE’s total operating revenues in 2011.
     Bell’s operating revenues increased 9.3% in 2011 to $17,133 million from $15,669 million in 2010 mainly due to the acquisition of CTV. Additionally, higher revenue at our Bell Wireless segment was offset by lower Bell Wireline revenue year over year, which excludes revenues from our portal business that are reported in our Bell Media segment as of Q2 2011. Operating revenues for Bell in 2011 were comprised of service revenues of $15,469 million, 11.4% higher than in 2010, and product revenues of $1,664 million, a 6.9% decline from the previous year.
     Bell Wireline’s revenues decreased 3.0% in 2011 due mainly to lower local and access, long distance and data product revenues and the transfer of our portal business. Growth in revenues from our TV and residential Internet services moderated this decline.
     Bell  Wireless’ revenues grew 6.6% in 2011, as a result of increased service revenues from a larger postpaid subscriber base, increased data usage that generated higher blended ARPU year over year, and higher product revenues generated by higher postpaid subscriber acquisition and handset upgrades.
     Bell Media’s revenues in 2011 were $1,542 million.
     Revenues at Bell Aliant were 1.2% lower in 2011 compared to 2010, due mainly to the continued decline in its local voice and long distance revenues and lower telecommunications equipment sales. The year-over-year decrease was offset partly by revenue growth from Internet, IP-based broadband connectivity, wireless and TV services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

OPERATING COSTS

Operating costs for BCE were $11,868 million in 2011, up from $10,884 million in 2010. The year-over-year increase was the result of higher operating costs at Bell. Bell Aliant’s operating costs were up slightly in 2011 at $1,458 million, compared with $1,435 million in the previous year mainly due to higher TV costs consistent with growth in Bell Aliant’s FibreOP TV subscriber base.

BCE INC. | 2011 | ANNUAL REPORT    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

     Bell’s operating costs increased 9.8% to $10,821 million in 2011 from $9,857 million in 2010. The year-over-year increase was due to the acquisition of CTV. Higher operating costs at Bell Wireless were more than offset by reduced operating costs at our Bell Wireline segment.
     Operating costs at Bell Wireline decreased 5.7% in 2011 to $6,466 million from $6,854 million in 2010. The improvement was the result of lower labour costs, reduced purchases of goods and services due to lower product sales year over year, lower capital taxes, decreased marketing and sales expenses, billing and IT-related cost savings from previously renegotiated vendor contracts, and commodity tax settlements, as well as the cost savings realized through efficiency-related productivity improvements. Vancouver Winter Olympics-related expenses incurred in the first quarter of 2010 that did not recur in 2011 also contributed to lower overall Bell Wireline operating costs in 2011.
     Bell Wireless’ operating costs were $3,408 million in 2011, compared with $3,188 million in 2010. The increase was the result of costs related to higher year-over-year postpaid gross subscriber acquisitions, increased spending on customer retention and handset upgrades, higher payments to other carriers due to increased wireless data roaming, increased labour costs and higher real estate costs.
     Bell Media’s operating costs were $1,208 million in 2011. This amount included a non-cash charge of $63 million for amortization of the fair value of certain programming rights, which resulted from the allocation of the purchase price for CTV.
     Total pension current service cost at BCE increased to $241 million in 2011 from $200 million in 2010. Pension current service cost at Bell totalled $181 million in 2011, up from $147 million in the previous year. The increase was attributable to the impact of a lower discount rate used to value employee benefit obligations, as well as to incremental pension costs from the acquisition of CTV. Pension current service cost at Bell Aliant also was slightly higher, increasing to $60 million in 2011 from $53 million in 2010, due to the impact of a lower discount rate used to value employee benefit obligations.

EBITDA

EBITDA at BCE increased 6.2% in 2011 to $7,629 million from $7,185 million in 2010 due to higher EBITDA at Bell, driven mainly by the acquisition of CTV. Solid Bell Wireless, TV and residential Internet revenue growth, as well as ongoing rigorous management of Bell  Wireline operating costs as described above, also contributed to improved EBITDA in 2011. Lower EBITDA at Bell Aliant in 2011 moderated the increase in BCE’s EBITDA. BCE’s EBITDA margin decreased to 39.1% in 2011 from 39.8% in the previous year.
     Bell’s EBITDA was $6,312 million in 2011, up 8.6% from $5,812 million in 2010. This increase was driven by the acquisition of CTV and by improved year-over-year performance at both our Bell Wireline and Bell Wireless segments. Bell’s EBITDA margin decreased slightly in 2011 to 36.8% from 37.1% in the previous year. The decrease in Bell’s EBITDA margin in 2011 can be attributed to higher wireless operating costs combined with more modest year-over-year wireless service revenue growth, as well as to the inclusion of relatively lower-margin Bell Media revenues in our operating results beginning in the second quarter of 2011.
     EBITDA at our Bell Wireline segment increased 1.5% in 2011 mainly as a result of lower operating costs year over year, partly offset by a decline in revenues as described above.
     Bell Wireless’ EBITDA increased 6.1% in 2011 due mainly to higher wireless operating revenues, which were partly offset by higher year-over-year spending on postpaid customer acquisition and retention.
     Bell Media’s EBITDA was $334 million in 2011, including $63 million of amortization of the fair value of certain programming rights.
     Bell Aliant’s EBITDA decreased 4.1% in 2011, reflecting both lower operating revenues and higher operating costs year over year.
     See Segmented Analysis for a discussion of EBITDA on a segmented basis.

SEVERANCE, ACQUISITION AND OTHER COSTS

This category includes various income and expenses that are not related directly to the operating revenues generated during the year.

2011

We recorded severance, acquisition and other costs of $409 million in 2011. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $191 million acquisition costs of $165 million, primarily related to CTV, which include $164 million relating to the CRTC tangible benefit obligation that we were ordered to pay over seven years to benefit the Canadian broadcasting system as part of our acquisition of CTV, partly offset by a pension curtailment gain of $13 million resulting from the transfer of certain employees to BCE from CTV other charges of $53 million, which include $18 million for real estate costs and $10 million related to an administrative amount levied by the federal Competition Bureau.

2010

We recorded severance, acquisition and other costs of $262 million in 2010. These included:

  severance charges related to voluntary and involuntary workforce reduction initiatives of $45 million acquisition costs of $26 million, which include $10 million related to the acquisition of Virgin other charges of $191 million, which include $120 million related to the CRTC’s decision to include interest and other amounts in our deferral account balance and $62 million for the impairment of certain customer relationships at Bell Aliant as a result of a reduction in their useful lives from 25 years to 10 years.

DEPRECIATION AND AMORTIZATION

The amount of our depreciation and amortization in any year is affected by:

  how much we invested in new property, plant and equipment and intangible assets in previous years and the useful lives of those assets how many assets we retired during the year

  changes in estimates.

42    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation

Depreciation of $2,538 million in 2011 represented an increase of $150 million, or 6.3%, compared to $2,388 million in 2010 due to a higher depreciable asset base in 2011, our investment in technology-based assets that have shorter useful lives, and incremental depreciation due to our acquisition of CTV on April 1, 2011.

Amortization

Amortization of $723 million in 2011 decreased compared to $737 million in 2010 due to a lower depreciable asset base in 2011, partly offset by incremental amortization resulting from our acquisition of CTV on April 1, 2011.

FINANCE COSTS

Interest Expense

Interest expense of $842 million in 2011 represented an increase of $157 million, or 22.9%, compared to $685 million in 2010. The increase resulted from higher average debt levels used to finance the CTV acquisition and the cessation of capitalization of interest expense on our spectrum licences, partly offset by lower average interest rates.

Interest on Employee Benefit Obligations

In 2011, a lower discount rate was used to value our employee benefit obligations because of a reduction in market interest rates, which reduced interest expense on employee benefit obligations. The decrease was offset largely by increased interest on a higher benefit obligation. Therefore, interest on employee benefit obligations of $984 million in 2011 represented a decrease of $8 million, or 0.8%, compared to $992 million in 2010.

Interest on Fund Unit Liability

In 2010, interest of $370 million on the fund unit liability, which represented the third-party ownership of the units of Bell Aliant prior to its conversion to a corporate structure, represented the distributions declared to third-party fund unit holders.

EXPECTED RETURN ON PENSION PLAN ASSETS

Expected return on pension plan assets of $1,032 million in 2011 represented an increase of $134 million, or 14.9%, compared to $898 million in 2010. This increase was a result of higher assets in the pension plans in 2011 due to the reinvested return on pension plan assets in 2010 and a voluntary contribution of $750 million made to the pension plan in December 2010.

OTHER INCOME

Other income includes income and expense, such as:

  net gains or losses on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments impairment of assets

  losses on disposal and retirement of software, plant and equipment net mark-to-market gains or losses on economic hedges

  interest income on cash and cash equivalents

  other miscellaneous income or expense.

Other income of $129 million in 2011 represented a decrease of $44 million, or 25.4%, compared to $173 million for the same period last year. In 2011, we recognized and reclassified to earnings a gain of $89 million on our previously held 15% equity interest in CTV at the acquisition date and recognized a $75 million net mark-to-market gain on economic hedges. These were offset partly by losses on disposal and retirement of software, plant and equipment of $45 million, a goodwill impairment of $17 million for a business in Bell Wireline that will cease operations in 2012 and an impairment of our Calgary Westwinds campus that is under a finance lease of $14 million, resulting from an arrangement to sublease the premises in their entirety. In 2010, other income of $173 million included a gain on the sale of our investment in SkyTerra Communications Inc. and a fair value gain on our fund unit liability of $49 million, offset by losses of $41 million on the disposal and retirement of software, plant and equipment.

INCOME TAXES

Income taxes of $720 million in 2011 represented an increase of $88 million, or 13.9%, compared to $632 million in 2010 due to higher taxable earnings and the effect of Bell Aliant being taxed as a corporation, partly offset by a lower corporate tax rate.
     The effective tax rate decreased to 21.9% in 2011 compared to 22.4% in 2010.

NET EARNINGS ATTRIBUTABLE TO NON-CONTROLLING INTEREST

Net earnings attributable to non-controlling interest of $234 million in 2011 represented an increase of $239 million compared to a loss of $5 million for the same period last year. On January 1, 2011, Bell Aliant changed its corporate form from an income fund to a corporation, which eliminated our fund unit liability and created a non-controlling interest. The amounts, therefore, are not comparable. Our ownership interest remained the same as trust units were exchanged for common shares on a one-for-one basis.

NET EARNINGS AND EPS

Net earnings attributable to common shareholders in 2011 were $2,221 million, or $2.88 per common share, compared to net earnings of $2,083 million, or $2.74 per common share in 2010. The increase in 2011 was a result of higher EBITDA, lower net pension finance costs, lower interest on the fund unit liability, higher net mark-to-market gains on economic hedges and a lower tax rate. These were partly offset by: higher severance, acquisition and other costs; higher interest expense, depreciation, and impairment charges; a fair value gain in 2010 on the fund unit liability that did not recur in 2011; and lower net gains on investments.
     Excluding the impact of severance, acquisition and other costs, net gains on investments, the fair value adjustment to the fund unit liability and adjustments to earnings to reflect the interest on the fund unit liability as non-controlling interest, Adjusted net earnings were $2,414 million in 2011, an increase of $295 million compared to $2,119 million for the same period last year. As a result, Adjusted EPS increased 12.2% in 2011 to $3.13 per common share from $2.79 per common share in 2010.

BCE INC. | 2011 | ANNUAL REPORT    43

MANAGEMENT’S DISCUSSION AND ANALYSIS

SEGMENTED ANALYSIS

Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     On January 1, 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, 2010 results for Bell Wireline and Bell Aliant reflect the change in ownership of xwave.
     On April 1, 2011, BCE acquired the remaining 85% of CTV common shares that it did not already own. CTV is reported as a new segment, Bell Media, which also includes certain assets that we transferred to it from our wireline business. The Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting entertainment services to customers across Canada.

OPERATING REVENUES	2011	2010	% CHANGE
Bell Wireline	10,621	10,948	(3.0%)
Bell Wireless	5,231	4,906	6.6%
Bell Media	1,542	–	n.m.
Inter-segment eliminations	(261)	(185)	(41.1%)
Bell	17,133	15,669	9.3%
Bell Aliant	2,775	2,808	(1.2%)
Inter-segment eliminations	(411)	(408)	(0.7%)
Total operating revenues	19,497	18,069	7.9%

EBITDA	2011	2010	% CHANGE
Bell Wireline	4,155	4,094	1.5%
Bell Wireless	1,823	1,718	6.1%
Bell Media	334	–	n.m.
Bell	6,312	5,812	8.6%
Bell Aliant	1,317	1,373	(4.1%)
Total EBITDA	7,629	7,185	6.2%

n.m.: not meaningful

BELL WIRELINE SEGMENT

Bell Wireline Revenue

BELL WIRELINE REVENUE	2011	2010	% CHANGE
Local and access	2,852	3,012	(5.3%)
Long distance	903	923	(2.2%)
Data	3,811	3,985	(4.4%)
TV	1,831	1,749	4.7%
Equipment and other	911	962	(5.3%)
Total external revenues	10,308	10,631	(3.0%)
Inter-segment revenues	313	317	(1.3%)
Total Bell Wireline revenue	10,621	10,948	(3.0%)

Bell Wireline revenues totalled $10,621 million in 2011, down 3.0% from $10,948 million in 2010. Year-over-year revenue declines of $160 million in local and access, $20 million in long distance, $174 million in data, and $51 million in equipment and other were partly offset by an $82 million increase in TV revenue.

Local and Access

Local and access revenues declined 5.3% in 2011 to $2,852 million from $3,012 million in 2010. The decrease was due mainly to ongoing residential and business NAS erosion and re-pricing pressures, mainly within our large, mass and mid-sized business markets, as a result of competitive pricing offers in the marketplace. The rate of decline in local and access revenues in 2011 lessened compared to the previous year, reflecting fewer NAS net losses and the favourable impact of price increases, which contributed to higher Home Phone ARPU in 2011.
     NAS net losses were 374,049 in 2011, representing a 2.9% improvement over net losses of 385,317 in 2010. This result reflected fewer year-over-year business access line losses, partly offset by a higher number of residential NAS line losses.
     Residential NAS line losses totalled 332,766 in 2011, up 19.9% from 277,643 in 2010, reflecting higher year-over-year customer losses to cable TV competitors due to their aggressive service bundle pricing and promotional activities that intensified following our launch of Fibe TV in areas of Toronto and Montréal. Increasing wireless and Internet-based technology substitution also contributed to the increase in residential NAS net losses in 2011.
     Business NAS line losses improved 62% in 2011 to 41,283 from 107,674 in the previous year, due mainly to effective customer retention strategies that resulted in fewer NAS line disconnections among mass and mid-sized business customers year over year, as well as the provisioning of access lines in a new call centre for a large business customer in the financial services sector. This result was achieved even with increasingly intense competition in the mass and mid-sized business market, continued soft overall demand for new installations due to sluggish employment rates and spending rationalization by business customers, as well as ongoing conversion of voice lines to IP-based services. Growth in wholesale net additions via a third-party reseller of business NAS also contributed to the reduction in business NAS line losses in 2011.
     At December 31, 2011, our combined residential and business NAS customer base totalled 6,101,656 lines (comprised of 3,276,121 residential lines and 2,825,535 business lines), compared to 6,475,705 lines (comprised of 3,608,887 residential lines and 2,866,818 business lines) at the end of 2010. This corresponds to an annualized rate of NAS erosion of 5.8% in 2011 compared to 5.6% in 2010, which was comprised of residential and business NAS erosion rates of 9.2% and 1.4%, respectively, compared to 7.1% and 3.6%, respectively, in 2010.

Long Distance

Long distance revenues were $903 million in 2011, down 2.2% from $923 million in 2010. The rate of long distance revenue erosion in 2011 improved considerably over a 13.5% decrease in the previous year, as a result of higher revenues from increased sales of global long distance minutes and the positive impact of price increases. These factors were offset by the impact of fewer minutes of use by residential and business customers resulting from NAS line losses and technology substitution to wireless calling and IP-based services, ongoing toll competition and rate pressures in our business markets, as well as the continuing shift by residential customers from per-minute rate plans to unlimited or high-usage packages for a set monthly price.

Data

Data revenues totalled $3,811 million in 2011, down 4.4% from $3,985 million in 2010. The decrease resulted primarily from the continued decline in legacy data revenues, as well as reduced

44    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

year-over-year sales of equipment and ICT-managed service solutions from lower spending by business customers across most industry sectors. The decrease in legacy data revenues can be attributed to continued business customer migration to IP-based systems, competitive losses, pricing pressures in our business and wholesale market segments, and a lower volume of digital network access circuits in use by our business customers due to continued cautious spending, reflecting low levels of growth in the economy. IP broadband connectivity revenues generated in the first quarter of 2010 by our Business Markets unit as a result of the Vancouver Winter Olympics and the non-recurrence of revenues generated in the second quarter of 2010 from the G8/G20 Summit also had an unfavourable impact on data revenue growth at Bell in 2011. Moreover, data revenues were impacted adversely by the Sympatico.ca portal revenues, which are reported in our Bell Media segment starting in Q2 2011. Higher residential Internet service revenues, driven primarily by a larger subscriber base and a greater proportion of customers subscribing to Bell Fibe Internet packages year over year, as well as higher IP broadband connectivity revenues, moderated the decline in data revenues in 2011.
     We added 15,426 net high-speed Internet customers in 2011 compared to net activations of 40,335 in 2010. Despite the pull-through effect of Fibe TV customer activations, as well as the continued broadband fibre service expansion that supported solid growth in our Fibe Internet customer base in 2011, the year-over-year decrease in net activations can be attributed to decreased sales in our direct retail channels due to our competitors’ aggressive acquisition offers, higher residential and small business customer deactivations, fewer wholesale net activations and increasing wireless substitution. At December 31, 2011, our total number of high-speed Internet connections was 2,112,752, representing a 0.7% increase since the end of 2010.

TV

TV revenues increased 4.7% in 2011 to $1,831 million from $1,749 million in 2010 as a result of higher ARPU and a larger customer base, year over year. TV ARPU in 2011 was up 1.5% to $74.56 per month from $73.49 per month in 2010, due primarily to price increases.
     We added 67,498 net TV subscribers in 2011, down 5.2% from 71,221 net activations in 2010. TV subscriber acquisition in 2011 was fuelled by increased sales of Fibe TV launched in September 2010, reflecting increasing customer demand as we further expanded our IPTV service footprint. This was moderated by lower satellite TV net activations, due to greater customer churn as a result of aggressive competitive pricing on service bundles and other promotional activity by cable TV operators. Wholesale satellite TV net additions were relatively stable year over year. At December 31, 2011, our TV subscriber base totalled 2,087,596, representing a 3.3% increase since the end of 2010.

Equipment and Other

Equipment and other revenues decreased 5.3% in 2011 to $911 million from $962 million in 2010. The year-over-year decline was due mainly to lower equipment sales, promotional offers at Bell TV that reduced the average retail price of our premium TV STBs and a higher proportion of TV STB rentals in 2011 compared to the previous year, as well as lower consumer electronics equipment sales at The Source.

Bell Wireline EBITDA

EBITDA for our Bell Wireline segment was $4,155 million in 2011, up 1.5% from $4,094 million in 2010. This corresponded to an EBITDA margin of 39.1% in 2011, representing a 1.7 percentage point improvement over the previous year.
     The increase in Bell Wireline EBITDA in 2011 was due to reduced operating costs, which declined 5.7% to $6,466 million from $6,854 million in 2010. The reduction in operating costs more than offset the decrease in revenues. The cost reductions were due to:

  lower cost of goods sold as a result of decreased product sales a decline in labour costs due to a reduced workforce, decreased use of outsourced labour, and lower share-based and variable management compensation expenses

  IT savings from reduced contract maintenance costs, as well as lower print and mailing costs for customer billing lower U.S. dollar hedge rates in 2011 on our U.S. dollar-denominated purchases the elimination of capital taxes at the end of 2010

  commodity tax settlements

  decreased marketing and sales expenses

  other efficiency gains resulting from productivity and service improvements in both our field operations and residential services call centres.

Lower operating expenses and marketing-related costs incurred for our sponsorship of the Vancouver Winter Olympics in the first quarter of 2010 also contributed to the improvement in Bell Wireline’s EBITDA in 2011. Higher cost of revenue resulting from increased sales of global long distance minutes and higher fleet management costs, as well as higher pension current service costs, partly offset the improvement in Bell Wireline operating costs in 2011.

BELL WIRELESS SEGMENT

Bell Wireless Revenue

BELL WIRELESS REVENUE	2011	2010	% CHANGE
Service	4,769	4,469	6.7%
Product	422	407	3.7%
Total external revenues	5,191	4,876	6.5%
Inter-segment revenues	40	30	33.3%
Total Bell Wireless revenue	5,231	4,906	6.6%

Bell Wireless operating revenues, comprised of network service and product revenues, increased 6.6% in 2011 to $5,231 million from $4,906 million in 2010.
     Wireless service revenue was up 6.7% in 2011 to $4,769 million from $4,469 million in 2010. The year-over-year increase was the result of growth in postpaid subscribers and increased wireless data usage, which contributed to higher blended ARPU. Wireless data revenue grew 34% in 2011, while wireless voice revenue decreased 1.0%. Wireless service revenue in 2011 was impacted negatively by richer rate plan offers, as well as

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MANAGEMENT’S DISCUSSION AND ANALYSIS

increased customer acquisition credits and loyalty discounts offered on contract renewals in light of the higher overall level of competitive intensity throughout the year.
     Product revenue was 3.7% higher in 2011, increasing to $422 million from $407 million in 2010, even with lower average handset pricing driven by discounted acquisition and customer upgrade offers in response to aggressive competition. The year-over-year increase in product revenue reflected higher smartphone sales on both new postpaid subscriber acquisitions, which increased over 2010, and customer upgrades.
     Blended ARPU was $53.55 per month in 2011, up 2.9% compared to $52.03 per month in 2010, reflecting a greater percentage of higher-value postpaid customers in our subscriber base year over year. Lower voice ARPU, resulting mainly from competitive pricing pressures and lower usage by customers increasingly substituting for data features and services, was more than offset by higher data ARPU. Data ARPU growth reflected increased use of e-mail, wireless Internet, text messaging and other mobile applications, as well as increased adoption of data plans driven by increased penetration of smartphones and other data devices such as tablets.
     Postpaid gross activations increased 5.3% in 2011 to 1,402,965 from 1,332,086 in 2010, and represented 72% of total gross activations compared to 67% in the previous year. The increase in postpaid gross activations was driven by our attractive promotional offers and effective sales efforts in all our direct channels, as well as our broad handset line-up, which includes the latest smartphones and other popular devices, many of which are exclusive to Bell Mobility for a certain period of time. At December 31, 2011, smartphone subscribers represented 48% of the postpaid subscriber base compared to 31% at the end of 2010.
     Prepaid gross activations decreased 20.1% in 2011 to 533,431 from 667,396 in 2010, due primarily to our emphasis on postpaid acquisitions at Bell Mobility and Virgin, as well as aggressive acquisition offers from the newer wireless entrants for lower-value subscribers.
     Notwithstanding higher year-over-year postpaid gross activations, total gross wireless activations in 2011 decreased 3.2% to 1,936,396 from 1,999,482 in 2010 due to fewer prepaid gross activations.
     Our blended churn rate increased to 2.0% in 2011 from 1.9% in 2010 as a result of higher postpaid and prepaid churn. Postpaid churn increased to 1.5% in 2011 from 1.4% in 2010, while prepaid churn increased to 3.9% from 3.5%. Higher postpaid and prepaid churn in 2011 was driven mainly by heightened competitive intensity, particularly at the low end of the consumer market, reflecting richer acquisition offers that include unlimited voice and data usage rate plans and deeply discounted handsets.
     Total wireless net subscriber activations decreased to 185,434 in 2011 from 408,746 in the previous year, as growth in postpaid gross activations was offset by fewer prepaid gross activations and higher churn. Postpaid net activations totalled 433,797 in 2011, down from 500,139 in 2010, as a result of increased churn primarily at Virgin Mobile and Solo. Prepaid net customer losses increased in 2011 to 248,363 from 91,393 in the previous year. At December 31, 2011, we provided service to 7,427,482 wireless subscribers, representing a 2.6% increase since the end of 2010.

Bell Wireless EBITDA

Our Bell Wireless segment reported EBITDA of $1,823 million in 2011 compared to $1,718 million in 2010. The 6.1% increase in Bell Wireless’ EBITDA was mainly the result of higher wireless operating revenues as described above, partly offset by higher operating costs. Bell Wireless’ EBITDA margin as a percentage of wireless service revenue was 38.2% in 2011, down from 38.4% in 2010. The slight year-over-year decline in wireless EBITDA margin resulted from relatively higher spending on subscriber acquisition and customer retention in combination with slower service revenue growth in 2011 compared to the previous year.
     Bell Wireless operating costs, which increased 6.9% in 2011 to $3,408 million from $3,188 million in 2010, reflected increased year-over-year spending on customer retention and handset upgrades, higher subscriber acquisition costs attributable to increased smartphone sales and a greater number of postpaid gross activations compared to 2010, as well as higher per-unit handset subsidies to maintain our postpaid market competitiveness. Other increases resulted from higher payments to other carriers due to increased data roaming volume, increased real estate costs, and higher labour costs related to customer support for a growing base of smartphone customers using more sophisticated data services and applications. Lower advertising and marketing costs, due to disciplined expense management and the non-recurrence of spending for the Vancouver Winter Olympics in 2010, moderated the increase in wireless operating costs in 2011.
     Beginning in the first quarter of 2011, we changed our methodology for calculating wireless COA to better align with Canadian industry practices, which exclude certain recurring commissions paid from the calculation of COA and instead record them as a cost of maintaining customers. The prior period has been restated to make year-over-year comparisons consistent.
     Wireless COA per gross activation increased 12.6% in 2011 to $403 from $358 in 2010. This increase was due mainly to higher per-unit handset subsidies driven by a higher proportion of postpaid and smartphone customer activations in 2011 compared to the previous year, as well as more aggressive handset pricing in the market. This was partly offset by the favourable impact of disciplined spending on advertising and lower U.S. dollar hedge rates in 2011 on our U.S. dollar-denominated purchases of wireless devices.

BELL MEDIA SEGMENT

Bell Media Revenue

BELL MEDIA REVENUE	2011
Total external revenues	1,455
Inter-segment revenues	87
Total Bell Media revenue	1,542

Bell Media’s operating revenue in 2011 was $1,542 million, benefitting from strong advertising sales in all media properties along with increased subscriber revenue in TV and digital online TV and mobile TV services.
     Advertising revenue in 2011 was driven by solid demand across most industry sectors, mainly as a result of the maintenance of strong audience levels across Bell Media’s conventional and specialty TV channels. However, consistent with a slow-growing

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MANAGEMENT’S DISCUSSION AND ANALYSIS

economy, advertising revenues began to soften in the third quarter of 2011. CTV, Bell Media’s conventional television network, consistently reported the strongest ratings in all seasons in 2011, holding a majority of the top 20 programs nationally among all viewers, while the Bell Media family of websites streamed more than 1.1 billion video views and welcomed 14.4 million unique visitors on average each month, serving up 72.7 million hours of video and a total of 5.5 million page views in 2011.
     Subscriber revenue reflected implementation of higher rates charged to other broadcast distributors for certain Bell Media specialty sports services, as well as strong non-sports specialty channel and digital results. Digital subscriber revenue was driven by the introduction, on April 1, 2011, of an enhanced mobile TV service featuring live and on-demand access to expanded content from CTV, TSN, RDS, BNN, MTV and other top brands in Canadian news, sports and entertainment from Bell Media.

Bell Media EBITDA

Bell Media’s EBITDA was $334 million in 2011, which included $63 million amortization of fair value adjustments to certain programming rights recognized as part of the acquisition of CTV.
     Bell Media’s operating costs totalled $1,208 million in 2011, which reflected the impact of cost savings realized in purchased conventional TV programming due to scheduling changes, reduced general and administrative expenses, and cost synergies achieved as a result of CTV’s integration into Bell, partly offset by the amortization of fair value adjustments to programming rights.

BELL ALIANT SEGMENT

Bell Aliant Revenue

BELL ALIANT REVENUE	2011	2010	% CHANGE
Local and access	1,231	1,287	(4.4%)
Long distance	359	371	(3.2%)
Data	713	659	8.2%
Wireless	88	81	8.6%
Equipment and other	152	164	(7.3%)
Total external revenues	2,543	2,562	(0.7%)
Inter-segment revenues	232	246	(5.7%)
Total Bell Aliant revenue	2,775	2,808	(1.2%)

Bell Aliant revenues decreased 1.2% to $2,775 million in 2011 from $2,808 million in 2010. The year-over-year decline resulted from the continued erosion of Bell Aliant’s legacy voice business and lower telecommunications equipment sales, largely offset by higher revenues from growth in Internet, data, wireless and TV services. Higher year-over-year growth in IP broadband connectivity service revenue also moderated the decrease in Bell Aliant’s operating revenue in 2011.
     Local and access revenues decreased 4.4% in 2011 to $1,231 million from $1,287 million in 2010. This reduction was due to a 5.3% decline in the NAS customer base since the end of 2010, reflecting competitive losses driven by aggressive pricing by competitors as well as substitution for other services including wireless and VoIP. Programs targeted at retaining our highest value customers, increasing features penetration and selected price increases that reflect the higher value provided through Bell Aliant’s bundled packages moderated the impact of a declining NAS customer base on revenues. At December 31, 2011, Bell Aliant had 2,628,775 NAS in service, compared to 2,775,874 NAS at the end of 2010.
     Long distance revenues were $359 million in 2011, down 3.2% compared to $371 million in the previous year. Long distance revenues decreased year over year as a result of NAS line losses and technology substitution to wireless calling and IP-based services, as well as customer migration from legacy per-minute plans to flat rate plans. The effects of these declines were partly offset by selective price increases.
     Data revenues increased 8.2% in 2011 to $713 million from $659 million in 2010. The year-over-year improvement was due mainly to higher Internet and IPTV revenues, attributable to a greater number of high-speed subscribers and increased residential ARPU resulting from the combined impact of price increases, and increased demand for bandwidth and premium services. At December 31, 2011, Bell Aliant had 862,369 high-speed Internet subscribers compared to 842,460 subscribers at the end of 2010. Higher TV service revenues from growth in Bell Aliant’s FibreOP TV customer base and increased IP broadband connectivity revenue also contributed to the increase in data revenue growth at Bell Aliant in 2011.
     Wireless revenues grew 8.6% in 2011 to $88 million from $81 million in 2010, due mainly to subscriber growth. At December 31, 2011, Bell Aliant had 145,169 wireless customers, a 9.7% increase since the end of 2010.
     Equipment and other revenues decreased 7.3% in 2011 to $152 million from $164 million in 2010, due mainly to lower telecommunications equipment sales and less custom work, mainly as a result of a sale in the second quarter of 2010 related to the G8/G20 Summit that did not recur in 2011. This was partly offset by higher telephone pole revenues year over year due to the repurchase of telephone poles.

Bell Aliant EBITDA

EBITDA at Bell Aliant decreased 4.1% in 2011 to $1,317 million from $1,373 million in 2010. The decline was driven by lower operating revenues, as described previously, and higher operating costs year over year.
     Bell Aliant’s operating costs were $1,458 million in 2011, up from $1,435 million in the previous year. The 1.6% year-over-year increase was due to higher TV costs as a result of IPTV content growth, increased marketing and sales expenses attributable to growth in FibreOP subscribers and increased FibreOP advertising, and higher labour costs as a result of increased pension current service cost and severances. Lower labour costs from workforce reductions in 2010 and other productivity initiatives moderated higher operating costs at Bell Aliant in 2011.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND CAPITAL MANAGEMENT

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

NET DEBT

	2011	2010
Debt due within one year(1)	2,106	2,570
Long-term debt	12,721	10,581
Preferred shares(2)	1,558	1,385
Cash and cash equivalents	(175)	(771)
Net debt	16,210	13,765

(1)	Includes bank advances, notes payable and securitized trade receivables.
(2)	Assumes 50% debt classification of outstanding preferred shares of $3,115 million and $2,770 million in 2011 and 2010, respectively, consistent with the treatment by certain credit rating agencies.

Net debt increased by $2,445 million to $16,210 million in 2011 due to an increase in long-term debt and preferred shares, partly offset by a decrease in debt due within one year and cash and cash equivalents.
     The increase in long-term debt and preferred shares is due to:

  issuance of three series of medium-term debentures at Bell Canada with a total principal amount of $2 billion acquisition of CTV’s debt of approximately $1.8 billion

  issuance of 13.8 million BCE Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $345 million issuance of medium-term notes at Bell Aliant with a principal amount of $300 million.

These increases in long-term debt and preferred shares were partly offset by a $1.5 billion repayment of CTV acquired debt, of which $1.3 billion was paid in cash and $167 million was paid through the issuance of BCE common shares, redemption of medium-term notes at Bell Aliant Regional Communications, Limited Partnership (Bell Aliant LP) with a principal amount of $405 million and redemption of Bell Canada’s medium-term debentures with a principal amount of $250 million.
     The decrease in cash and cash equivalents is due to cash dividends paid on common shares of $1,520 million, cash used for the acquisition of CTV of $680 million, a reduction in securitized trade receivables of $318 million, and lower Bell Aliant free cash flow, excluding dividends/distributions paid of $261 million. This was partly offset by free cash flow of $1,511 million, the issuance of equity securities by Bell Aliant to non-controlling interest of $403 million, and issuance of BCE Series AK Preferred Shares for $345 million.
     The decrease in debt due within one year was due to a reduction in securitized trade receivables of $318 million and current repayments.

OUTSTANDING SHARE DATA

(IN MILLIONS)	2011	2010
Common shares	775.4	752.3
Stock options	4.0	8.5

We had 775.4 million common shares outstanding at December 31, 2011, an increase of 23.1 million shares from December 31, 2010, resulting from the issuance of 21.7 million shares to The Woodbridge Company Limited as part of the acquisition of CTV on April 1, 2011 and stock options that were exercised in 2011, partly offset by BCE’s repurchase of 3.6 million shares for cancellation through the 2011 NCIB program.
     The number of stock options outstanding at December 31, 2011 was 4.0 million, a decrease of 4.5 million from December 31, 2010. In 2011:

  2.4 million options were granted

  5.1 million previously granted options were exercised

  1.8 million previously granted options expired or were forfeited.

The weighted average exercise price of the stock options outstanding at December 31, 2011 was $33. Of the total outstanding stock options at December 31, 2011, 1.7 million were exercisable at a weighted average exercise price of $30. At March  8, 2012, 773.7 million common shares and 6.2 million stock options were outstanding.

48    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	2011	2010
Cash flows from operating activities	4,869	4,367
Bell Aliant dividends/distributions paid to BCE	214	291
Capital expenditures	(3,256)	(2,998)
Cash dividends paid on preferred shares	(118)	(108)
Cash dividends paid by subsidiaries to non-controlling interest	(315)	–
Acquisition costs paid	70	24
Bell Aliant free cash flow	47	(139)
Free cash flow	1,511	1,437
Bell Aliant free cash flow, excluding dividends/distributions paid	(261)	(152)
Business acquisitions	(680)	(60)
Acquisition costs paid	(70)	(24)
Business dispositions	2	8
Increase in investments	(12)	(44)
Decrease in investments	56	139
Other investing activities	6	7
Net (repayment) issuance of debt instruments	(6)	660
Reduction in securitized trade receivables	(318)	(37)
Issue of common shares	152	39
Repurchase of common shares	(143)	(500)
Issue of preferred shares	345	–
Issue of equity securities by subsidiaries to non-controlling interest	403	–
Cash dividends paid on common shares	(1,520)	(1,318)
Other financing activities	(61)	(68)
Net (decrease) increase in cash and cash equivalents	(596)	87

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities were $4,869 million in 2011, an increase of $502 million, or 11.5%, compared to $4,367 million in 2010. The increase was due to an increase in EBITDA, exclusive of pension current service costs of $485 million, an improvement in working capital, and a decrease in interest paid due to $297 million of interest paid to fund unit holders in 2010, partly offset by higher interest paid from higher debt levels.
     This increase was partly offset by:

  an increase of $180 million in pension contributions due to a $315 million lump sum pension contribution at Bell  Aliant, partly offset by lower contributions at Bell an increase of $219 million in severance, acquisition and other costs paid mainly due to amounts paid to residential home phone customers further to our CRTC deferral account obligation.

FREE CASH FLOW

Free cash flow was $1,511 million in 2011, an increase of $74 million compared to free cash flow of $1,437 million in 2010. The increase was due to an increase in cash flows from operating activities of $502 million and an increase in the adjustment for Bell Aliant free cash flow of $186 million, partly offset by the payment of cash dividends to non-controlling interest of $315 million and higher capital expenditures of $258 million.

CAPITAL EXPENDITURES

Capital expenditures for BCE were $3,256 million in 2011, up from $2,998 million in the previous year, reflecting higher spending at both Bell and Bell Aliant. As a percentage of revenue, capital expenditures for BCE increased slightly to 16.7% in 2011 from 16.6% in 2010.
     At Bell, capital expenditures increased 7.1% in 2011 to $2,683 million from $2,504 million in 2010, corresponding to a capital intensity ratio of 15.7% of revenue compared to 16.0% in 2010. The year-over-year increase was due mainly to:

  the deployment of broadband fibre to residential homes and neighbourhoods, new condominiums and other MDUs, as well as businesses in Ontario and Québec ongoing grooming of Bell’s core wireline broadband network to support the commercial rollout of our IPTV service construction of Bell’s 4G LTE network

  network capacity growth to accommodate increasing wireline and wireless data consumption increased investment in customer service to improve client care support systems and self-serve tools construction of data hosting centres in Ontario

  spending to support the execution of customer contracts in our Business Markets unit.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Additionally, Bell’s capital expenditures were higher in 2011 as a result of the acquisition of CTV, where capital investment has been focused on various projects, including the CRTC’s mandated transition from analog to digital TV on August 31, 2011, as well as HD upgrades to broadcast studios and TV production equipment.
     Consistent with its strategic priority to grow broadband, Bell Aliant’s capital expenditures increased 16.0% in 2011 to $573 million from $494 million in 2010, mainly reflecting accelerated expansion of its FibreOP Internet and TV service coverage through the deployment of FTTH.

BUSINESS ACQUISITIONS

In 2011, we paid cash consideration of $680 million for the acquisition of CTV, net of $33 million of cash acquired.

DECREASE IN INVESTMENTS

The decrease in investments of $56 million in 2011 represents returns of capital from our equity investments.
     The decrease in investments of $139 million in 2010 resulted from the sale of our investment in SkyTerra Communications Inc.

DEBT INSTRUMENTS

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities, notes payable under commercial paper programs and loans securitized by trade receivables. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.
     In 2011, we repaid debt of $6 million, net of issuances. This included a cash repayment of CTV’s acquired debt of $1.3 billion, redemption of medium-term notes at Bell Aliant with a principal amount of $405 million, repayment of Bell Canada’s medium-term debentures with a principal amount of $250 million, and payments under finance leases of $382 million. These repayments were partly offset by Bell Canada’s issuance of three series of medium-term debentures having a total principal amount of $2 billion and the issuance of medium-term notes at Bell Aliant LP with a principal amount of $300 million.
     In 2010, we issued $660 million of debt, net of repayments. The issuances included Bell Canada’s medium-term debentures having a principal amount of $1 billion, Bell Aliant LP’s medium-term notes with a principal amount of $350 million and borrowings under notes payable and bank advances of approximately $250 million at Bell Canada and Bell Aliant LP. These were partly offset by redemptions of Bell Canada’s debentures of $394 million, Bell Aliant LP’s partial early redemption of medium-term notes having a principal amount of $345 million and payments under finance leases of $217 million.

REDUCTION IN SECURITIZED TRADE RECEIVABLES

We repaid $318 million in securitized trade receivables in 2011 compared to $37 million in 2010.

ISSUE OF COMMON SHARES

The increase in the issue of BCE common shares in 2011 compared to 2010 resulted from an increase in the number of stock options exercised. Common shares issued as part of the CTV acquisition are a non-cash transaction.

REPURCHASE OF COMMON SHARES

In 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through an NCIB. BCE repurchased and cancelled 3,500,466 of its common shares for a total cash outlay of $143 million under the program.
     In 2010, BCE repurchased and cancelled 16,236,182 of its outstanding common shares for a total cash outlay of $500 million under the 2010 NCIB program. The program was completed in December 2010.

ISSUE OF PREFERRED SHARES

In 2011, BCE issued 13,800,000 Series AK Preferred Shares for gross proceeds of $345 million.
     On January 4, 2012, BCE issued 11,200,000 additional Series AK Preferred Shares for gross proceeds of $280 million.

ISSUE OF EQUITY SECURITIES BY SUBSIDIARIES TO NON-CONTROLLING INTEREST

In 2011, Bell Aliant Preferred Equity Inc., an indirect subsidiary of Bell Aliant, issued preferred shares for gross proceeds of $403 million.

CASH DIVIDENDS PAID ON COMMON SHARES

The board of directors of BCE approved increases in the common dividend in 2011 and 2010. Accordingly, in 2011, the cash dividend paid on a BCE common share increased to $1.9850 per common share, compared to a cash dividend of $1.7325 per common share in 2010.

CREDIT RATINGS

Ratings generally address the ability of a company to repay principal and pay interest on debt or dividends on issued and outstanding securities.
     Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depends partly on the quality of our credit ratings at the time capital is raised. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade. A ratings downgrade could result in adverse consequences for our funding capacity or ability to access the capital markets.
     As of March 8, 2012, the BCE and Bell Canada ratings remained unchanged at investment grade levels and were assigned stable outlooks from Standard & Poor’s Financial Services LLC (S&P), a subsidiary of The McGraw-Hill Companies Inc., DBRS Limited (DBRS) and Moody’s Investors Service, Inc. (Moody’s).

50    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below shows BCE’s and Bell Canada’s key credit ratings at March 8, 2012.

			BCE	(1)
	DBRS		MOODY’S		S&P
Long-term debt	BBB (high	)	Baa2		BBB+
Preferred shares	Pfd-3 (high	)	–		P-2 (low)

			BELL CANADA	(1)
	DBRS		MOODY’S		S&P
Commercial paper	R-1 (low	)	P-2		A-2
Long-term debt	A (low	)	Baa1		BBB+
Subordinated long-term debt	BBB		Baa2		BBB

(1)	These credit ratings are not recommendations to buy, sell or hold any of the securities referred to above, and they may be revised or withdrawn at any time by the assigning rating organization. Each credit rating should be evaluated independently of any other credit rating.

Our financial policy is to maintain investment grade credit metrics to allow financial flexibility and access to lower-cost funding. Our financial policy targets for Bell are to maintain a net debt to Adjusted EBITDA(3) ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times. In these target ratios, net debt includes 50% of our total outstanding preferred shares to align with rating agencies methodology for the treatment of preferred shares. Net interest expense excludes interest on employee benefit obligations and interest expense on fund unit liability, and includes 50% of preferred dividends. The calculation and components of these ratios are intended to reflect the methodologies generally used by the credit rating agencies.

LIQUIDITY

SOURCES OF LIQUIDITY

Our cash and cash equivalents balance at the end of 2011 was $175 million. We expect that this balance, our 2012 estimated cash flows from operations, and possible capital markets financing, including commercial paper, will permit us to meet our cash requirements in 2012 for capital expenditures, employee benefit plans funding, dividend payments, the payment of contractual obligations, maturing debt, repurchase of common shares, ongoing operations and other cash requirements, including our MLSE investment.
     Should our 2012 cash requirements exceed our cash and cash equivalents balance, cash generated from our operations, and capital markets financing, we would cover such a shortfall by drawing under committed revolving credit facilities that are currently in place or through new facilities, to the extent available.
     Our cash flows from operations, cash and cash equivalents balance, capital markets financing and credit facilities should give us flexibility in carrying out our plans for future growth, including business acquisitions and contingencies.

The table below is a summary of our total bank credit facilities at December 31, 2011.

	TOTAL	LETTERS	COMMERCIAL PAPER	NET
	AVAILABLE	OF CREDIT	OUTSTANDING	AVAILABLE
Committed credit facilities
Bell Canada(1)
Revolving facility supporting commercial paper program	2,000	275	120	1,605
Other	53	6	–	47
Bell Aliant(1)
Revolving facility supporting commercial paper program	750	175	201	374
Other	126	126	–	–
Total committed credit facilities	2,929	582	321	2,026
Non-committed credit facilities
Bell Canada	288	122	–	166
Bell Aliant	18	1	–	17
Total non-committed credit facilities	306	123	–	183
Total committed and non-committed credit facilities	3,235	705	321	2,209

(1)	Bell Canada’s $2,000 million supporting committed revolving bank credit facility expires in November 2016 and Bell Aliant’s $750 million supporting committed revolving bank credit facility expires in June 2015.

(3)	Adjusted EBITDA, as also defined in our credit agreements, is EBITDA including dividends/distributions from Bell Aliant to BCE.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their committed revolving bank credit facilities. The total amount of these committed revolving bank credit facilities may be drawn at any time.
     Our expectations relating to our ability to meet most of our cash requirements in 2012 with our cash flows from operations and our cash balance are based on certain economic, market and operational assumptions that are described in the section entitled Business Outlook and Assumptions. For a description of risk factors that could affect our business and, consequently, our cash flows from operations, refer to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results. In addition, our ability to supplement our liquidity sources by issuing additional debt and equity largely depends on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. For a description of risk factors that could affect our ability to issue additional debt or equity, refer to the risk entitled If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new business, or try to raise capital by disposing of assets under Risks that Could Affect Our Business and Results.

CASH REQUIREMENTS

Capital Expenditures

In 2012, our capital spending is planned to focus on our strategic priorities, demand growth and service quality, reflecting an appropriate level of investment in our networks and services.

Employee Benefit Plans Funding

Our employee benefit plans include both DB and defined contribution (DC) plans, as well as other post-employment benefits. The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Our expected funding for 2012 is detailed in the following table and is subject to actuarial valuations that will be complete in mid-2012. An actuarial valuation last was performed for our significant pension plans as at December 31, 2010.
     For a more detailed description of risks that could cause our actual employee benefit plans funding to differ materially from our current estimates, please refer to the risk entitled We may be required to increase contributions to our employee benefit plans in the future depending on various factors under Risks that Could Affect Our Business and Results.

2012 EXPECTED FUNDING	BELL	BELL ALIANT	TOTAL
Defined benefit pension plans – service cost	191	50	241
Defined benefit pension plans – deficit	24	–	24
Defined benefit	215	50	265
Other post-employment benefits	98	12	110
Defined contribution pension plans	62	8	70
Total net benefit plans	375	70	445

We expect to contribute approximately $265 million to our DB pension plans in 2012, subject to actuarial valuations being completed. We expect to pay approximately $110 million to beneficiaries under other employee benefit plans and to contribute approximately $70 million to the DC pension plans in 2012.
     In 2012, funding of our DB pension plans is expected to be lower than 2011 mainly as a result of higher returns on pension plan assets in 2011 and the $750 million voluntary pension plan contribution made in 2011.
     Bell Canada closed the membership of its DB plan to new employees in January 2005 to reduce the impact of pension volatility on its earnings over time. New employees now enroll in the DC plan. In 2006, we announced the phase-out, over a ten-year period, of post-employment benefits for all employees, which will result in Bell’s post-employment benefits funding being phased out gradually after 2016.

Dividend Payments

In 2012, the cash dividends to be paid on BCE’s common shares are expected to be higher than in 2011 as the board of directors of BCE approved two increases in the annual dividend on BCE’s common shares in 2011. As a result, BCE’s common share dividend increased by 10.2% to $2.17 per common share at the end of 2011 from $1.97 per common share at the end of 2010. These increases are consistent with BCE’s common share dividend policy of a target payout ratio between 65% and 75% of Adjusted EPS. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors.

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Contractual Obligations

The following table is a summary of our contractual obligations at December 31, 2011 that are due in each of the next five years and thereafter.

	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Long-term debt	547	89	1,870	1,375	1,217	6,479	11,577
Notes payable and bank advances	321	–	–	–	–	–	321
Minimum future lease payments under finance leases	417	381	239	186	174	1,468	2,865
Loan secured by trade receivables	950	–	–	–	–	–	950
Operating leases	206	173	155	133	101	408	1,176
Commitments for property, plant and equipment and intangible assets	287	116	99	68	65	682	1,317
Purchase obligations	1,242	600	494	366	267	627	3,596
MLSE investment	525	–	–	–	–	–	525
Interest payable on long-term debt, notes payable and bank advances	666	622	562	498	438	4,961	7,747
Net interest receipts on derivatives	(23)	(22)	(26)	(22)	(19)	(9)	(121)
Total	5,138	1,959	3,393	2,604	2,243	14,616	29,953

BCE’s significant finance leases are for office premises and satellites. The office and campus leases have a typical lease term of 15 years. The leases for satellites, used to provide programming to our Bell TV customers, have lease terms ranging from 12 to 15 years. The satellite leases are non-cancellable. Minimum future lease payments under finance leases include future finance costs of $906 million.
     BCE’s significant operating leases are for office premises and retail outlets with lease terms ranging from 1 to 20 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $253 million in 2011 and $226 million in 2010.
     Purchase obligations consist of contractual obligations under service and product contracts, for both operating and capital expenditures. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     On December 9, 2011, BCE announced it had, in a joint ownership arrangement with Rogers, agreed to purchase a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board. MLSE is a sports and entertainment company that owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto Marlies and Toronto FC.
     BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE, to be funded at closing. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments for the BCE group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. The transaction is expected to close in mid-2012 following required regulatory and sports league approvals.

Other Cash Requirements

Our cash requirements may also be affected by liquidity risks related to our contingencies and off-balance sheet arrangements. We are not able to quantify all these risks for the following reasons.

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past.

LITIGATION

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome of legal proceedings that were pending at December 31, 2011, based on information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. With regard to those legal proceedings in which we are defendants, we believe that we have strong defences and we intend to vigorously defend our positions.
     A more detailed description of certain important legal proceedings pending at December 31, 2011 is included in the BCE 2011 AIF.

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OUR COMPETITIVE ENVIRONMENT

We face intense competition across all business segments and key product lines that could adversely affect our market shares, service volumes and pricing strategies and, consequently, our financial results. The rapid development of new technologies, services and products has altered the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far less investment in financial, marketing, personnel and technological resources than has historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.
     The degree of competition in all of our markets intensifies as markets mature, new entrants emerge and incumbents respond proactively or reactively with aggressive promotional offers and adjusted strategic brand positioning. If we fail to successfully implement a multi-product strategy that leverages our strengths and partner relationships while addressing areas of relative weakness to establish a winning presence and relationship with customers, this could have an adverse effect on our business, market position and financial performance.
     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers or retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected. Industry pricing pressure and customer acquisition efforts have intensified across all business segments and key product lines, and we expect this trend to continue in the future.
     The CRTC regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. The CRTC has determined that competition was sufficient to grant forbearance from price regulation for the vast majority of Bell’s residential and business local telephone service lines in Ontario and Québec.

WIRELINE

Our main competitors in local and access services are: TELUS Corporation (TELUS), Allstream Enterprise Solutions (a division of MTS Inc.) (Allstream), Primus Telecommunications Canada Inc. (Primus), Bragg Communications Inc. operating under the EastLink trade name (EastLink) and Vonage Canada Corp. (a subsidiary of Vonage Holdings Corp.) (Vonage), across Canada; Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron Ltée (Vidéotron), in Québec; Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco Cable), in Ontario and Québec; Shaw Communications Inc. (Shaw), in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and Yak (a division of Yak Communications (Canada) Corp., owned by Globalive Communications Corp.), in Ontario.
     Our major competitors in long distance services are: Allstream, TELUS, EastLink, Primus and Vonage, across Canada; Cogeco Cable, in Ontario and Québec; Rogers, in Ontario, New Brunswick, Newfoundland and Labrador; and Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; dial-around providers, such as Yak and Looney Call (divisions of Yak Communications (Canada) Corp.), in Ontario; Teleshop Communications Inc. and Caztel Communications Inc., across Canada; and prepaid long distance providers, such as Group of Gold Line and Vonage, across Canada.
     We continue to face cross-platform competition as customers substitute traditional services with new and non-traditional technologies, and the rate at which such technology substitution takes place may accelerate. For example, our wireline business competes with VoIP, wireless and Internet services (including chat services, instant messaging and e-mail) resulting, in particular, in an increasing number of households that have ceased to use wireline telephone services. Industry Canada’s licensing of advanced wireless services (AWS) spectrum to new wireless entrants, many of which have started providing services, as well as increased competitive activity from incumbent local exchange carriers (ILECs), could cause technology substitution to further accelerate.
     We continue to face significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is offered by cable operators in most major and mid-sized communities and in small communities as well. In addition, certain cable companies have launched wireless service, allowing them to offer, like Bell, telephone, Internet, wireless and television services and, consequently, enhancing their ability to leverage discounted bundles. There is also a risk that cable companies could respond to competitive pressure with more aggressive pricing on stand-alone products to help them retain market share for such products. Accordingly, we expect that competitive pressure from cable companies will continue to intensify, which will increase downward pressure on our market share, especially in the residential market. This could have an adverse effect on our business and financial performance.
     There is a risk that adverse changes in certain factors, including, in particular, competitive actions by alternative providers and increased wireless substitution that may result especially from new entrants providing wireless services at lower prices than our prices and those of other incumbent wireless service providers, may result in acceleration, beyond our current assumptions, in our rates of NAS erosion. This could have an adverse effect on our financial performance. Furthermore, additional competitive pressure from the adoption of alternative technologies, products and services is making significant inroads into our legacy services, which typically represent our higher-margin business.
     Prices for long distance services have been declining since these services were opened to competition. Our long distance services continue to face intense competitive pressure from the expanded presence of cable telephony and the continuing impact of non-traditional services, including e-mail and text messaging, prepaid cards, dial-around services and VoIP, as well as from traditional competitors such as inter-exchange

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carriers and resellers. We also experience competition from telecommunications providers such as Skype Technologies that provide certain basic voice and TV services free of charge or at low prices using personal computers and broadband connections.
     Competition for contracts to supply communications services to business customers is intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. In business markets, packaging local access, wireless, data and IP services has evolved to include professional and managed services, as well as other IT services and support formerly available only from IT firms. Both traditional and non-traditional competitors are now focused on providing a broad range of telecommunications services, particularly in the major urban areas. Non-traditional competitors have entered the telecom market space through new products like unified communications and cloud computing. The bundling of traditional telecom services with IT services means Bell faces a more extensive set of competitors, ranging from small Internet and niche service providers to global IT hardware, software and business consulting companies. We expect to experience continued competitive intensity in all business markets as cable operators continue to transition from the consumer market and other telecom competitors seek to grow their business in these markets. In addition, our ICT services business expects to experience continued competition from other system integrators, outsourcers and professional service firms.
     In Bell Aliant’s residential markets, competition is well established. Local telephone service was offered by EastLink in Nova Scotia and Prince Edward Island beginning in 1999 and 2001, respectively. Since then, the competitive local service market has continued to expand with the introduction of local service competition in New Brunswick and Newfoundland and Labrador, as well as in Ontario and Québec. Bell Aliant’s business markets are also increasingly competitive, with competition continuing to come from VoIP providers, cable television operators and system integrators.
     The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to seek to mitigate these declines through cost reductions and by building the business for newer growth services. However, the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if customers who stop using our voice services also cease using our other services, our financial performance could also be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and financial performance.

WIRELESS

The Canadian wireless telecommunications industry is highly competitive. Competition is based on price, selection of devices, scope of services, technical quality, coverage and capacity of the wireless networks, customer service, breadth of distribution, brand and marketing, as well as the number of wireless operators providing service. We compete for wireless subscribers, dealers and retail distribution outlets, content and device access, and personnel directly with the two other large incumbent national wireless operators: Rogers (including its subsidiary Fido Solutions Inc.) and TELUS Mobility (a business unit of TELUS), as well as with four newer wireless entrants that, as described in more detail below, launched wireless service after having acquired spectrum in Industry Canada’s AWS spectrum auction that concluded on July 21, 2008. In addition, there are a number of resellers known as mobile virtual network operators that aggressively launch, price and market their products and services.
     Competition is expected to continue to intensify as a result of Industry Canada’s licensing in 2008 of AWS spectrum to ten new facilities-based wireless competitors that each acquired spectrum in separate regions, many of which overlap. Following this acquisition of spectrum, four newer entrants launched wireless service, primarily in major population centres. More specifically, Vidéotron, which launched wireless service on September 9, 2010, provides service in Montréal and other parts of Québec; Globalive Wireless Management Corp. (Globalive) has provided wireless service in Toronto and Calgary since December 2009 and during 2010 expanded to other large cities in Canada, including Vancouver and Ottawa, as well as to several communities in southwestern Ontario throughout 2011; Data & Audio Visual Enterprises Wireless Inc. (DAVE), which launched wireless service in Toronto in May 2010 and also provides wireless service in Vancouver, Calgary and Edmonton; and Public Mobile Inc. (Public Mobile), which has provided wireless service in the Toronto and Montréal areas since May 2010. In addition to Vidéotron, Globalive, DAVE and Public Mobile, spectrum was also awarded to the following entities, or one of their affiliates: Shaw, EastLink, Celluworld Inc., Rich Telecom Corporation, Blue Canada Wireless Inc. and Novus Wireless Inc. We are unaware of declarations of expected launch dates from these entities, except for EastLink, which in August 2011 announced its intention to launch wireless service in Nova Scotia in 2012, and Shaw, which in September 2011 announced that it was abandoning its plan to use the acquired AWS spectrum to build a conventional wireless network.
     Competition in the Canadian wireless telecommunications industry has significantly intensified, and is expected to continue to intensify, as a result of both incumbents and newer wireless entrants becoming increasingly aggressive in their hardware and service pricing and in their marketing and advertising efforts in an attempt to maintain or gain market share. In particular, in order to gain market share, the newer wireless entrants’ strategies include price discounting relative to our and other incumbents’ pricing, unlimited rate plans, zone-based pricing

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and increased competition at the distribution level. They are also pursuing new data content and applications. The incumbents’ and newer wireless entrants’ pricing and other strategies could adversely affect our ability to gain new customers and retain existing ones and could require us to adjust our own pricing and other strategies, which in turn could have an adverse effect on our business and financial performance. The incumbents and newer wireless entrants could achieve higher market shares than we currently expect, particularly as a result of their pricing strategies and focused product offerings.
     The level of competitive intensity will also depend on the speed at which the newer wireless entrants achieve territorial expansion of their wireless service as well as the timing and scope of the launch of wireless service by the remaining potential newer wireless entrants that have not yet launched service.
     Pressure on our ARPU, costs of acquisition and retention, and EBITDA would likely result if competitors increase subsidies for handsets, particularly for smartphones, which could result in acceleration in our smartphone mix faster than currently anticipated, lower airtime and wireless data prices or offer other incentives to attract new customers. Wireless competition is also expected to continue to intensify due to an increased emphasis on new data plans and multi-product bundles as a result of the ability of certain cable companies to include wireless service in discounted bundles following their acquisition of AWS spectrum and launch of wireless service. This emphasis could also pressure our ARPU and increase churn and costs of acquisition and retention.
     We also expect competition to continue to intensify as new technologies, products and services are developed. For example, mobile handsets that bypass wireless service providers’ networks to access the Internet are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless networks may decline, which could adversely affect our wireless revenues.
     The wireless telecommunications industry commits significant resources to research and development (R&D). A majority of this work is expended in the refinement of mainstream wireless standardization activities that result in highly successful technology such as HSPA+ and LTE. Some of this technology is transferable into competing or complementary technology tracks that can be standards-based, such as in the case of Wi-Fi and worldwide interoperability for microwave access (WiMAX), or provide proprietary vendor-specific solutions. Although these technology tracks have not gained significant revenue market share in Canada, we expect that continued development and refinement of the business model will increase competition.
     If we fail to acquire sufficient spectrum in the upcoming auction of spectrum in the 700 megahertz (MHz) band for mobile and fixed wireless service, this could also adversely affect our competitive position. For more details on this auction and its potential effects, please refer to Our Regulatory Environment – Radiocommunication Act – 700 MHz Auction.

INTERNET

We compete with cable companies and Internet service providers (ISPs) to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us, which could adversely affect our ability to maintain ARPU performance and, consequently, our financial performance. As previously indicated, certain cable companies have launched wireless service enhancing their ability to leverage discounted bundles to retain existing customers and acquire new ones.
     We have incurred significant capital expenditures in order to deploy next-generation fibre networks and offer higher Internet speeds. If we fail to make continued investments in our Internet networks that enable us to offer Internet services at higher speeds as well as to offer a different range of products and services than our competitors, this would adversely affect our ability to compete, the pricing of our products and services, and our financial performance. Furthermore, as penetration of the Canadian broadband Internet market reaches higher levels, acquiring new customers increasingly depends on our ability to win customers away from our competitors. However, as customers increasingly choose to bundle services, our ability to acquire customers from our competitors will be adversely affected.
     Developments in wireless broadband services, such as the ability of LTE-based systems to deliver speeds of up to 75 Mbps and the intention of Industry Canada to auction additional spectrum that is capable of carrying LTE technology, may lead to increased wireless broadband substitution and, consequently, increased competition. This could have an adverse effect on the ability of our Internet access services business to acquire or retain subscribers and on its financial performance.
     In the high-speed Internet access services market, we compete with large cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario; and EastLink, nationally.

TELEVISION

Competition for subscribers is based on the number and kinds of channels offered, the quality of the signal, STB features, availability of service in the region, price and customer service. Our TV services are fully digital and are offered both as an IP-based service (Bell Fibe TV) and as a DTH satellite-based service. These services provide unique competitive advantages relative to analog cable TV, such as time-shifted programming flexibility, on-screen caller ID and an all-digital broad selection of channels. Bell’s DTH satellite-based service is offered throughout Canada and Bell Fibe TV, an advanced IP-based TV service, is offered in most Toronto and Montréal neighbourhoods. We also hold broadcasting distribution licences to offer Bell Fibe TV in other major centres in Ontario and Québec. The launch of our Bell Fibe TV service provides us with the opportunity to gain market share and enhance our competitive position in core urban markets, starting with the cities of Toronto and Montréal.

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     Our competitors include Canadian cable companies such as Rogers, in Ontario, New Brunswick and Newfoundland and Labrador; Vidéotron, in Québec; Cogeco Cable, in Ontario and Québec; Shaw, with its cable TV service, in British Columbia, Alberta, Saskatchewan, Manitoba and Ontario and Shaw with its national Shaw Direct DTH satellite service; and EastLink, across Canada; and traditional telephone companies such as TELUS, in British Columbia and Alberta; and Allstream, in Manitoba. Most of the cable companies continue to upgrade their networks, operational systems and services, which improves their competitiveness. This could negatively affect our business and financial performance.
     In addition to the licenced broadcast distribution undertakings noted above, new unregulated TV services and OTT content offerings, such as Netflix Inc., as well as online channels offered by television networks such as CBC.ca, available over high-speed Internet connections, are competing with traditional television services and changing our traditional business models. The increased adoption of these alternative TV or OTT TV services by customers is driven in part by evolving technology, changing demographics and viewing preferences. Strategies adopted by the new wireless entrants could also accelerate adoption of alternative TV services and increase customer losses. In addition, the increased speed and bandwidth of networks create platforms for new competition and product substitution. There can be no certainty that we will be able to recover investments made to upgrade networks in light of such new competition and product substitution. The continued growth and adoption by customers of these alternative TV services, such as through the adoption of mobile television and OTT TV services, could negatively affect our business and financial performance.
     We continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in several legal actions against those who are selling U.S. DTH satellite television equipment in Canada. This illegal competition could have an adverse effect on our business and financial performance.

WHOLESALE

The main competitors in our wholesale business include both traditional and emerging carriers. Traditional competitors include Allstream and TELUS, across Canada, both of which may wholesale some or all of the same products and services as Bell. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators, domestic CLECs and U.S. or other international carriers for certain services. Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP and Ethernet/IP is continuing to increase pressure on some legacy product lines.

MEDIA

Bell Media’s television and radio broadcasting businesses and the advertising markets in which they operate are highly competitive. Bell Media’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programs at cost-effective prices and to achieve high distribution levels. The financial success of Bell Media’s television and radio broadcasting operations depends on obtaining revenues from advertising. In the case of Bell Media’s specialty television business, a substantial portion of its revenues comes from subscription fees derived from contractual arrangements with distributors. As a result of increased competition in the specialty television market, there is no assurance that contracts with distributors will be renewed on equally favourable terms.
     Bell Media’s conventional and specialty television services compete principally for viewers and advertisers with other Canadian television stations that broadcast in their local markets, specialty channels and with other distant Canadian signals and U.S. border stations. The CRTC has substantially increased the number of specialty television licences, which has further increased competitive activity. New unregulated television services and OTT content offerings, such as Netflix Inc., as well as online channels, such as CBC.ca, available over high-speed Internet connections, TV downloading and DVD rentals, also represent competition for share of viewership.
     Bell Media’s radio stations compete with other radio stations in their respective markets as well as with other media, such as newspapers, magazines, television, outdoor advertising and the Internet. Competition within the radio broadcasting industry occurs primarily in discrete market areas among individual stations. On a national level, Bell Media competes generally with other large radio operators that also own and operate radio station clusters in various markets across Canada. New technologies, such as on-line music information services, music downloading, portable devices that store and play digital music and online music streaming services, provide competition for Bell Media radio stations’ audience share.
     The level of competitive activity in the television and radio broadcasting industries could have an adverse impact on the level of audience acceptance for Bell Media’s television programs, specialty television channels and radio stations, which in turn could have an adverse impact on revenues generated from advertising and subscription fees. Furthermore, the increasingly competitive media environment has resulted in content being made available through various platforms, such as OTT content offerings, in addition to television broadcasting. This may result in an increase in Bell Media’s operating costs as it seeks to respond to such competitive intensity by acquiring the rights to exhibit its content on multiple platforms.

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OUR REGULATORY ENVIRONMENT

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us. Bell Canada and Bell Aliant Regional Communications Inc. and several of their direct and indirect subsidiaries, including Bell Mobility, Bell ExpressVu, Limited Partnership (Bell ExpressVu), Bell Aliant LP, NorthernTel, Limited Partnership (NorthernTel), Télébec, Limited Partnership (Télébec) and Northwestel, are governed by the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and/or the Bell Canada Act. Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

TELECOMMUNICATIONS ACT

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and provides the Government of Canada with the power to give general direction to the CRTC on any of these objectives. It applies to several of the BCE companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant LP, NorthernTel, Northwestel and Télébec.
     Under the Telecommunications Act, all facilities-based telecommunications service providers providing telecommunications services in Canada, known as telecommunications common carriers (TCCs), must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or forborne from regulation. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy. TCCs must also meet certain Canadian ownership requirements. BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

KEY TELECOMMUNICATIONS ISSUES

This section describes key regulatory issues which are being, or have been, addressed and that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

Industry Canada Consultation on Reform of Canada’s Telecommunications Foreign Ownership Rules

Following through on a commitment that the federal government made in its March 2010 Speech from the Throne, in June 2010, Industry Canada issued a consultation paper entitled Opening Canada’s Doors to Foreign Investment in Telecommunications: Options for Reform. The consultation paper sought public comments on proposals to reform Canada’s foreign ownership and control restrictions that currently apply to TCCs, including Bell Canada and Bell Mobility and many of our competitors. The Industry Canada consultation paper proposed three foreign ownership reform options for comment. Option 1 would raise the allowable non-Canadian voting share limits up to 49% for both TCCs and broadcasting licencees (including broadcast distribution undertakings) while retaining the current requirement for control in fact by Canadians. Option 2 would repeal the foreign ownership and control restrictions for TCCs which account for 10% or less of the annual Canadian telecommunications revenues (the existing rules for broadcasting licencees, including broadcast distribution undertakings, would be unchanged). Option 3 would repeal the above rules for all TCCs, regardless of their share of annual Canadian telecommunications revenues, but retain the existing rules for broadcasting licencees, including broadcast distribution undertakings. Removing or easing the limits on foreign ownership for TCCs could result in more foreign companies entering the Canadian market. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Furthermore, the adoption of any rule that disadvantages incumbent carriers or carriers that are both broadcasting licencees and TCCs would place us at a disadvantage relative to some of our competitors as it relates to access to, and cost of, capital.

CRTC Approval of Wholesale Capacity-Based Billing

CRTC regulations require primary ISPs to provide wholesale access to certain of their fixed wireline broadband networks to independent ISPs at a regulated wholesale rate. On November 15, 2011, the CRTC issued a usage-based billing (UBB) decision following almost three years of process. This decision lowers the monthly access rates that a primary ISP (such as Bell Canada and Bell  Aliant LP) that chooses to have a wholesale UBB model may charge to independent ISPs, but also approves a “capacity-based” usage charge (“capacity-based billing” / “CBB”) that requires independent ISPs to buy network capacity to accommodate the bandwidth usage of their end-users on the primary ISP’s network. The decision also substantially lowers certain cable carriers’ wholesale rates as compared to ILECs’ rates. The lower monthly access rates and lower cable carrier rates may negatively impact our wholesale revenues.

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CRTC Review of Network Interconnection Regimes

On January 19, 2012, the CRTC issued Telecom Regulatory Policy CRTC 2012-24, which updates the local, wireless and toll network interconnection regulatory regimes. This policy establishes a set of principles to facilitate IP voice network interconnections between network operators while allowing market forces to shape the details of the arrangements. With respect to more traditional non-IP voice interconnection arrangements, the CRTC has largely maintained the existing regimes though it has allowed participants to negotiate off-tariff agreements. The CRTC has also made it easier for wireless providers to move from the wireless regime to the regime applicable to local carriers if they so choose. Although it is not known at this time what impact the decision will have on Bell Canada, Bell Aliant LP, Bell Mobility, Télébec, NorthernTel and Northwestel, the flexibility provided by this decision should be favourable to BCE.

BROADCASTING ACT

The Broadcasting Act defines the broad objectives of Canada’s broadcasting policy and assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to protect and strengthen the cultural, political, social and economic fabric of Canada and to encourage the development of Canadian expression.
     Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must also meet certain Canadian ownership requirements to obtain a broadcasting or broadcasting distribution licence, and corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licencee. The CRTC may impose requirements, including the payment of certain benefits to the broadcasting system, as a condition of the transfer.
     Bell TV’s television distribution business and Bell Media’s television and radio broadcasting operations are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and their respective broadcasting licences. Any changes in the Broadcasting Act, amendments to regulations or the adoption of new ones, or amendments to licences could negatively affect Bell TV and/or Bell Media’s competitive positions or the cost of providing services.

BELL TV LICENCES

The licence under which we offer DTH satellite TV service expires on August 31, 2012. The licences under which we offer Bell Fibe TV service throughout Ontario and Québec expire on August 31, 2018. While we expect these licences will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted.

CANADIAN BROADCASTING IN NEW MEDIA

In 2009, the CRTC conducted a hearing to consider issues pertaining to Canadian broadcasting in new media. One proposal under consideration was the requirement for direct financial contribution from ISPs like Bell Canada to fund the creation and promotion of Canadian new media broadcasting content. Although the CRTC, in Broadcasting Regulatory Policy CRTC 2009-329, dated June 4, 2009, ruled against imposing such measures, it also referred to the Federal Court of Appeal the legal question of whether ISPs are subject to the Broadcasting Act and therefore subject to broadcasting regulation. The Federal Court of Appeal ruled on July 7, 2010 that ISPs “do not carry on, in whole or in part, ‘broadcasting undertakings’ subject to the Broadcasting Act when, in their role as ISPs, they provide access through the Internet to ‘broadcasting’ requested by end-users.” On February 9, 2012, the Supreme Court of Canada upheld the Federal Court’s ruling. The CRTC therefore does not have the jurisdiction to impose a levy on ISP revenues to subsidize the creation and promotion of Canadian new media broadcasting content.

PROCEEDING TO REVIEW OTT PROGRAMMING SERVICES

On May 25, 2011, the CRTC initiated a fact-finding exercise aimed at better understanding the impact OTT programming (programming delivered via the Internet) will have on the Canadian broadcasting system (Broadcasting and Telecom Notice of Consultation CRTC 2011-344) and whether changes are necessary with regard to the regulation of either OTT programming or traditional regulated broadcasting distribution undertakings (BDUs). This exercise was intended to inform whether changes should be explored to the current regulatory framework which largely exempts new media broadcasting undertakings (online broadcasters) from regulation. New media broadcasting undertakings, both foreign and domestic, are currently exempt from broadcasting regulation pursuant to the CRTC’s new media exemption order while conventional programmers and distributors, like Bell Media and Bell TV, continue to have regulatory obligations under the Broadcasting Act and its regulations.
     On October 5, 2011, the CRTC announced that its fact-finding exercise produced inconclusive results and that it will not, at this time, consider a general review of the current regulatory framework that applies to new media broadcasting undertakings. However, the CRTC will continue to monitor the evolving communications environment. OTT programming was the focus of the CRTC’s annual consultation with the broadcasting industry in November 2011, and another fact-finding exercise will be held in May 2012 to re-assess the impact OTT programming is having on the Canadian broadcasting system. If no further action is taken by the CRTC, OTT providers that compete with traditional broadcasters will continue to be able to do so without making similar contributions to Canadian program creation and presentation, thus benefitting from an unbalanced regulatory environment.

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PROCEEDING TO REVIEW THE REGULATORY FRAMEWORK RELATING TO VERTICAL INTEGRATION

On September 21, 2011, the CRTC issued Broadcasting Regulatory Policy CRTC 2011-601, announcing its new policy framework relating to “vertical integration” and concerns that vertically integrated entities (that is, entities that own both programming and distribution services) have the potential to behave in an anti-competitive manner, to the detriment of the Canadian broadcasting industry. This policy announces a number of new regulatory measures and follow-up proceedings intended to guard against what the CRTC considers is the heightened risk of anti-competitive or unfair conduct that potentially could arise as a result of vertical integration.
     The following are some of the key changes announced in the CRTC’s new vertical integration policy:

  the policy prohibits the offering of programming designed primarily for conventional television, specialty or VoD services on an exclusive or otherwise preferential basis in a manner that is dependent on subscription to a specific mobile or retail Internet access service. This new policy applies to vertically integrated and non-vertically integrated entities the CRTC created a new “no head start” rule. This means that when an entity launches a newly licenced specialty or pay TV programming service, that programmer must make the service available to any distributor wanting to carry it, even if no distribution agreement has yet been reached the CRTC adopted a new Code of Conduct that sets guidelines designed to govern commercial relationships between programmers and distributors the CRTC also adopted a “stand still rule” which, in the event of disputes between programmers and distributors, effectively freezes in place current affiliation agreements (that is, agreements that outline the rates, terms and conditions relating to both programming rights and carriage) between them while the dispute is being resolved.

     The new vertical integration policy will restrict BCE’s flexibility in negotiating commercial arrangements with its partners, suppliers and distributors for access to, and the supply of, traditional and new media programming content.

VALUE-FOR-SIGNAL FEE

In Broadcasting Regulatory Policy CRTC 2010-167, the CRTC announced its intention to implement a regime under which conventional television broadcasters can choose to either retain their existing regulatory protections or negotiate a value-for-signal (VFS) fee with distributors. Under the proposed regime, if broadcasters choose to negotiate a VFS fee, and negotiations fail, they would have the right to require the distributor to delete any conventional signals the broadcasters own and for which they have the exhibition rights. The CRTC also concluded that there was a legal uncertainty as to whether it had the jurisdiction to impose a VFS regime and referred the question of its jurisdiction in this area to the Federal Court of Appeal which ruled that the CRTC does have jurisdiction. This matter is currently being considered by the Supreme Court of Canada. If an appeal is successful, and VFS were not implemented, Bell Media would lose the ability to obtain an additional revenue stream beyond advertising to compensate it for the value of its conventional TV signals.

RADIOCOMMUNICATION ACT

Industry Canada regulates the use of radio spectrum by Bell  Canada, Bell  Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that radio communication in Canada is developed and operated efficiently. Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to companies under the Telecommunications Act.
     Companies must have a spectrum licence to operate a wireless system in Canada. While we anticipate that the licences under which we provide wireless services will be renewed at term, there is no assurance that this will happen, or of the terms under which renewal will be granted. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business and financial performance.

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CONSULTATION ON THE RENEWAL OF CELLULAR AND PERSONAL COMMUNICATIONS SERVICES (PCS) SPECTRUM LICENCES

As a result of a March 2011 Industry Canada decision, the licences under which we provide service, which would have expired on March 31, 2011, will now expire on March 31, 2031. The PCS licences that were awarded in the 2001 PCS auction, which would have expired on November 29, 2011, have also been renewed to 2031. While Industry Canada had proposed to eliminate the condition of licence requiring licencees to spend 2% of their revenues on R&D, it has deferred its decision regarding this item to a future date. Industry Canada had also proposed to review the level of the current annual licence fees within this process. Pursuant to the decision that licence fees will apply to all renewed licences, including those acquired through spectrum auctions subsequent to the initial term, the current fee of $0.035 per MHz per population will be maintained at its current level.

DECISIONS AND CONSULTATION ON THE TRANSITION TO BROADBAND RADIO SERVICE IN THE 2500–2690 MHZ BAND

On February 10, 2011, Industry Canada issued its Decisions on a Band Plan for Broadband Radio Service (BRS) and Consultation on a Policy and Technical Framework to Licence Spectrum in the Band 2500–2690 MHz document. The consultation is the next phase in Industry Canada’s 2500 MHz policy issued in 2006, which enables use of the Inukshuk Wireless Inc. spectrum for mobile services. The document is comprised of two parts: Part A – Decisions and Part B – Consultation.
     In Part A, Industry Canada issued decisions on the Band Plan (addressing issues such as adoption of the International Telecommunications Union Band Plan, returned spectrum, alternate incumbent mapping, non-frequency division duplex systems operating in paired blocks, time division duplex systems in unpaired blocks, use of the restricted bands and the 2595/2596 MHz boundary) and the mapping of incumbents into the 2500 MHz band.
     In Part B, Industry Canada is consulting on spectrum packaging for licensing (including block and tier sizes) and competition issues (including spectrum caps and set-asides as well as services in rural areas). Responses to the consultation were due by April 19, 2011 and reply comments on May 16, 2011. At this point in time, it is not possible to estimate the impact that Industry Canada’s conclusions will have on our operations and financial performance.

700 MHZ AUCTION

Industry Canada will likely auction spectrum in the 700 MHz band for mobile and fixed wireless service in 2013. In November 2010, Industry Canada initiated its initial consultation leading to this auction. Among other things, the consultation asked whether measures are required to increase and/or sustain competition in Canada’s wireless market and whether the use of spectrum set-asides and/or spectrum caps would be in the public interest. Given that there is half as much 700 MHz spectrum available to be auctioned as there was AWS spectrum auctioned in 2008, either one of these measures could have an adverse impact on and limit Bell’s ability to acquire spectrum in the auction and thereby roll out a national LTE network offering service to urban areas and small and rural communities.

BELL CANADA ACT

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of business, the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities must also receive CRTC approval.

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RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS

This section describes the principal risks that could have a material adverse effect on our business, financial position or results of operations, and cause actual results or events to differ materially from our expectations expressed in or implied by our forward-looking statements, in addition to the risks previously described under Our Competitive Environment and Our Regulatory Environment and those described elsewhere in this MD&A. A risk is the possibility that an event might happen in the future that could have a negative effect on our business, financial position or results of operations. The actual effect of any event could be materially different from what we currently anticipate. The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial position or results of operations.

Adverse economic conditions, adverse conditions in the financial markets and the level of retail and commercial activity could have a negative impact on the demand for our products and services, potentially reducing revenues and profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic and financial conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. Adverse economic conditions, such as economic downturns or recessions, adverse conditions in the financial markets, and the level of retail and commercial activity could have a negative impact on the demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them. Weak economic and financial conditions could lower our revenues and profitability and reduce cash flows from operations. Such conditions could also negatively affect the financial position and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our financial performance.
     A large part of Bell Media’s revenue from its television and radio broadcasting businesses is derived from the sale of advertising, the demand for which is affected by prevailing economic conditions as well as cyclical and seasonal variations. An economic downturn tends to make it more difficult for Bell Media to maintain or increase advertising revenues. Certain advertisers have historically been sensitive to general economic cycles and, as a result, Bell Media’s business and financial performance could be negatively affected by a downturn in the economy or a recession.
     Our operational and financial objectives for  2012 may not be achieved should economic growth be slower than currently anticipated.

If we fail to achieve our strategic imperatives, this could have an adverse impact on our business, financial performance and growth prospects.

We continue to pursue our goal to be recognized by customers as Canada’s leading communications company through focused execution of our existing five strategic imperatives along with the addition of a new strategic imperative, to Expand Media Leadership, reflecting our acquisition of CTV and the creation of the new Bell Media segment.
     Executing on these imperatives requires shifts in employee skills, capital investments to implement our strategies and operating priorities, and targeted cost reductions. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our strategic imperatives, which could have an adverse effect on our business, financial performance and growth prospects.
     Our strategies require us to continue to transform our cost structure. Accordingly, we are continuing to implement several initiatives to reduce costs while containing our capital expenditures. Our objectives for targeted cost reductions continue to be aggressive but there is no assurance that we will be successful in reducing costs, especially since incremental cost savings are more difficult to achieve on an ongoing basis. Our cost reduction objectives require aggressive negotiations with our key suppliers and there can be no assurance that such negotiations will be successful or that replacement products or services provided will not lead to operational issues.
     Improved customer service and an enhanced perception of Bell’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. There is a risk that we will not be able to retain existing or acquire new customers if our products, services and service experience do not meet customer expectations. There is also a risk that the increasing complexity of our networks could hinder the effective management of our services and networks, which could adversely affect service levels. In particular, our new Bell Fibe TV service delivery platform is built upon a large number of complex subsystems working together. The increased complexity could hinder our ability to efficiently manage and deliver the service to our customers and thus increase our costs of providing the service. Furthermore, the increasing number of smartphone users could require more support from our customer contact centres than currently anticipated, which could have an adverse effect on the quality of customer service and on our costs of providing such service.

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     Delays in the planned implementation of improvements within our customer contact centres could also adversely affect customer service and delay the achievement of cost reductions. There is a risk that customer service improvements will not be achieved or that, even if achieved, they will not necessarily translate into an enhanced public perception of Bell’s service offerings, the achievement of customer retention objectives or increased revenues. There is also a risk that customer service improvements will be more costly to implement than currently anticipated, which could adversely affect our financial performance. Finally, there is a risk that customer operations initiatives that we may implement will fail to reduce call volumes, which could lead to increased costs or reduced service levels resulting in lower customer satisfaction.
     If we are unable to achieve any or all of our strategic imperatives, our business and financial performance could be adversely affected.

We need to anticipate technological change and invest in or develop new technologies, products and services that will gain market acceptance. If we are unable to upgrade our networks, launch new technologies, products and services on a timely basis that gain market acceptance or if regulation expands to delay newer technologies, our business and financial performance may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Rapidly evolving technology brings new service opportunities through transformational change or redeployment of existing infrastructure to new applications on an almost continuous basis. We must constantly secure and protect the relevance of our services and products and their position in the value chain as market expectations evolve, while opportunities to extract value from our networks are challenged by changes such as the proliferation of cheaper IP-based communication, OTT delivery mechanisms, the influence of global brands such as Apple and Google and the introduction of cloud services. Investment in our networks and in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services that will gain market acceptance are critical to increasing the number of our subscribers and achieving our financial performance objectives.
     We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. New technologies, for example, may quickly become obsolete or may need more capital than initially expected. Development could be delayed for reasons beyond our control, and substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulations could be expanded to apply to new technologies, which could delay our launch of new services.
     There is no assurance that we will be successful in developing, implementing or marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline and could result in shorter estimated useful lives for existing technologies, which could increase depreciation expense. In addition, the construction and deployment of networks require the issuance of municipal consents for the installation of network equipment on municipal property. There is no assurance that such municipal consents will be issued or that they will be issued in time to meet our expected deployment schedules. If we fail to upgrade our networks and to successfully develop, implement and market within a reasonable time new technologies, products, services or enhancements that gain market acceptance, this could have an adverse effect on our business and financial performance.

If we fail to maintain network operating performance, this could have an adverse effect on our reputation, business and financial performance.

Our residential and business customers require constant availability and reliable speed from our wireline, wireless and satellite networks. If we fail to provide reliable functional services or to design processes and redundancies that ensure the highest standards of performance associated with our brand in the context of increasing customer demand, or to establish response strategies and protocols to maintain service availability and consistency in the event of disastrous events, this could have an adverse effect on our reputation, business and financial performance.
     In particular, the demand for TV and other bandwidth-intensive applications on the Internet as well as the volume of wireless data-driven traffic have been growing at unprecedented rates. It is expected that growth in such demand and traffic will further accelerate especially due, in the case of wireless data-driven traffic, to the increasing adoption of smartphones and other mobile devices such as tablets. Such rapid growth could drive capacity pressures on our Internet and wireless networks. Consequently, we may need to incur significant capital expenditures beyond those expenditures already anticipated by our subscriber and traffic planning forecasts to provide additional capacity and reduce network congestion on our Internet and wireless networks. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable services. There is also a risk that our efforts to optimize network performance, in the face of increasing demand, through paced fibre and equipment deployment, traffic management and rate plan changes could be unsuccessful and/or generate adverse publicity, potentially resulting in an increase in our subscriber churn rate beyond our current expectations, and thereby compromising our efforts to attract new customers. This could have an adverse effect on our business and financial performance.

Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities, IT systems, software and other assets.

Our operations depend on how well we protect our wireline, wireless and satellite networks (including transport facilities, communications switches, routers, microwave links, cell sites and other equipment), facilities, IT systems, software, electronic and physical records of business and other assets, as well as the information stored in our data centres against damage from fire, natural disaster (including seismic and severe weather-related events such as ice, snow and wind storms, flooding, hurricanes,

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tornadoes and tsunamis), power loss, building cooling loss, unauthorized access or entry, cyber attacks (including hacking, computer viruses or other breaches of networks or IT security), disabling devices, acts of war or terrorism, sabotage, vandalism and other events. Global climate change could exacerbate certain of those threats, including the frequency and severity of weather-related events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, facilities, IT systems, software and other assets. Any of the above-mentioned events, as well as the failure to complete the planned replacement, maintenance or upgrade due to factors beyond our control, could disrupt our operations (including as a result of network failures, billing errors and delays in customer service), require significant resources, result in significant remediation costs, result in a loss of subscribers or impair our ability to attract new subscribers, which in turn could have an adverse effect on our business and financial performance. Our operations also depend on our ability to protect the privacy of customer and employee confidential information stored in our data centres against theft. The theft of such information could adversely affect our reputation and customer relationships and expose us to claims of damages by customers and employees.

Our failure to implement, on a timely basis, or maintain effective IT systems and the complexity and costs of our IT environment could have an adverse effect on our business and financial performance.

We currently use a very large number of highly complex interconnected operational and business support systems that are relevant to most aspects of our operations, including provisioning, networking, billing and accounting. We also have various IT system and process change initiatives that are in progress or are proposed to be implemented. This is typical of incumbent telecommunications service providers that support a wide variety of legacy and emerging telephony, mobility, data and TV services. The development and launch of a new service typically requires significant systems development and integration. The associated developmental and ongoing operational costs are a significant factor in maintaining a competitive position and profit margins. As next-generation services are introduced, they should be designed to work with both legacy and next-generation support systems, which introduces uncertainty with respect to the costs and effectiveness of the solutions and the evolution of systems.
     There can be no assurance that any of our proposed IT systems or process change initiatives will be successfully implemented or implemented in accordance with anticipated timelines or that sufficiently skilled personnel will be available to complete such initiatives. If we fail to implement, on a timely basis, and maintain effective IT systems, or to create and maintain an effective governance and operating framework to support the management of a largely outsourced staff, or to understand and streamline our significant number of legacy systems and proactively meet constantly evolving business requirements, this could have an adverse impact on our business and financial performance.

The complexity of our product offerings and pricing plans could have an adverse effect on our business and financial performance.

Our product offerings and related pricing plans are vast and may be too complex for customers to evaluate and for Bell to manage. We rely on multiple billing systems, marketing databases and a myriad of rate plans, promotions and product offerings which create complexity in our operations and may lead to billing errors and limit our ability to respond quickly to marketplace changes and reduce costs.

We depend on key third-party suppliers to provide products and services that we need to operate our business.

We depend on key third-party suppliers over which we have no operational or financial control for certain products and services that are critical to our operations. These critical products and services may be available only from a limited number of suppliers. We compete globally with other telecommunications service providers for access to critical products and services that are provided by such third-party suppliers. Access to such key products and services on a basis allowing us to meet customer demand is critical to our ability to retain and acquire new customers.
     If, at any time, suppliers cannot provide us with critical products or services, including, without limitation, IT services and customer contact centre services, as well as telecommunications equipment, software and maintenance services that comply with evolving telecommunications standards and are compatible with our equipment, IT systems and software, our business and financial performance could be adversely affected. In addition, if we are unable to obtain products or services that are essential to our operations on a timely basis and at an acceptable cost, or if telecommunications equipment and other products, such as handsets, that we sell or otherwise provide to customers, or the telecommunications equipment and other products that we use to provide services, have manufacturing defects, our ability to offer our products and services and to roll out our advanced services, and the quality of our services and networks, may be negatively impacted. As well, network development and expansion could be impeded, and our business, strategy and financial performance could be adversely affected. These suppliers may be subject to litigation with respect to technology that we depend on for our service offerings. In addition, the business and operations of our suppliers and their ability to continue to provide us with products and services could be adversely affected by various factors, including, without limitation, natural disasters (including seismic events and severe weather-related events such as ice, snow or wind storms, flooding, hurricanes, tornadoes and tsunamis), general economic and financial market conditions, the intensity of competitive activity, labour disruptions, the availability of and access to capital, bankruptcy or other insolvency proceedings, and changes in technological standards.
     In addition, if we fail to optimize the supply chain with suppliers and vendors, ensure that effective governance and controls are applied to suppliers and vendors and properly manage the contracting process, this could adversely affect service delivery as well as our overall business and financial performance.

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     Our networks are connected with the networks of other telecommunications carriers and suppliers, and we rely on them to deliver some of our services. Temporary or permanent operational failures or service interruptions by these carriers and suppliers due to technical difficulties, strikes or other work disruptions, bankruptcies or other insolvency proceedings, or other events including, but not limited to, those referred to under Risks that Could Affect Our Business and Results – Our operations depend on how well we protect, maintain and replace our networks, equipment, facilities, IT systems, software and other assets, could have an adverse effect on our networks, services, business and financial performance.

Regulatory initiatives or proceedings, pending or future litigation, changes in laws or regulations, government tax audits and other tax matters could have an adverse effect on our business and financial performance.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and financial performance. A decision of the CRTC can also within a year be varied, rescinded or referred back to the CRTC by Canada’s Governor-in-Council, either by his/her own volition or upon petition in writing by third parties filed within 90 days of the CRTC’s decision. If we fail to meet the required regulatory standards or positively influence changes in any area affecting our business, this could result in significant financial, reputational or operational challenges or penalties. In addition, we become involved in various legal proceedings as a part of our business. We have observed an increased willingness on the part of claimants to launch class actions whereby a representative plaintiff seeks to pursue a legal claim on behalf of a large group of persons, and the number of class actions filed against us has continued to increase in recent years. Pending or future litigation, including an increase in class action claims which, by their nature, could result in sizeable damage awards and costs relating to litigation, could have an adverse effect on our business and financial performance.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include amendments to Canadian securities laws that introduced statutory civil liability for misrepresentations in continuous disclosure. These amendments have facilitated the introduction in Canada of class action lawsuits by secondary market investors against public companies for alleged misrepresentations in public disclosure documents and oral statements. Significant damages could be awarded by courts in these types of actions should they be successful. Such awards of damages and costs relating to litigation could adversely affect our financial performance.
     We believe that we have adequately provided for all income and commodity taxes based on all of the information that is currently available. The calculation of income taxes and the applicability of commodity taxes in many cases, however, require significant judgement in interpreting tax rules and regulations. Our tax filings are subject to government audits that could result in material changes to the amount of current and future income tax assets and liabilities and other liabilities and could, in certain circumstances, result in an assessment of interest and penalties.
     Since 2010, consumer protection legislation has been amended in the provinces of Québec and Manitoba, and other provinces are contemplating the adoption of similar measures. These amendments have introduced new provisions applicable to wireless, wireline, Internet and digital television service contracts relating to verbal and contract disclosures, amendments, renewals, terminations and the calculation of early cancellation fees. The adoption by governments of these increasingly stringent consumer protection laws may also increase the number of class actions against us. These consumer protection laws have resulted, and are expected to continue to result, in additional costs of providing products and services in the provinces that have adopted such protective measures, and may result in reduced revenues and additional churn.
     For a description of the principal regulatory initiatives and proceedings affecting us, see Our Regulatory Environment. For a description of the principal legal proceedings involving us, please see the section Legal Proceedings in the BCE 2011 AIF.

Ineffective change management could adversely affect our business and our ability to achieve our strategic imperatives.

Corporate restructurings, system replacements and upgrades, process redesigns and the integration of business units and new business acquisitions must be carefully managed to ensure that we capture the intended benefits of such changes. Ineffective change management may adversely affect our business and negatively impact the achievement of our strategic imperatives. There can be no assurance that planned efficiency initiatives will be completed or that such initiatives, once implemented, will provide the expected benefits or will not have a negative impact on our operations, financial performance, employee engagement or customer service.

We may be required to increase contributions to our employee benefit plans in the future.

The funding requirements of our employee benefit plans, resulting from valuations of our plan assets and liabilities, depend on a number of factors, including actual returns on pension plan assets, long-term interest rates, plan demographics, and applicable regulations and actuarial standards. Changes in these factors could cause actual future contributions to significantly differ from our current estimates and could require us to increase contributions to our employee benefit plans in the future and, therefore, could have a negative effect on our liquidity and financial performance.
     There is no assurance that our pension plans will earn their assumed rate of return. A substantial portion of our pension plans’ assets is invested in both public equity and debt securities. As a result, the ability of our pension plans to earn the rate of return that we have assumed significantly depends on the performance of capital markets. Market conditions also impact the discount rate used to calculate our solvency obligations and, therefore, could also significantly affect our cash funding requirements.
     Our expected funding for 2012 is in accordance with the latest pension valuations as of December 31, 2010 filed in June 2011, adjusted to reflect 2011 returns and market conditions at the end of 2011, and takes into account voluntary contributions of

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MANAGEMENT’S DISCUSSION AND ANALYSIS

$500 million in 2009 and $750 million in each of 2010 and 2011. December 31, 2011 valuation results, to be filed with pension authorities by June 30, 2012, may impact actual funding for 2012.

Renegotiating collective bargaining agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers and, in turn, our financial performance. In addition, work disruptions experienced by our third-party suppliers and other telecommunications carriers to whose networks ours are connected, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and financial performance.
     The following collective agreements covering 100 or more employees will expire in 2012:

  the collective agreement between the Communications, Energy and Paperworkers’ Union of Canada (CEP) and Bell Canada covering approximately 4,585 craft employees will expire on November 30, 2012 the collective agreement between the United Steel Workers of America (USWA) and Nordia Inc. covering approximately 775 craft employees will expire on December 31, 2012 the collective agreement between the CEP and Bell  Aliant Regional Communications Inc. covering approximately 155 clerical employees will expire on May 31, 2012 the collective agreement between the CEP and Bell Media Inc. for TV station CFCF covering approximately 140 craft employees will expire on December 31, 2012 the collective agreement between the USWA and The Source covering approximately 125  craft employees will expire on April 30, 2012.

     In addition, the following describes the status of collective agreements covering 100 or more employees that have already expired:

  the collective agreement between the CEP and Expertech Network Installation Inc. (Expertech) covering approximately 1,360 craft employees expired on November 30, 2011. A second collective agreement proposal was tabled for ratification on February 17, 2012. Results of the ratification vote will be known on or about March 27, 2012.

  the collective agreement between the CEP and Bell Aliant LP covering approximately 650  craft employees expired on November 30, 2011. Negotiations are ongoing.

  a notice to bargain has been served for the following Bell Media collective agreements and bargaining will begin in the coming weeks or is already under-way:
  – the collective agreement between the CEP and CTV Agincourt covering approximately 490 craft employees
  – the collective agreement between the CEP and CTV Calgary/Edmonton (Alberta) covering approximately 290 craft employees.

     The CEP was certified on March 1, 2011 to represent approximately 105 Bell ExpressVu broadcast employees working in the Toronto region of Ontario. Notice to bargain was served on April 4, 2011 and negotiation of a first collective agreement is ongoing.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We have significant cash requirements to implement our business plan and meet our financial obligations. These cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements and the assumptions built into our business and financial plans. Our ability to meet our cash requirements and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations, which is subject to competitive, technological, economic, financial, regulatory and other risk factors described in this MD&A, many of which are not within our control. Also, the amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by the quality of, and our level of success in collecting, trade receivables through the use of our employees, systems and technology.
     In general, our capital needs are funded from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets, including securitized trade receivables.
     Our ability to raise financing depends on our ability to access the public equity and debt capital markets as well as the bank credit market. Our ability to access such markets and the cost and amount of funding available depend largely on prevailing market conditions and the outlook for our business and credit ratings at the time capital is raised. An increased level of debt borrowings could result in lower credit ratings, increased borrowing costs and a reduction in the amount of funding available to us, including through equity offerings. Business acquisitions could also adversely affect our outlook and credit ratings and have similar adverse consequences. In addition, participants in the public capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single entity or entity group or to a particular industry.
     Our bank credit facilities, including credit facilities supporting our commercial paper programs, are provided by various financial institutions. While it is our intention to renew such credit facilities from time to time, there are no assurances that these facilities will be renewed on favourable terms or in similar amounts, due to the risk factors mentioned herein or as a result of the risks associated with changes in the bank market itself resulting from increased capitalization regulations, reduced lending activity or a reduction in the number of banks providing such services.
     If we cannot raise the capital we need to implement our business plan or meet our financial obligations on acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses, or try to raise additional capital

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by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations or on our growth prospects.

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

Legacy circuit-based infrastructures are difficult and expensive to operate and to maintain. We are in the process of migrating voice and data traffic from our legacy core circuit-based infrastructures to newer and more efficient IP and packet-based infrastructures. As part of this transformation, we are also planning to discontinue certain services that are based on circuit-based infrastructure and which have very low customer demand. This is a necessary component of improving capital and operating efficiencies. In some cases, this discontinuation could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned and have to maintain the operational status of the affected legacy infrastructures longer than planned, we will not be able to achieve the expected efficiencies and related savings, which may have an adverse effect on our financial performance.

Satellites used by Bell TV are subject to significant operational risks, and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell TV’s business and financial performance.

In conjunction with the sale by BCE of its subsidiary, Telesat, on October 31, 2007, a set of commercial arrangements between Telesat and Bell TV were put into place that provide Bell TV with access to satellite capacity. Pursuant to these commercial arrangements, Bell TV currently uses three satellites. Telesat operates or directs the operation of these satellites. In addition, Bell TV anticipates using Telesat’s Nimiq 6 satellite, which is scheduled to be launched in mid-2012.
     Satellites utilize highly complex technology and operate in the harsh environment of space and are therefore subject to significant operational risks while in orbit. These risks include in-orbit equipment failures, malfunctions and other problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell TV. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell TV.
     Any loss, failure, manufacturing defect, damage or destruction of these satellites, of Bell TV’s terrestrial broadcasting infrastructure or of Telesat’s tracking, telemetry and control facilities to operate the satellites could have an adverse effect on Bell TV’s business and financial performance and could result in many customers terminating their subscription to Bell TV’s DTH satellite television service.
     In addition, there are risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. A launch vehicle may fail, resulting in a significant delay in the deployment of a satellite because of the need to construct a replacement satellite, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell TV’s ability to launch new services and could reduce the competitiveness of its television services, and may adversely affect our financial performance.

The theft of our satellite television services has an adverse effect on Bell TV’s business and financial performance.

Bell TV faces a loss of revenue resulting from the theft of its services. As is the case for all other television distributors, Bell TV has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise or circumvention of Bell TV’s signal security systems. The theft of Bell TV’s services has an adverse effect on Bell TV’s business and financial performance.

Bell Media’s revenues are significantly dependent on the sale of advertising.

A large part of Bell Media’s revenues from its television and radio broadcasting businesses is derived from the sale of advertising. In addition to the previously discussed impact on the demand for advertising of prevailing economic conditions, most of Bell Media’s advertising contracts are short term and are cancellable on relatively short notice. Furthermore, as previously discussed, Bell Media’s advertising revenues are also affected by competitive pressures and, as discussed below, technological changes.
     There can be no assurance that Bell Media’s television and radio programming will be successful in attracting and retaining viewers and listeners given the unpredictability and volatility of viewer and listener preferences, competitive programming from other channels and stations, and an increasing number of alternative forms of entertainment. A significant number of advertisers base a substantial part of their purchasing decisions on audience ratings. If Bell Media’s television and radio ratings were to decrease substantially, Bell Media’s advertising sales volumes and the rates that it charges to advertisers could be adversely affected.

Bell Media’s specialty television business is significantly dependent on BDUs to distribute its specialty television services.

Bell Media’s specialty television business is dependent on BDUs to distribute its specialty television services. A significant majority of Bell Media’s specialty television viewers is served by a small number of distributors. Many of the distribution agreements between Bell  Media and its key distributors have expired. There could be a negative impact on Bell Media’s business and revenues if agreements with distributors are not renewed on favourable terms.

New technology and increasing fragmentation in television and radio markets could have an adverse effect on Bell Media’s business and financial performance.

Television and radio advertising revenue depends largely on the potential audience size and the attractiveness of programming. The market has become increasingly fragmented and this trend is expected to continue as new services and technologies increase the diversity of information and entertainment outlets available

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to consumers. New technologies and alternative distribution platforms such as VoD, personal video/audio platforms, video and audio services over mobile devices and the Internet, including OTT content offerings such as Netflix Inc., and satellite radio could influence changes in consumer behaviour and patterns, resulting in a negative impact on the audience size for our broadcast services. In addition, the increasing use of PVRs could influence Bell Media’s capability to generate television advertising revenues as viewers are more capable of skipping broadcast advertising. As a result, there is no assurance that Bell Media will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.
     Additionally, new technologies and changes in broadcasting standards could result in the need to invest in the improvement or replacement of our current equipment and platforms. This could require us to incur significant unplanned expenses.

Bell Media could be required to pay additional royalties under licences pursuant to the Copyright Act.

Bell Media’s radio, conventional television and specialty television undertakings rely on licences under the Copyright Act in order to make use of the music component of programming distributed by these undertakings. Under these licences, Bell Media is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.
     The levels of royalties payable by Bell Media are subject to change upon application by the collecting societies and upon approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations or other obligations or for other purposes. Any such amendments could result in Bell Media’s broadcasting undertakings being required to pay additional royalties for these licences.

Health concerns about radiofrequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

Many studies have been performed over the past two decades to assess whether wireless networks, base stations or mobile phones pose a potential health risk. Some studies have indicated that radiofrequency emissions may be linked to certain medical conditions, while other studies could not establish such a link between adverse health effects and low level, long-term exposure to radiofrequency emissions. In May 2011, a working group of the International Agency for Research on Cancer (IARC) of the World Health Organization classified radiofrequency electromagnetic fields from wireless phones as possibly carcinogenic to humans. The IARC noted that a positive association has been observed between the use of mobile phones and certain brain cancers for which a causal interpretation is considered to be credible, but that chance, bias or confounding could not be ruled out with reasonable confidence. The IARC has classified 267 items as possibly carcinogenic to humans, including chloroform, coffee and nickel. The IARC called for additional research into long-term heavy use of mobile phones and, pending the availability of this additional research, recommended that pragmatic measures be taken to reduce exposure, such as the use of hands-free devices or texting. There can be no assurance that future health studies or government regulations concerning radiofrequency emissions will not have an adverse effect on our business and financial performance.
     Increasing concern over the use of wireless phones and the possible related health risks is expected to put additional pressure on the wireless communications industry to demonstrate their safe use and could lead to additional government regulation, which could have a negative effect on our business. Actual or perceived health risks of using wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, higher costs as a result of modifying handsets, relocating wireless towers or addressing incremental legal requirements, product liability lawsuits or reduced outside financing being available to the wireless communications industry. In addition, public protest could result in a slower deployment of, or our inability to deploy, new wireless networks, towers and antennas. We rely on our suppliers to ensure that the network equipment and customer equipment supplied to us meet all applicable safety requirements. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain operational networks and provide services to our customers. Any of these events could have an adverse effect on our business and financial performance.

Our business depends on the performance of, and our ability to retain, our employees.

Our business depends on the efforts, abilities, engagement and expertise of our employees and, more specifically, of our senior executives and other key employees. Competition for highly skilled management and customer service employees is intense in our industry. In addition, the increasing technical complexity of our businesses creates a challenging environment for hiring, retaining and developing skilled technical resources. If we fail to appropriately train, motivate, remunerate or deploy employees on initiatives that further our strategic imperatives, this could have an adverse impact on our ability to attract and retain talent and drive performance across the organization.
     A key component of our retention strategy for our key personnel lies in our ability to provide clear, meaningful and challenging objectives that will drive performance and enhance their skills and expertise. Our senior executives and other key employees are important to our success because they have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel, and identifying business opportunities. The loss of one or more of these key individuals could impair our business until qualified replacements are found. There can be no assurance that these individuals could quickly be replaced with persons of equal experience and capabilities. Although we have compensation programs in place designed to help retain and motivate these individuals, we cannot prevent them from terminating their employment with us.

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     Finally, deterioration in employee morale and engagement resulting from continuing staff reductions, reorganizations and ongoing cost reductions could also adversely affect our business and financial results.

BCE is dependent on the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.

BCE has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and other companies, including its direct ownership of the equity of Bell Canada. BCE’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and other companies in which it has an interest to pay dividends or otherwise make distributions to it.
     BCE’s subsidiaries, joint ventures and other companies in which it has an interest are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE. In addition, any right of BCE to receive assets of its subsidiaries, joint ventures and other companies in which it has an interest upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and other companies.

We cannot guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

The board of directors of BCE reviews from time to time the adequacy of BCE’s dividend policy. On February 10, 2009, the board of directors of BCE adopted a common share dividend policy with a target dividend payout ratio of 65% to 75% of Adjusted EPS. This dividend policy was adopted with the objective of allowing sufficient financial flexibility to continue investing in our business while growing returns to shareholders. Under this dividend policy, increases in the common share dividend are directly linked to growth in BCE’s Adjusted EPS. BCE’s dividend policy and the declaration of dividends are subject to the discretion of BCE’s board of directors and, consequently, there can be no guarantee that BCE’s dividend policy will be maintained or that dividends will be declared.

A major decline in the market price of BCE’s securities may negatively impact our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Differences between BCE’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE’s securities, may negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

The expected timing and completion of our proposed acquisition of an interest in MLSE is subject to closing conditions and other risks and uncertainties.

The expected timing and completion of the proposed acquisition by BCE of an interest in MLSE is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, any required regulatory and sports league approvals. Accordingly, there can be no assurance that the proposed transaction will occur, or that it will occur on the timetable or on the terms and conditions currently contemplated. The proposed transaction could be modified, restructured or terminated. As well, there can be no assurance that the strategic benefits expected to result from the transaction will be fully realized.

RISK MANAGEMENT PRACTICES

BCE’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business.
     We have enterprise-wide risk assessment processes that incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and, where necessary, develop mitigation plans. The risk information generated is reviewed with senior management and BCE’s board of directors in evaluating the business plans for each of the business units and BCE as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes within BCE. Throughout the year, the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the results of its internal audits and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.
     The Audit Committee considers the effectiveness of the operation of our internal control procedures, and reviews reports from the Internal Audit group and BCE’s external auditors. The Audit Committee reports its conclusions to BCE’s board of directors.

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OUR ACCOUNTING POLICIES

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements using IFRS. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. See Note 2 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

CRITICAL ACCOUNTING ESTIMATES

As required under IFRS, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to regularly evaluate the estimates that we make.
     We base our estimates on a number of factors, including historical experience, current events and actions that we may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that were highly uncertain at the time the estimate was made, and changes to these estimates could have a material impact on our financial statements.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the Audit Committee of our board of directors. The Audit Committee has reviewed these critical accounting estimates.
     Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

We review estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, if necessary.
     A significant proportion of our total assets consists of property, plant and equipment and finite-life intangible assets. Changes in technology or in our intended use of these assets, as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.
     The estimated useful lives of property, plant and equipment and finite-life intangible assets are determined by internal asset life studies which take into account actual and expected future usage, physical wear and tear, replacement history and assumptions about technology evolution. When factors indicate that assets’ useful lives are different from the original assessment, we depreciate or amortize the remaining carrying value prospectively over the adjusted estimated useful lives.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS IMPAIRMENT

We make a number of estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

GOODWILL IMPAIRMENT

We perform an annual test for goodwill impairment for each of our cash generating units (CGUs) to which goodwill is allocated in the fourth quarter and whenever there is an indication that goodwill might be impaired.
     A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. We assess goodwill impairment at the level of each CGU or group of CGUs likely to benefit from acquisition-related synergies within an operating segment.
     We identify any potential impairment by comparing the carrying value of a CGU to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU is less than its carrying value, the recoverable amount is determined for all its identifiable assets and liabilities. The excess of the recoverable amount of the CGU over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.
     An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment losses may not be reversed.
     We make a number of estimates when calculating the recoverable amount of goodwill using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model and the discount rate.

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     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the recoverable amount and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     In 2011, we recorded a $17 million goodwill impairment charge of a CGU within Bell Wireline that will cease operations in 2012. There was no goodwill impairment charge in 2010.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data.

CONTINGENCIES

We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent a potential financial cost to our business.
     We accrue a potential loss if we believe the loss is probable and can be reasonably estimated, based on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgement against us or requires us to pay a large settlement, it could have a material effect on our consolidated financial statements in the period in which the judgement or settlement occurs. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2011. We have not made any significant changes to our estimates in the past two years.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on the information that currently is available.
     Deferred tax assets / liabilities and future tax liabilities require management judgement in determining the amounts to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied. Further, the amount of deferred tax assets, which is limited to the amount that is probable to be realized, is estimated with consideration given to the timing, sources and amounts of future taxable income.

EMPLOYEE BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and other employee future benefits are determined using actuarial calculations that are based on several assumptions.
     We perform an actuarial valuation at least every three years to determine the actuarial present value of the accrued pension and other post-employment benefits. The valuation uses management’s assumptions for, among other things, the discount rate, the expected long-term rate of return on pension plan assets, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net employee benefit plans costs.
     We account for differences between actual and assumed results in benefit obligations and plan performance in other comprehensive income, which are then recognized immediately in the deficit.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate used to value the employee benefit obligation and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

Discount Rate

The discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the pension plan.

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     We determine the appropriate discount rate at the end of every year. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net employee benefit plans cost for 2012 and the employee benefit obligation at December 31, 2012.

	IMPACT ON NET	IMPACT ON
	EMPLOYEE BENEFIT	EMPLOYEE BENEFIT
	PLANS COST	OBLIGATION AT
	FOR 2012 –	DECEMBER 31, 2012 –
	INCREASE/(DECREASE)	INCREASE/(DECREASE)
Discount rate increased to 5.6%
Bell Wireline	3	(940)
Bell Wireless	(1)	(18)
Bell Media	–	(29)
Bell Aliant	(1)	(233)
Total	1	(1,220)
Discount rate decreased to 4.6%
Bell Wireline	(8)	998
Bell Wireless	1	19
Bell Media	–	31
Bell Aliant	(1)	247
Total	(8)	1,295

Expected Long-Term Rate of Return

The expected long-term rate of return is a weighted average of estimated long-term returns on each of the major plan asset categories in our pension funds.
     The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets on the net employee benefit plans cost for 2012 and the employee benefit obligation at December 31, 2012.

	IMPACT ON NET	IMPACT ON
	EMPLOYEE BENEFIT	EMPLOYEE BENEFIT
	PLANS COST	OBLIGATION AT
	FOR 2012 –	DECEMBER 31, 2012 –
	INCREASE/(DECREASE)	INCREASE/(DECREASE)
Expected rate of return increased to 7.5%
Bell Wireline	(62)	(62)
Bell Wireless	(1)	(1)
Bell Media	(2)	(2)
Bell Aliant	(16)	(16)
Total	(81)	(81)
Expected rate of return decreased to 6.5%
Bell Wireline	62	62
Bell Wireless	1	1
Bell Media	2	2
Bell Aliant	16	16
Total	81	81

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from International Accounting Standard (IAS) 39 the requirements for derecognition of financial assets and financial liabilities. In December 2011, the IASB amended IFRS 9, deferring the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendment also provides relief from restating comparative information and required disclosure in IFRS 7 – Financial Instruments: Disclosures.
     In October 2010, the IASB amended IFRS  7 – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. This amendment to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted. In December 2011, the IASB further amended IFRS 7 to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position. This amendment to IFRS 7 must be applied retrospectively for annual periods beginning on or after January 1, 2013.
     In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 requires a joint venturer to account for its investment using the equity method. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January  1, 2013, with early adoption permitted.

72    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

     In June 2011, the IASB amended IAS  1 – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.
     In December 2011, the IASB amended IAS 32 – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities. The amendments to IAS 32 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     The adoption of IFRS standards and amendments outlined above is not expected to have a significant impact on our financial statements.

In June 2011, the IASB amended IAS 19 – Employee Benefits, eliminating the corridor approach for recognizing actuarial gains and losses. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net DB asset or liability, replacing the finance charge and expected return on plan assets. Entities will also need to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB liabilities (assets) and remeasurements of the net DB liabilities (assets). The amendments also enhance disclosure about the risks arising from DB plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     The amendments to IAS 19 are expected to result in an increase in net financing costs related to employee benefit plans.

EFFECTIVENESS OF INTERNAL CONTROLS

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer  (CEO) and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
     As at December 31, 2011, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of Bell Media Inc. (Bell Media), previously known as CTV, which we acquired on April 1, 2011. Bell Media’s contribution to our consolidated financial statements for the year ended December 31, 2011 was 7% of consolidated revenues and had no material impact on consolidated earnings. Additionally, at December 31, 2011, Bell Media’s current assets and current liabilities were approximately 12% and 5% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 3% and 5% of consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of Bell Media’s disclosure controls and procedures will be complete in the first half of 2012. Further details related to the acquisition of CTV are disclosed in Note 4 to BCE’s 2011 consolidated financial statements.
     Based on that evaluation, which excluded Bell Media’s disclosure controls and procedures, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2011.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109. Our internal control over financial reporting is a process designed under the supervision of the CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis.
     Management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our internal control over financial reporting as at December 31, 2011, based on the framework and criteria established in the Internal Control – Integrated Framework issued by the COSO. The CEO and CFO have limited the scope of their design and evaluation of our internal control over financial reporting to exclude Bell Media’s internal control over financial reporting.
     Based on that evaluation, which excluded Bell Media’s internal control over financial reporting, the CEO and CFO concluded that our internal control over financial reporting was effective as at December 31, 2011. There were no material weaknesses that have been identified by management as at December 31, 2011.
     There have been no changes during the year ended December 31, 2011 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP FINANCIAL MEASURES

This section describes the non-GAAP financial measures we use in this MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable IFRS financial measures.

EBITDA

The term EBITDA does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other companies. We define EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s 2011 consolidated financial statements.
     We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. EBITDA also is one component in the determination of short-term incentive compensation for all management employees. EBITDA has no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to EBITDA.

	2011	2010
Net earnings	2,574	2,190
Severance, acquisition and other costs	409	262
Depreciation	2,538	2,388
Amortization	723	737
Finance costs
Interest expense	842	685
Interest on employee benefit obligations	984	992
Interest on fund unit liability	–	370
Expected return on pension plan assets	(1,032)	(898)
Other income	(129)	(173)
Income taxes	720	632
EBITDA	7,629	7,185

ADJUSTED NET EARNINGS AND ADJUSTED EPS

The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning according to IFRS. They are therefore unlikely to be comparable to similar measures presented by other companies.
     We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE common share.
     We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the performance of our businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

74    BCE INC. | 2011 | ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and earnings per share to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

	2011		2010
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	2,221	2.88	2,083	2.74
Severance, acquisition and other costs	282	0.37	189	0.25
Net gains on investments	(89)	(0.12)	(133)	(0.18)
Fair value adjustment of fund unit liability	–	–	(49)	(0.06)
Adjustment to reflect interest on fund unit liability as non-controlling interest	–	–	29	0.04
Adjusted net earnings	2,414	3.13	2,119	2.79

FREE CASH FLOW

The term free cash flow does not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

	2011	2010
Cash flows from operating activities	4,869	4,367
Bell Aliant dividends/distributions to BCE	214	291
Capital expenditures	(3,256)	(2,998)
Cash dividends paid on preferred shares	(118)	(108)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(315)	–
Acquisition costs paid	70	24
Bell Aliant free cash flow	47	(139)
Free cash flow	1,511	1,437

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CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. (BCE) and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the financial statements.
     Management has prepared the financial statements according to International Financial Reporting Standards (IFRS). Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 122 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

(signed) George A. Cope
President and Chief Executive Officer

(signed) Siim A. Vanaselja
Executive Vice-President and Chief Financial Officer

(signed) Karyn A. Brooks
Senior Vice-President and Controller

March 8, 2012

78    BCE INC. | 2011 | ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the board of directors and shareholders of BCE Inc.

We have audited the accompanying consolidated financial statements of BCE Inc. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, and the consolidated income statements and statements of comprehensive income, statements of changes in equity, and statements of cash flows for the years ended December 31, 2011 and December 31, 2010, and a summary of significant accounting policies and other explanatory information.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
     An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
     We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2011, December 31, 2010 and January 1, 2010 and their financial performance and cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

OTHER MATTER

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) Deloitte & Touche LLP(1)
Independent Registered Chartered Accountants

Montréal, Canada
March 8, 2012

(1) Chartered accountant auditor permit no. 9335

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENTS

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS)	NOTE	2011	2010
Operating revenues	3	19,497	18,069
Operating costs	5	(11,868)	(10,884)
Severance, acquisition and other costs	6	(409)	(262)
Depreciation	13	(2,538)	(2,388)
Amortization	14	(723)	(737)
Finance costs
Interest expense	7	(842)	(685)
Interest on employee benefit obligations	20	(984)	(992)
Interest on fund unit liability		–	(370)
Expected return on pension plan assets	20	1,032	898
Other income	8	129	173
Earnings before income taxes		3,294	2,822
Income taxes	9	(720)	(632)
Net earnings		2,574	2,190

Net earnings attributable to:
Common shareholders		2,221	2,083
Preferred shareholders		119	112
Non-controlling interest		234	(5)
Net earnings		2,574	2,190

Net earnings per common share
Basic	10	2.88	2.74
Diluted	10	2.88	2.74

Average number of common shares outstanding – basic (millions)		771.4	759.0

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2011	2010
Net earnings		2,574	2,190
Other comprehensive loss, net of income taxes
Net change in unrealized (losses) gains on available-for-sale financial assets, net of income taxes of nil for 2011 and 2010
Unrealized (losses) gains		(12)	4
Gains realized in earnings	8	(89)	(125)
Net change in unrealized gains (losses) on derivatives designated as cash flow hedges, net of income taxes of ($11) million and $2 million for 2011 and 2010, respectively
Unrealized gains (losses)		25	(34)
Losses realized in earnings		4	35
Actuarial losses on employee benefit plans, net of income taxes of $253 million and $389 million for 2011 and 2010, respectively	20	(686)	(969)
Other comprehensive loss		(758)	(1,089)
Comprehensive income		1,816	1,101

Comprehensive income attributable to:
Common shareholders		1,442	996
Preferred shareholders		119	112
Non-controlling interest		255	(7)
Comprehensive income		1,816	1,101

80    BCE INC. | 2011 | ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE			ATTRIBUTABLE TO OWNERS OF THE PARENT
		PREFERRED SHARES	COMMON SHARES	SHARES SUBJECT TO CANCEL- LATION	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL	NON- CONTROL- LING INTEREST	TOTAL EQUITY
Balance at January 1, 2011		2,770	12,691	–	2,579	66	(7,952)	10,154	14	10,168
Net earnings		–	–	–	–	–	2,340	2,340	234	2,574
Other comprehensive (loss) income		–	–	–	–	(74)	(705)	(779)	21	(758)
Comprehensive (loss) income		–	–	–	–	(74)	1,635	1,561	255	1,816
Preferred shares issued	23	345	–	–	–	–	(11)	334	–	334
Common shares issued under stock option plan	23	–	172	–	(20)	–	–	152	–	152
Common shares repurchased and cancelled	23	–	(61)	–	(4)	–	(78)	(143)	–	(143)
Common shares subject to cancellation	23	–	–	(50)	–	–	–	(50)	–	(50)
Other share-based payments		–	–	–	26	–	3	29	8	37
Common shares issued for the acquisition of CTV	4	–	764	–	–	–	–	764	–	764
Acquisition of CTV	4	–	–	–	–	–	–	–	215	215
Dividends declared on BCE common and preferred shares		–	–	–	–	–	(1,698)	(1,698)	–	(1,698)
Dividends declared by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	(284)	(284)
Issue of equity securities by subsidiaries to non-controlling interest		–	–	–	–	–	–	–	394	394
Equity transaction with non-controlling interest		–	–	–	(54)	–	–	(54)	48	(6)
Conversion of fund unit liability	19	–	–	–	–	13	2,716	2,729	331	3,060
Balance at December 31, 2011		3,115	13,566	(50)	2,527	5	(5,385)	13,778	981	14,759

FOR THE YEAR ENDED DECEMBER 31, 2010 (IN MILLIONS OF CANADIAN DOLLARS)	NOTE		ATTRIBUTABLE TO OWNERS OF THE PARENT					NON- CONTROL- LING INTEREST	TOTAL EQUITY
		PREFERRED SHARES	COMMON SHARES	CONTRI- BUTED SURPLUS	ACCUMU- LATED OTHER COMPREHEN- SIVE INCOME	DEFICIT	TOTAL
Balance at January 1, 2010		2,770	12,921	2,517	186	(7,508)	10,886	21	10,907
Net earnings		–	–	–	–	2,195	2,195	(5)	2,190
Other comprehensive loss		–	–	–	(120)	(967)	(1,087)	(2)	(1,089)
Comprehensive (loss) income		–	–	–	(120)	1,228	1,108	(7)	1,101
Common shares repurchased and cancelled	23	–	(274)	(18)	–	(208)	(500)	–	(500)
Common shares issued under stock option plan	23	–	44	(5)	–	–	39	–	39
Other share-based payments		–	–	85	–	–	85	–	85
Dividends declared on BCE common and preferred shares		–	–	–	–	(1,464)	(1,464)	–	(1,464)
Balance at December 31, 2010		2,770	12,691	2,579	66	(7,952)	10,154	14	10,168

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CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		DECEMBER 31,	DECEMBER 31,	JANUARY 1,
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2011	2010	2010
ASSETS
Current assets
Cash		130	129	195
Cash equivalents		45	642	489
Trade and other receivables	11	3,119	2,885	2,779
Current tax receivable		43	139	118
Inventory	12	427	431	442
Prepaid expenses		262	224	290
Other current assets		152	205	138
Total current assets		4,178	4,655	4,451
Non-current assets
Property, plant and equipment	13	18,785	17,775	17,347
Intangible assets	14	8,013	6,201	6,347
Deferred tax assets	9	329	501	401
Investments in associates and joint ventures		307	303	260
Other non-current assets	15	629	652	855
Goodwill	16	7,185	5,806	5,774
Total non-current assets		35,248	31,238	30,984
Total assets		39,426	35,893	35,435
LIABILITIES
Current liabilities
Trade payables and other liabilities	17	4,056	3,848	3,632
Interest payable		134	143	144
Dividends payable		415	356	323
Current tax liabilities		47	37	–
Debt due within one year	18	2,106	2,570	1,894
Total current liabilities		6,758	6,954	5,993
Non-current liabilities
Long-term debt	19	12,721	10,581	10,299
Fund unit liability	19	–	3,060	3,104
Deferred tax liabilities	9	881	526	406
Employee benefit obligations	20	2,966	3,302	2,995
Other non-current liabilities	21	1,341	1,302	1,731
Total non-current liabilities		17,909	18,771	18,535
Total liabilities		24,667	25,725	24,528
Commitments and contingencies	25
EQUITY
Equity attributable to owners of the parent
Preferred shares	23	3,115	2,770	2,770
Common shares	23	13,566	12,691	12,921
Shares subject to cancellation	23	(50)	–	–
Contributed surplus	23	2,527	2,579	2,517
Accumulated other comprehensive income		5	66	186
Deficit		(5,385)	(7,952)	(7,508)
Total equity attributable to owners of the parent		13,778	10,154	10,886
Non-controlling interest		981	14	21
Total equity		14,759	10,168	10,907
Total liabilities and equity		39,426	35,893	35,435

82    BCE INC. | 2011 | ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(IN MILLIONS OF CANADIAN DOLLARS)	NOTE	2011	2010
Cash flows from operating activities
Net earnings		2,574	2,190
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	409	262
Depreciation and amortization	13, 14	3,261	3,125
Net employee benefit plans cost	20	193	294
Net interest expense	7, 8	821	1,049
Gains on investments	8	(89)	(135)
Income taxes	9	720	632
Contributions to employee pension plans	20	(1,491)	(1,315)
Payments under other employee future benefit plans	20	(102)	(98)
Severance and other costs paid		(411)	(238)
Acquisition costs paid		(70)	(24)
Interest paid		(795)	(1,092)
Income taxes paid (net of refunds)		(130)	(129)
Net change in operating assets and liabilities	27	(21)	(154)
Cash flows from operating activities		4,869	4,367
Cash flows used in investing activities
Capital expenditures		(3,256)	(2,998)
Business acquisitions	4	(680)	(60)
Business dispositions		2	8
Increase in investments		(12)	(44)
Decrease in investments		56	139
Other investing activities		6	7
Cash flows used in investing activities		(3,884)	(2,948)
Cash flows used in financing activities
Increase in notes payable and bank advances		30	250
Reduction in securitized trade receivables		(318)	(37)
Issue of long-term debt		2,314	1,366
Repayment of long-term debt		(2,350)	(956)
Issue of common shares		152	39
Issue of preferred shares	23	345	–
Issue of equity securities by subsidiaries to non-controlling interest		403	–
Repurchase of common shares	23	(143)	(500)
Cash dividends paid on common shares		(1,520)	(1,318)
Cash dividends paid on preferred shares		(118)	(108)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(315)	–
Other financing activities		(61)	(68)
Cash flows used in financing activities		(1,581)	(1,332)
Net increase (decrease) in cash		1	(66)
Cash at beginning of period		129	195
Cash at end of period		130	129
Net (decrease) increase in cash equivalents		(597)	153
Cash equivalents at beginning of period		642	489
Cash equivalents at end of period		45	642

BCE INC. | 2011 | ANNUAL REPORT    83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We, us, our, BCE and the company mean either BCE Inc. or, collectively, BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means either Bell Aliant Inc. or, collectively, Bell Aliant Inc. and its subsidiaries.

NOTE 1 | CORPORATE INFORMATION

BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham Bell, Verdun, Québec, Canada. BCE is a communications and media company providing wireline, wireless, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting entertainment services to customers across Canada. The consolidated financial statements (financial statements) were approved by BCE’s board of directors on March 8, 2012.

NOTE 2 | SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These are our first annual financial statements prepared under IFRS and IFRS 1 – First-time Adoption of IFRS has been applied. We adopted IFRS effective January 1, 2010 and are required to provide only one year of comparative information.
     An explanation of the impact of the changeover to IFRS on our reported financial position, financial performance and cash flows is provided in Note 28, First-time Adoption of IFRS.
     The financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as described in our accounting policies.
     All amounts are in millions of Canadian dollars, except where noted.

FUNCTIONAL CURRENCY

The financial statements are presented in Canadian dollars, the company’s functional currency.

BASIS OF CONSOLIDATION

We consolidate the financial statements of all our subsidiaries. Subsidiaries are entities we control, where control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
     The results of subsidiaries acquired or sold during the year are consolidated from the date of acquisition and up to the date of disposal. Where necessary, adjustments are made to the financial statements of subsidiaries to conform their accounting policies with ours. All intercompany transactions, balances, income and expenses are eliminated on consolidation.
     Changes in BCE’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions, with no effect on net earnings or on other comprehensive income.
     At December 31, 2011, BCE owned 44.1% of Bell Aliant, with the remaining 55.9% publicly held. BCE has the right to appoint a majority of the board of directors of Bell Aliant and, therefore, controls and consolidates Bell Aliant.

REVENUE RECOGNITION

We recognize revenues from the sale of products or the rendering of services when they are earned; specifically when all the following conditions are met:

  the significant risks and rewards of ownership are transferred to customers and we retain neither continuing managerial involvement nor effective control there is clear evidence that an arrangement exists

  the amount of revenue and related costs can be measured reliably it is probable that the economic benefits associated with the transaction will flow to the company.

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract subscriber revenues when customers receive the service

  advertising revenue, net of agency commissions, when advertisements are aired or delivered on the Internet revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met.

We measure revenues at the fair value of the arrangement consideration. We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Trade payables and other liabilities or in Other non-current liabilities on the consolidated statements of financial position (statements of financial position).
     Revenues are reduced for customer rebates and allowances and exclude sales and other taxes we collect from our customers.
     We expense subscriber acquisition costs when the related services are activated.

84    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MULTIPLE-ELEMENT ARRANGEMENTS

We enter into arrangements that may include the sale of a number of products and services together, notably in our wireless and video product lines and to our business customers. When two or more products or services have value to our customers on a stand-alone basis, we separately account for each product or service according to the methods previously described. The total price to the customer is allocated to each product or service based on its relative fair value. When an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to that delivered item is limited to the non-contingent amount.
     If the conditions to account separately for each product or service are not met, we recognize revenue proportionately over the term of the sale agreement.

SUBCONTRACTED SERVICES

We may enter into arrangements with subcontractors and others who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenue.

SHARE-BASED PAYMENTS

Our equity-settled, share-based payment arrangements include stock option plans, restricted share units (RSUs), deferred share units (DSUs) and employee savings plans (ESPs).

STOCK OPTIONS

We use a fair value-based method to measure the cost of our employee stock options, based on the number of stock options that are expected to vest. Compensation expense is adjusted for subsequent changes in management’s estimate of the number of stock options that are expected to vest.
     We credit contributed surplus for stock option expense recognized over the vesting period. When stock options are exercised, we credit share capital for the amount paid and the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we recognize compensation expense equal to the market value of a BCE common share at the date of grant based on the number of RSUs expected to vest, recognized over the term of the vesting period, with a corresponding credit to contributed surplus for equity-settled RSUs and a corresponding credit to a liability for cash-settled RSUs. Additional RSUs are issued to reflect dividends declared on the common shares.
     Compensation expense is adjusted for subsequent changes in management’s estimate of the number of RSUs that are expected to vest and, for cash-settled RSUs, changes in the market value of BCE common shares. The effect of these changes is recognized in the period of the change. Upon settlement of the equity-settled RSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit. Vested RSUs are settled either in BCE common shares, in cash, in DSUs, or through a combination of these, depending on the terms of the grant.

DSUs

DSUs issued are recognized at the fair value of the services received. Additional DSUs are issued to reflect dividends declared on the common shares. DSUs are settled in BCE common shares purchased on the open market following the cessation of employment or when a director leaves the board. We credit contributed surplus for the fair value of DSUs at the issue date. Upon settlement of the DSUs, any difference between the cost of shares purchased on the open market and the amount credited to contributed surplus is reflected in the deficit.

ESPs

We recognize our contributions under our ESPs as compensation expense. Beginning in July 2010, employer ESP contributions accrue over a two-year vesting period. We credit contributed surplus for the ESP expense recorded over the vesting period, based on management’s estimate of the accrued contributions that are expected to vest. We adjust the deficit for any difference between the cost of shares purchased at the time of settlement and the amount previously credited to contributed surplus.

INCOME TAXES

Income tax expense is comprised of current and deferred taxes. It is recognized in the income statements, except to the extent that the expense relates to items recognized in other comprehensive income or directly in equity.
     A current or non-current tax liability/asset is the estimated tax payable/receivable on taxable earnings for the current and past periods. We also record future tax liabilities which is included in Other non-current liabilities.
     We use the liability method to account for deferred tax assets and liabilities, which arise from:

  temporary differences between the carrying amount of assets and liabilities recognized in the statements of financial position and their corresponding tax basis the carryforward of unused tax losses and credits.

Deferred tax assets and liabilities are calculated at the tax rates that are expected to apply when the asset or liability is recovered or settled. Both our current tax and deferred tax assets and liabilities are calculated using tax rates that have been enacted or substantively enacted at the end of the reporting date.
     Deferred tax is provided on temporary differences arising from investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by us and it is probable that the temporary difference will not reverse in the foreseeable future.
     Tax liabilities are, where permitted, offset against tax assets within the same taxable entity and tax jurisdiction.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVESTMENT TAX CREDITS, OTHER TAX CREDITS AND GOVERNMENT GRANTS

We recognize investment tax credits (ITCs), other tax credits and government grants given on eligible expenditures when it is reasonably assured that they will be realized. They are presented as part of Trade and other receivables and Other non-current assets on the statements of financial position. We use the cost reduction method to account for ITCs and government grants, under which the credits are applied against the expense or asset to which the ITC or government grant relates.

CASH EQUIVALENTS

Cash equivalents are comprised of highly liquid investments with original maturities of three months or less from the date of purchase.

SECURITIZATION OF TRADE RECEIVABLES

Proceeds on the securitization of trade receivables are recognized as a collateralized borrowing as we do not transfer control and substantially all the risks and rewards of ownership to another entity.

INVENTORY

We measure inventory at the lower of cost and net realizable value. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment held for resale and the weighted-average cost formula for all other inventory items. We maintain inventory valuation reserves for inventory that is slow-moving or obsolete, calculated using an inventory ageing analysis.

PROPERTY, PLANT AND EQUIPMENT

We record property, plant and equipment at historical cost, except for certain assets which were valued at deemed cost on the changeover to IFRS. Historical cost includes expenditures that are attributable directly to the acquisition or construction of the asset, including the purchase cost, labour and overhead. Borrowing costs are capitalized for qualifying assets if the time to build or develop is in excess of one year. Deemed cost is the fair value of the assets as at January 1, 2010.
     We initially measure and record asset retirement obligations at management’s best estimate using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows and changes in discount rates. We capitalize asset retirement costs as part of the related assets and amortize them into earnings over time. We also increase the recorded asset retirement obligation and record a corresponding amount in interest expense to reflect the passage of time. Gains or losses on the sale or retirement of property, plant and equipment are recognized in Other income.

LEASES

Leases of property, plant and equipment are classified as finance leases when we obtain substantially all the risks and rewards of ownership of the underlying assets. At the inception of the lease, we record an asset together with a corresponding long-term liability at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Thereafter, the asset is amortized over the shorter of its useful life and the lease term and the liability is measured at amortized cost using the effective interest method.
     All other leases are classified as operating leases. Lease payments are expensed on a straight-line basis over the term of the lease.

INTANGIBLE ASSETS

FINITE-LIFE INTANGIBLE ASSETS

Finite-life intangible assets are carried at cost less accumulated amortization and accumulated impairment losses, if any.

Software

We record internal-use software at historical cost. Cost includes expenditures that are attributable directly to the acquisition or development of the software, including the purchase cost, labour and overhead.
     Research costs are expensed as incurred. Software development costs are capitalized when all the following conditions are met:

  technical feasibility can be demonstrated

  management has the intent and the ability to complete the asset for use or sale it is probable that economic benefits will be generated

  costs attributable to the asset can be measured reliably.

Customer Relationships

Customer relationship assets are acquired through business combinations and are recorded at fair value at the date of acquisition.

Program and Feature Film Rights

We account for program and feature film rights as intangible assets when these assets are acquired for the purpose of broadcasting. Program and feature film rights, which include producer advances and licence fees paid in advance of receipt of the program or film, are stated at acquisition cost less accumulated amortization and accumulated impairment losses. Programs and feature films under licence agreements are recorded as assets and liabilities for rights acquired and obligations incurred when:

  the company receives a broadcast master and the cost is known or reasonably determinable for new program and feature film licences the licence term commences for licence period extensions or syndicated programs.

Programs and feature films are classified as non-current assets with related liabilities classified as current or non-current, based on the payment terms. Amortization of program and feature film intangible assets is recorded in Operating costs in the income statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDEFINITE-LIFE INTANGIBLE ASSETS

Brand assets, mainly comprised of the Bell and Bell Media brands, and broadcast licences are acquired through business combinations and are recorded at fair value at the date of acquisition. Wireless spectrum licences are recorded at acquisition cost, including borrowing costs when the time to build or develop the related network is in excess of one year.
     Currently there are no legal, regulatory, competitive or other factors that limit the useful lives of our brands or spectrum licences.

DEPRECIATION AND AMORTIZATION

We depreciate property, plant and equipment and amortize finite-life intangible assets on a straight-line basis over their estimated useful lives. We review our estimates of useful lives on an annual basis and adjust depreciation and amortization on a prospective basis, if needed. Land and assets under construction or development are not depreciated.

ESTIMATED USEFUL LIFE
Property, plant and equipment
Network infrastructure and equipment	2 to 50 years
Buildings	10 to 50 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	5 to 30 years
Program and feature film rights	Up to 5 years

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Our financial statements incorporate our share of the results of our associates and joint ventures using the equity method of accounting, except when the investment is classified as held for sale.
     Investments in associates and joint ventures are recognized initially at cost and adjusted thereafter to include the company’s share of income or loss and comprehensive income on an after-tax basis. Investments are reviewed for impairment by comparing their recoverable amount to their carrying amount.

BUSINESS COMBINATIONS AND GOODWILL

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value at the date of acquisition. Acquisition-related transaction costs are expensed as incurred.
     Identifiable assets and liabilities, including intangible assets, of acquired businesses are recorded at their fair values at the date of acquisition. When we acquire control of a business, any previously-held equity interest also is remeasured to fair value. The excess of the purchase consideration and any previously-held equity interest over the fair value of identifiable net assets acquired is goodwill. If the fair value of identifiable net assets acquired exceeds the purchase consideration and any previously-held equity interest, the difference is recognized in earnings immediately as a bargain purchase gain.
     Changes in our ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any difference between the change in the carrying amount of non-controlling interest and the consideration paid or received is attributed to owner’s equity.

IMPAIRMENT OF NON-FINANCIAL ASSETS

Goodwill and indefinite-life intangible assets are tested for impairment annually or when there is an indication that the asset may be impaired. Property, plant and equipment and finite-life intangible assets are tested for impairment if events or changes in circumstances, assessed quarterly, indicate that their carrying amount may not be recoverable. For the purpose of impairment tests, assets are grouped at the lowest level for which there are separately identifiable cash inflows.
     Impairment losses are recognized and measured as the excess of the carrying value of the assets over their recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses, other than those attributable to goodwill, are reviewed for possible reversal at each reporting date and, if the asset’s recoverable amount has increased, all or a portion of the impairment is reversed.

GOODWILL IMPAIRMENT TESTING

We perform an annual test for goodwill impairment for each of our cash generating units (CGUs) to which goodwill is allocated in the fourth quarter and whenever there is an indication that goodwill might be impaired.
     A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of the cash inflows from other assets or groups of assets. We assess goodwill impairment at the level of each CGU or group of CGUs likely to benefit from acquisition-related synergies within an operating segment.
     We identify any potential impairment by comparing the carrying value of a CGU to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is based on estimates of discounted future cash flows or other valuation methods. Cash flows are projected based on past experience, actual operating results and business plans. When the recoverable amount of a CGU is less than its carrying value, the recoverable amount is determined for all its identifiable assets and liabilities. The excess of the recoverable amount of the CGU over the total of the amounts assigned to its assets and liabilities is the recoverable amount of goodwill.
     An impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its recoverable amount. Goodwill impairment losses may not be reversed.

Recoverable Amount

The value in use for our CGUs is determined by discounting five-year cash flow projections from business plans approved by senior management. The projections reflect management’s expectations of revenue, EBITDA, capital expenditures, working capital and operating cash flows, based on past experience and future expectations of operating performance.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Cash flows beyond the five-year period have been extrapolated using a perpetuity growth rate of up to 1%. None of the perpetuity growth rates exceed the long-term historical growth rates.
     The pre-tax discount rates, ranging from 8.7% to 9.1%, are applied to the five-year pre-tax cash flow projections and are derived from the weighted average cost of capital for each CGU or group of CGUs.

FINANCIAL INSTRUMENTS

DERIVATIVES USED AS ECONOMIC HEDGES

Derivatives not designated as hedging instruments are marked to market each reporting period. These derivatives are used to manage cash flow exposures related to RSUs and capital expenditures. The changes in fair value of these financial assets and liabilities are recognized in Other income in the income statements.

AVAILABLE-FOR-SALE (AFS) FINANCIAL ASSETS

Our portfolio investments in equity securities are classified as AFS and are presented in our statements of financial position as Other non-current assets. These securities are recorded at fair value on the date of acquisition, plus related transaction costs. Investments in publicly-traded and privately-held securities are adjusted to fair value at each reporting date. The corresponding unrealized gains and losses are recorded in other comprehensive income and are reclassified to Other income in the income statements when realized or when an impairment is determined. Income from investments is recorded in Other income in the income statements.

TRADE AND OTHER RECEIVABLES

Trade and other receivables, which include trade receivables and other short-term receivables, are measured at amortized cost using the effective interest method, net of any allowance for doubtful accounts.

OTHER FINANCIAL LIABILITIES

Other financial liabilities, which include trade payables and accruals, compensation payable, obligations imposed by the Canadian Radio-television and Telecommunications Commission (CRTC), interest payable and long-term debt, are recorded at amortized cost using the effective interest method.

COSTS OF ISSUING DEBT AND EQUITY

The cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method. The cost of issuing equity is reflected in the consolidated statements of changes in equity as a reduction of the proceeds received.

DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to manage interest rate risk and foreign currency risk. We do not use derivative financial instruments for speculative or trading purposes.

HEDGE ACCOUNTING

To qualify for hedge accounting, we document the relationship between the derivative and the exposure it hedges and our risk management objective and strategy. This includes associating each derivative to a specific asset or liability, a specific firm commitment, or a specific anticipated transaction.
     We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting.

Fair Value Hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps usually involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counterparties in Other current assets or Trade payables and other liabilities for swaps that mature within one year and in Other non-current assets or Other non-current liabilities for swaps that have a maturity of more than one year. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other income in the income statements and offset, except for any ineffective portion of the hedging relationship.

Cash Flow Hedges

Our cash flow hedges are used to mitigate foreign currency risk on certain long-term debt instruments and purchase commitments. We use foreign currency forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. We use cross-currency swaps to hedge firm commitments to pay interest and/or principal amounts in a foreign currency. Changes in the fair value of these derivatives are recognized in our consolidated statements of comprehensive income (statements of comprehensive income), except for any ineffective portion, which is recognized immediately in earnings. Realized gains and losses in accumulated other comprehensive income are reclassified to Other income in the income statements in the same periods as the corresponding hedged items are recognized in earnings. Cash flow hedges that mature within one year are included in Other current assets or Trade payables and other liabilities, whereas hedges that have a maturity of more than one year are included in Other non-current assets or Other non-current liabilities.

EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT (DB) PLANS

We maintain DB plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and average rate of pay during the highest paid consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.
     We provide other employee future benefits to some of our employees, including:

  healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period ending on December 31, 2016. We do not fund most of these other employee future benefit plans.

  other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under employee benefit plans, net of the fair value of pension plan assets. Pension and other employee future benefit costs are determined using:

  the projected unit credit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds. We value pension plan assets at fair value using current market values.
     The expense relating to our employee benefit plans is shown in operating costs, interest on our employee benefit obligations and expected return on pension plan assets. Pension current service cost is included in operating costs. The interest on our employee benefit obligations and the expected return on pension plan assets are recognized in net earnings and are displayed on the face of the income statements. Interest on our employee benefit obligations is the accretion of interest on the obligations under the employee benefit plans and the expected return on pension plan assets is based on conditions that existed at the beginning of the year.
     Actuarial gains and losses for all employee benefit plans are recorded in other comprehensive income in the period in which they occur and recognized immediately in the deficit.
     December 31 is the measurement date for our significant employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other post-employment benefits. An actuarial valuation was last performed on our significant pension plans on December 31, 2010.

DEFINED CONTRIBUTION (DC) PENSION PLANS

We also maintain DC plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of that employee’s salary.
     We recognize a pension current service cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Generally, new employees can participate only in the DC pension arrangements.

USING ESTIMATES AND KEY JUDGEMENTS

When preparing financial statements according to IFRS, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ. In particular, we use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of property, plant and equipment and intangible assets, asset impairments, legal and tax contingencies, share-based payment plans, employee benefit plans, deferred income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.
     Provisions are recognized when all the following conditions are met:

  the company has a present legal or constructive obligation based on past events it is probable that an outflow of economic resources will be required to settle the obligation the amount can be reasonably estimated.

Provisions are measured at the present value of the estimated expenditures expected to settle the obligation, if the effect of the time value of money is material. The present value is determined using the current market assessments of the time value of money and risks specific to the obligation. The obligation increases as a result of the passage of time and is recorded as interest expense.
     The estimates involving a higher degree of judgement or complexity are described below.

USEFUL LIVES OF PROPERTY, PLANT AND EQUIPMENT AND FINITE-LIFE INTANGIBLE ASSETS

Property, plant and equipment represent a significant proportion of our total assets. Changes in technology or our intended use of these assets as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     We review estimates of the useful lives of property, plant and equipment and finite-life intangible assets on an annual basis and adjust depreciation or amortization on a prospective basis, if necessary.

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS IMPAIRMENT

We make a number of estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

GOODWILL IMPAIRMENT

We make a number of estimates when calculating the recoverable amount of goodwill using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the number of years used in the cash flow model, and the discount rate.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the unavoidable costs of meeting our obligations under the contract exceed the expected benefits to be received from the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of completing the contract.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Certain financial instruments, such as investments in equity securities, derivative financial instruments and certain elements of borrowings, are carried in the statements of financial position at fair value, with changes in fair value reflected in the income statements. Fair values are estimated by reference to published price quotations or by using other valuation techniques that may include inputs that are not based on observable market data.

CONTINGENCIES

We become involved in various litigation and regulatory matters as a part of our business. Pending litigation, regulatory initiatives or regulatory proceedings represent a potential cost to our business.
     We accrue a potential loss if we believe the loss is probable and can be reasonably estimated, based on information that is available at the time. Any accrual would be charged to earnings and included in Trade payables and other liabilities or Other non-current liabilities. Any cash settlement would be deducted from cash from operating activities. We estimate the amount of the loss by analyzing potential outcomes and assuming various litigation and settlement strategies.

INCOME TAXES

The calculation of income taxes requires judgement in interpreting tax rules and regulations. There are transactions and calculations for which the ultimate tax determination is uncertain. Our tax filings are also subject to audits, the outcome of which could change the amount of current and deferred tax assets and liabilities. Management believes that it has sufficient amounts accrued for outstanding tax matters based on the information that currently is available.
     Deferred tax assets/liabilities and future tax liabilities require management judgement in determining the amounts to be recognized. In particular, judgement is required when assessing the timing of the reversal of temporary differences to which future income tax rates are applied. Further, the amount of deferred tax assets, which is limited to the amount that is probable to be realized, is estimated with consideration given to the timing, sources and amounts of future taxable income.

EMPLOYEE BENEFIT PLANS

The amounts reported in the financial statements relating to DB pension plans and other employee future benefits are determined using actuarial calculations that are based on several assumptions.
     The actuarial valuation uses management’s assumptions for, among other things, the discount rate, the expected long-term rate of return on pension plan assets, the rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate used to value the employee benefit obligation and the expected long-term rate of return on pension plan assets.

Discount Rate

A discount rate is used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the pension plan. A lower discount rate results in a higher employee benefit obligation and a higher pension deficit.

Expected Long-Term Rate of Return

The expected long-term rate of return is a weighted average of estimated long-term returns on each of the major plan asset categories in our pension funds. Poor fund performance results in a lower fair value of plan assets and a higher pension deficit.

FUTURE CHANGES TO ACCOUNTING STANDARDS

In November 2009, the IASB issued IFRS 9 – Financial Instruments, introducing new requirements for classifying and measuring financial assets. In October 2010, the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities, and carrying over from IAS 39 the requirements for derecognition of financial assets and financial liabilities. In December 2011, the IASB amended IFRS 9, deferring the mandatory effective date to annual periods beginning on or after January 1, 2015. The amendment also provides relief from restating comparative information and required disclosure in IFRS 7 – Financial Instruments: Disclosures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     In October 2010, the IASB amended IFRS  7  – Financial Instruments: Disclosures to require quantitative and qualitative disclosures for transfers of financial assets where the transferred assets are not derecognized in their entirety or the transferor retains continuing managerial involvement. The amendment also requires disclosure of supplementary information if a substantial portion of the total amount of the transfer activity occurs in the closing days of a reporting period. This amendment to IFRS 7 must be applied for annual periods beginning on or after July 1, 2011, with early adoption permitted. In December 2011, the IASB further amended IFRS 7 to require disclosures to better assess the effect or potential effect of offsetting arrangements in the statements of financial position. This amendment to IFRS 7 must be applied retrospectively for annual periods beginning on or after January 1, 2013.
     In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements, which establishes principles for the presentation and preparation of consolidated financial statements. Under IFRS 10, control is identified as the single basis of consolidation for all types of entities. IFRS 10 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 11 – Joint Arrangements, which establishes principles for financial reporting by parties to an arrangement that is jointly controlled by two or more parties. IFRS 11 clarifies that joint control only exists when decisions about the relevant activities of an arrangement require the unanimous consent of the parties that control the arrangement collectively. IFRS 11 requires a joint venturer to account for its investment using the equity method. IFRS 11 must be applied retrospectively for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 12 – Disclosure of Interests in Other Entities, which integrates and enhances the disclosure requirements for entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     In May 2011, the IASB issued IFRS 13 – Fair Value Measurement, which establishes a single source of guidance for fair value measurement under IFRS. IFRS 13 defines fair value, provides guidance on measurement and introduces certain disclosure requirements. IFRS 13 must be applied prospectively for annual periods beginning on or after January  1, 2013, with early adoption permitted.
     In June 2011, the IASB amended IAS  1  – Presentation of Financial Statements, providing guidance on items contained in other comprehensive income and their classification within other comprehensive income. The amendments to IAS 1 must be applied retrospectively for annual periods beginning on or after July 1, 2012.
     In December 2011, the IASB amended IAS  32  – Financial Instruments: Presentation, clarifying the application of the offsetting requirements of financial assets and financial liabilities. The amendments to IAS 32 must be applied retrospectively for annual periods beginning on or after January 1, 2014.
     The adoption of IFRS standards and amendments outlined above is not expected to have a significant impact on our financial statements.

In June 2011, the IASB amended IAS 19 – Employee Benefits, eliminating the corridor approach for recognizing actuarial gains and losses. Annual finance expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net DB asset or liability, replacing the finance charge and expected return on plan assets. Entities will also need to segregate changes in the DB obligation and in the fair value of plan assets into three components: service costs, net interest on the net DB liabilities (assets) and remeasurements of the net DB liabilities (assets). The amendments also enhance disclosure about the risks arising from DB plans. The amendments to IAS 19 must be applied retrospectively (with certain exceptions) for annual periods beginning on or after January 1, 2013, with early adoption permitted.
     The amendments to IAS 19 are expected to result in an increase in net financing costs related to employee benefit plans.

NOTE 3 | SEGMENTED INFORMATION

The accounting policies used in our segment reporting are the same as those we describe in Note 2, Significant Accounting Policies. Our net earnings are reported in four segments: Bell  Wireline, Bell Wireless, Bell Media and Bell Aliant. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our segments as strategic business units organized by products and services. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the performance of each segment based on segment profit, which is equal to operating revenues less operating costs for the segment. We also allocate severance, acquisition and other costs and depreciation and amortization to the segments. Substantially all of our finance costs, expected return on pension plan assets and other income are managed on a total company basis and, accordingly, are not reflected in segment results. The inter-segment eliminations eliminate any intercompany transactions included in each segment’s results.
     Our operations and most of our assets are located in Canada. The Bell Wireline segment provides local telephone, long distance, Internet, data, video and other services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Satellite video services are provided nationwide. Also included in this segment is our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers.
     On January 1, 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, 2010 results for Bell Wireline and Bell Aliant reflect the change in ownership of xwave.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Bell Wireless segment provides wireless voice and data communication products and services to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     On April 1, 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is reported as a new segment, Bell Media, which also includes certain assets that we transferred to it from our wireline business. The Bell Media segment provides specialty TV, digital media, conventional TV and radio broadcasting entertainment services to customers across Canada.
     The Bell Aliant segment provides voice, data, Internet, video, wireless and value-added business solutions to residential and business customers in the Atlantic provinces and in rural and regional areas of Ontario and Québec.

SEGMENTED INFORMATION

	NOTE	BELL WIRELINE	BELL WIRELESS	BELL MEDIA	INTER- SEGMENT ELIMINATIONS	BELL	BELL ALIANT	INTER- SEGMENT ELIMINATIONS	BCE

FOR THE YEAR ENDED DECEMBER 31, 2011
Operating revenues
External customers		10,308	5,191	1,455	–	16,954	2,543	–	19,497
Inter-segment		313	40	87	(261)	179	232	(411)	–
Total operating revenues		10,621	5,231	1,542	(261)	17,133	2,775	(411)	19,497
Operating costs	5	(6,466)	(3,408)	(1,208)	261	(10,821)	(1,458)	411	(11,868)
Segment profit(1)		4,155	1,823	334	–	6,312	1,317	–	7,629
Severance, acquisition and other costs	6	(189)	(13)	(165)	–	(367)	(42)	–	(409)
Depreciation and amortization		(2,195)	(433)	(81)	–	(2,709)	(552)	–	(3,261)
Finance costs
Interest expense									(842)
Interest on employee benefit obligations									(984)
Expected return on pension plan assets									1,032
Other income									129
Earnings before income taxes									3,294
Goodwill allocated by groups of CGUs	16	2,521	2,302	1,393	–	6,216	969	–	7,185
Indefinite-life intangible assets allocated by groups of CGUs	14	1,314	2,058	1,511	–	4,883	339	–	5,222
Capital expenditures		1,973	619	91	–	2,683	573	–	3,256

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs for the segment.

				INTER-			INTER-
		BELL	BELL	SEGMENT		BELL	SEGMENT
FOR THE YEAR ENDED DECEMBER 31, 2010	NOTE	WIRELINE	WIRELESS	ELIMINATIONS	BELL	ALIANT	ELIMINATIONS	BCE
Operating revenues
External customers		10,631	4,876	–	15,507	2,562	–	18,069
Inter-segment		317	30	(185)	162	246	(408)	–
Total operating revenues		10,948	4,906	(185)	15,669	2,808	(408)	18,069
Operating costs	5	(6,854)	(3,188)	185	(9,857)	(1,435)	408	(10,884)
Segment profit(1)		4,094	1,718	–	5,812	1,373	–	7,185
Severance, acquisition and other costs	6	(145)	(20)	–	(165)	(97)	–	(262)
Depreciation and amortization		(2,125)	(444)	–	(2,569)	(556)	–	(3,125)
Finance costs
Interest expense								(685)
Interest on employee benefit obligations								(992)
Interest on fund unit liability								(370)
Expected return on pension plan assets								898
Other income								173
Earnings before income taxes								2,822
Goodwill allocated by groups of CGUs	16	2,535	2,302	–	4,837	969	–	5,806
Indefinite-life intangible assets allocated by groups of CGUs	14	1,314	2,058	–	3,372	339	–	3,711
Capital expenditures		2,019	485	–	2,504	494	–	2,998

(1)	The chief operating decision maker uses only one measure of profit to make decisions and assess performance, being operating revenues less operating costs for the segment.

92    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REVENUES BY PRODUCT

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Revenues
Local and access	2,852	3,012
Long distance	903	923
Data	3,811	3,985
Wireless	4,769	4,469
Video	1,831	1,749
Media	1,455	–
Equipment and other	1,333	1,369
Total external revenues	16,954	15,507
Inter-segment revenues	179	162
Bell	17,133	15,669
Bell Aliant	2,775	2,808
Inter-segment eliminations	(411)	(408)
BCE	19,497	18,069

NOTE 4 | ACQUISITIONS

ACQUISITION OF CTV

On April 1, 2011, BCE acquired the remaining 85% of the CTV common shares that we did not already own. We acquired CTV because it allows us to better leverage content across multiple platforms.
     The purchase price allocation is complete and includes certain estimates. The following table summarizes the fair value of the consideration given and the fair value assigned to each major class of asset and liability.

TOTAL
Cash	713
Issuance of BCE Inc. common shares(1)	597
Purchase consideration	1,310
Fair value of previously held interest	221
Non-controlling interest(2)	215
Total cost to be allocated	1,746
Trade and other receivables	462
Prepaid expenses	52
Property, plant and equipment	454
Finite-life intangible assets	551
Indefinite-life intangible assets	1,511
Other non-current assets	35
Trade payables and other liabilities	(419)
Debt due within one year	(1,039)
Long-term debt	(762)
Deferred tax liabilities	(236)
Employee benefit obligations	(92)
Other non-current liabilities	(197)
320
Cash and cash equivalents	33
Fair value of net assets acquired	353
Goodwill(2)(3)	1,393

(1)	We issued 21,729,239 common shares with a fair value of $764 million based on the market price of BCE common shares on the acquisition date, of which $597 million was purchase consideration and $167 million was for the repayment of certain acquired debt.
(2)	Non-controlling interest in certain CTV subsidiaries was recorded at the fair value of the proportionate share of the corresponding net assets acquired. In the fourth quarter of 2011, we decreased the fair value attributed to non-controlling interest by $51 million, resulting in a corresponding decrease in goodwill.
(3)	Goodwill arises principally from the ability to leverage media content, the reputation of assembled workforce and future growth. Goodwill is not deductible for tax purposes.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The CRTC approved the acquisition and ordered BCE to spend $239 million over seven years to benefit the Canadian broadcasting system. The present value of this tangible benefits obligation, amounting to $164 million, net of $57 million assumed by CTV’s previous shareholders, was recorded as an acquisition cost in Severance, acquisition and other costs in 2011. Total acquisition costs relating to CTV, including the tangible benefits obligation, amounted to $160 million for the year ended December 31, 2011.
     The acquisition date fair value of our previously held 15% AFS equity interest in CTV immediately before the acquisition was $221 million, resulting in a gain on remeasurement of $89 million, which was reclassified from Accumulated other comprehensive income to Other income in 2011.
     Revenues of $1,507 million and net earnings of $165 million are included in the income statements in 2011 from the date of acquisition.
     BCE’s consolidated operating revenues and net earnings for the year ended December 31, 2011 would have been $19,952 million and $2,557 million, respectively, had the CTV acquisition occurred on January 1, 2011. These pro forma amounts reflect the elimination of intercompany transactions, financing related to the acquisition, the amortization of certain elements of the purchase price allocation and related tax adjustments.

MAPLE LEAF SPORTS & ENTERTAINMENT LTD. (MLSE) INVESTMENT

On December 9, 2011, BCE announced it had, in a joint ownership arrangement with Rogers Communications Inc. (Rogers), agreed to purchase a net 75% ownership position in MLSE from Ontario Teachers’ Pension Plan Board. MLSE is a sports and entertainment company that owns the Toronto Maple Leafs, the Toronto Raptors, the Toronto Marlies and Toronto FC. BCE’s cash commitment will total $525 million (or $398 million assuming the completion of a leveraged recapitalization of MLSE), representing a 28% indirect equity interest in MLSE, to be funded at closing. Through a co-investment arrangement with BCE, the BCE Master Trust Fund, an independent trust that holds and manages pension fund investments for the BCE group pension plans, will contribute $135 million toward the MLSE acquisition. BCE and the BCE Master Trust Fund will own an aggregate 37.5% interest in MLSE, equal to Rogers’ interest. The transaction is expected to close in mid-2012 following required regulatory and sports league approvals.

NOTE 5 | OPERATING COSTS

FOR THE YEAR ENDED DECEMBER 31	NOTE	2011	2010
Labour costs
Wages, salaries and related taxes and benefits		(4,037)	(3,672)
Pension current service costs	20	(241)	(200)
Other labour costs(1)		(911)	(888)
Less:
Capitalized labour		830	738
Total labour costs		(4,359)	(4,022)
Cost of revenues(2)		(5,631)	(5,015)
Other operating costs(3)		(1,878)	(1,847)
Total operating costs		(11,868)	(10,884)

(1)	Other labour costs include contractor and outsourcing costs.
(2)	Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)	Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

Included in operating costs is $229 million and $340 million of research and development expenses for 2011 and 2010, respectively.

94    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 | SEVERANCE, ACQUISITION AND OTHER COSTS

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Severance costs	(191)	(45)
Acquisition costs	(165)	(26)
Other costs	(53)	(191)
Total severance, acquisition and other costs	(409)	(262)

SEVERANCE COSTS

Severance costs consist of employee termination charges related to involuntary and voluntary workforce reduction initiatives.

ACQUISITION COSTS

Acquisition costs consist of transaction costs, such as legal and bankers’ fees, employee severance costs related to the purchase or sale of a business and the costs to integrate acquired companies into Bell’s operations, when the integration costs are significant.
     Acquisition costs for the year ended December 31, 2011 include $164 million relating to the CRTC tangible benefits obligation described in Note 4, Acquisitions, and a pension curtailment gain of $13 million recognized when certain employees were transferred to BCE from CTV.

OTHER COSTS

Other costs consist of real estate costs for relocating employees and closing real estate facilities that are no longer needed because of workforce reduction initiatives, as well as other costs.
     Other costs for the year ended December 31, 2011 include $18 million for real estate costs and $10 million relating to an administrative amount levied by the federal Competition Bureau.
     Other costs for the year ended December 31, 2010 include $120 million related to the CRTC’s decision to include interest and other amounts in our deferral account balance. We also recognized an impairment charge of $62 million relating to certain Bell Aliant customer relationships as a result of a reduction in their estimated useful lives from 25 years to 10 years. The charge was determined by comparing the carrying value of the Bell Aliant customer relationships to its fair value less costs to sell, based on the sum of expected future discounted cash flows using discount rates from 8.62% to 8.89%.

NOTE 7 | INTEREST EXPENSE

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Interest expense on long-term debt	(774)	(687)
Interest expense on other debt	(80)	(56)
Capitalized interest	12	58
Total interest expense	(842)	(685)

Included in interest expense on long-term debt is $144 million and $147 million of interest on finance leases for 2011 and 2010, respectively.
     Capitalized interest was calculated using an average rate of 5.70% and 7.45% for 2011 and 2010, respectively, which represents the weighted average interest rate on our outstanding long-term debt.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 | OTHER INCOME

FOR THE YEAR ENDED DECEMBER 31	NOTE	2011	2010
Gains on investments		89	135
Losses on disposal/retirement of software, plant and equipment		(45)	(41)
Impairment of assets		(33)	–
Fair value gain on fund unit liability	28	–	49
Premium on early redemption of debt	19	(4)	(11)
Net mark-to-market gain on economic hedges		75	14
Interest income		21	6
Equity income		24	8
Other		2	13
Other income		129	173

GAINS ON INVESTMENTS

A gain of $89 million was realized in 2011 on our previously held 15% equity interest in CTV at the acquisition date. As a result, we reclassified unrealized gains of $89 million from Accumulated other comprehensive income to Other income.
     Gains on investments of $135 million in 2010 resulted from gains of $125 million realized on the sale of certain of our publicly-traded investments, mainly SkyTerra Communications Inc., for proceeds of approximately $118 million. As a result, we reclassified unrealized gains of $125 million from Accumulated other comprehensive income to Other income. We used the average cost method to determine the gain.

IMPAIRMENT OF ASSETS

Impairment charges of $33 million in 2011 consist mainly of:

  a $17 million goodwill impairment of a CGU within Bell Wireline that will cease operations in 2012 an impairment charge of $14 million relating to our Calgary Westwinds campus that is under a finance lease, resulting from an arrangement to sublease the premises in their entirety. The charge was determined by comparing the carrying value of our leasehold interest to its fair value less costs to sell, based on the expected future discounted cash flows using a discount rate of 3.8% for the period of March 1, 2011 to November 1, 2028. The carrying value of our leasehold interest was $67 million prior to the impairment.

NOTE 9 | INCOME TAXES

The following table reconciles the amount of reported income taxes in the income statements with income taxes calculated at statutory income tax rates of 28.2% in 2011 and 30.6% in 2010. Our statutory income tax rate is the combined Canadian rates applicable in the jurisdictions in which we do business.

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Earnings before income taxes	3,294	2,822
Applicable tax rate	28.2%	30.6%
Income taxes computed at applicable statutory rates	(929)	(864)
Non-taxable portion of gains on investments	25	39
Resolution of uncertain tax positions	158	160
Non-deductible interest on fund unit liability	–	(113)
Non-taxable portion of Bell Aliant’s income	–	85
Change in estimate relating to prior periods	35	28
Other	(9)	33
Total income taxes	(720)	(632)
Average effective tax rate	21.9%	22.4%

The following tables show aggregate current and deferred taxes relating to items recognized outside the income statements.

AT DECEMBER 31		2011		2010
	OTHER		NON-	OTHER
	COMPREHENSIVE		CONTROLLING	COMPREHENSIVE
	INCOME	DEFICIT	INTEREST	INCOME	DEFICIT
Current taxes	267	1	–	131	1
Deferred taxes	(25)	6	4	260	2
Total income taxes	242	7	4	391	3

96    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the significant components of income taxes deducted from net earnings.

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Current taxes
Current taxes	(758)	(478)
Resolution of uncertain tax positions	158	160
Change in estimate relating to prior periods	63	10
Other	12	24
Deferred taxes
Deferred taxes relating to the origination and reversal of temporary differences	(79)	(360)
Change in estimate relating to prior periods	(28)	18
Recognition and utilization of loss carryforwards	(75)	(16)
Other	(13)	10
Total income taxes	(720)	(632)

The following table shows deferred taxes resulting from temporary differences between the carrying amounts of assets and liabilities recognized in the statements of financial position and their corresponding tax basis, as well as tax loss carryforwards.

				PROPERTY,
				PLANT AND
				EQUIPMENT
	NON-		INDEFINITE-	AND
	CAPITAL	EMPLOYEE	LIFE	FINITE-LIFE		PARTNERSHIP
	LOSS CARRY-	BENEFIT	INTANGIBLE	INTANGIBLE	INVESTMENT	INCOME
NET DEFERRED TAX LIABILITY	FORWARDS	PLANS	ASSETS	ASSETS	TAX CREDITS	DEFERRAL (1)	OTHER	TOTAL
January 1, 2010	225	777	(754)	(272)	(175)	(118)	312	(5)
Income statement	(16)	(199)	(54)	(12)	38	14	(119)	(348)
Other comprehensive income	–	258	–	–	–	–	2	260
Deficit	–	–	–	–	–	–	2	2
Other	10	–	–	–	–	–	56	66
December 31, 2010	219	836	(808)	(284)	(137)	(104)	253	(25)
Income statement	(75)	(55)	(43)	(98)	31	7	38	(195)
Other comprehensive income	–	(14)	–	–	–	–	(11)	(25)
Deficit	–	–	–	–	–	–	6	6
Acquisition of CTV	90	23	(361)	(51)	–	–	63	(236)
Non-controlling interest	–	–	–	–	–	–	4	4
Other	–	–	–	–	–	–	(81)	(81)
December 31, 2011	234	790	(1,212)	(433)	(106)	(97)	272	(552)

(1)	The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from their partnership year ends. This results in a deferral of partnership income for tax purposes.

The deferred tax asset of $329 million in 2011 and $501 million in 2010 includes $255 million and $480 million, respectively, expected to be recovered in more than one year. The deferred tax liability of $881 million in 2011 and $526 million in 2010 includes $886 million and $438 million, respectively, expected to be reversed in more than one year.
     At December 31, 2011, BCE had $965 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $234 million, of which $116 million related to Bell Aliant, for approximately $870 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2026 to 2031.

  did not recognize a deferred tax asset for approximately $95 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2016 to 2030.

At December 31, 2011, BCE had $1,278 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

At December 31, 2010, BCE had $840 million of non-capital loss carryforwards. We:

  recognized a deferred tax asset of $219 million, of which $200 million related to Bell Aliant, for approximately $743 million of the non-capital loss carryforwards. These non-capital loss carryforwards expire in varying annual amounts from 2020 to 2030.

  did not recognize a deferred tax asset for approximately $97 million of non-capital loss carryforwards. This balance expires in varying annual amounts from 2021 to 2030.

At December 31, 2010, BCE had $1,308 million of unrecognized capital loss carryforwards which can be carried forward indefinitely.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 | EARNINGS PER SHARE

The following table shows the components used in the calculation of basic and diluted earnings per common share for earnings attributable to common shareholders.

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Net earnings attributable to common shareholders – basic	2,221	2,083
Dividends declared per common share (in dollars)	2.0450	1.7850
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	771.4	759.0
Assumed exercise of stock options(1)	0.4	0.5
Weighted average number of common shares outstanding – diluted	771.8	759.5

(1)	The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options which are options that will not be exercised because their exercise price is higher than the average market value of a BCE common share. The number of excluded options was 17,070 in 2011 and 3,368,508 in 2010.

NOTE 11 | TRADE AND OTHER RECEIVABLES

	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010
Trade receivables(1)	3,069	2,620	2,549
Allowance for doubtful accounts	(105)	(95)	(105)
Allowance for revenue adjustments	(74)	(89)	(83)
Investment tax credits	176	306	300
Other accounts receivable	53	143	118
Total trade and other receivables	3,119	2,885	2,779

(1)	The details of securitized trade receivables are set out in Note 18, Debt Due Within One Year.

NOTE 12 | INVENTORY

	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010
Inventory
Work in progress	64	57	51
Finished goods	391	408	433
Provision	(28)	(34)	(42)
Total inventory	427	431	442

The total amount of inventories recognized as an expense in cost of revenues was $2,380 million in 2011 and $2,389 million in 2010.

98    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 | PROPERTY, PLANT AND EQUIPMENT

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
YEAR ENDED DECEMBER 31, 2011	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)
COST
January 1, 2011	47,709	3,851	870	52,430
Additions	1,734	72	1,493	3,299
Acquisition through business combinations	170	251	33	454
Transfers	1,024	(21)	(1,232)	(229)
Retirements and disposals	(396)	(19)	–	(415)
December 31, 2011	50,241	4,134	1,164	55,539
ACCUMULATED DEPRECIATION
January 1, 2011	32,873	1,782	–	34,655
Depreciation for the year	2,400	138	–	2,538
Retirements and disposals	(342)	(18)	–	(360)
Other	(80)	1	–	(79)
December 31, 2011	34,851	1,903	–	36,754
NET CARRYING AMOUNT
At January 1, 2011	14,836	2,069	870	17,775
At December 31, 2011	15,390	2,231	1,164	18,785

(1)	Includes assets under finance leases.

	NETWORK
	INFRASTRUCTURE	LAND AND	ASSETS UNDER
YEAR ENDED DECEMBER 31, 2010	AND EQUIPMENT	BUILDINGS	CONSTRUCTION	TOTAL (1)
COST
January 1, 2010	45,567	3,681	888	50,136
Additions	1,637	157	1,106	2,900
Acquisition through business combinations	42	–	–	42
Transfers	995	37	(1,124)	(92)
Retirements and disposals	(532)	(24)	–	(556)
December 31, 2010	47,709	3,851	870	52,430
ACCUMULATED DEPRECIATION
January 1, 2010	31,118	1,671	–	32,789
Depreciation for the year	2,258	130	–	2,388
Retirements and disposals	(488)	(23)	–	(511)
Other	(15)	4	–	(11)
December 31, 2010	32,873	1,782	–	34,655
NET CARRYING AMOUNT
At January 1, 2010	14,449	2,010	888	17,347
At December 31, 2010	14,836	2,069	870	17,775

(1)	Includes assets under finance leases.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FINANCE LEASES

BCE’s significant finance leases are for office premises and satellites. The office and campus leases have a typical lease term of 15 years. The leases for satellites, used to provide programming to our Bell TV customers, have lease terms ranging from 12 to 15 years. The satellite leases are non-cancellable.
     The following table shows additions to and the net carrying amount of assets under finance leases.

	ADDITIONS		NET CARRYING AMOUNT
AT DECEMBER 31	2011	2010	2011	2010
Network infrastructure and equipment	263	187	913	889
Land and buildings	5	79	634	725
Total	268	266	1,547	1,614

The following table provides a reconciliation of our minimum lease payments to their present value for our finance lease obligations.

AT DECEMBER 31, 2011	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Minimum future lease payments	417	381	239	186	174	1,468	2,865
Less:
Future finance costs	(124)	(111)	(100)	(91)	(84)	(396)	(906)
Present value of future lease payments	293	270	139	95	90	1,072	1,959

NOTE 14 | INTANGIBLE ASSETS

			FINITE-LIFE			INDEFINITE-LIFE
		CUSTOMER		PROGRAM			SPECTRUM			TOTAL
YEAR ENDED		RELATION-		AND FEATURE			AND OTHER	BROADCAST		INTANGIBLE
DECEMBER 31, 2011	SOFTWARE	SHIPS	OTHER	FILM	TOTAL	BRAND	LICENCES	LICENCES	TOTAL	ASSETS
COST
January 1, 2011	5,210	846	218	–	6,274	2,024	1,687	–	3,711	9,985
Additions	244	–	–	330	574	–	–	–	–	574
Acquisition through business combinations	70	–	65	416	551	218	–	1,293	1,511	2,062
Transfers	336	3	(5)	–	334	–	–	–	–	334
Retirements and disposals	(72)	(2)	–	–	(74)	–	–	–	–	(74)
Amortization included in operating costs	–	–	–	(382)	(382)	–	–	–	–	(382)
December 31, 2011	5,788	847	278	364	7,277	2,242	1,687	1,293	5,222	12,499
ACCUMULATED AMORTIZATION
January 1, 2011	3,505	224	55	–	3,784	–	–	–	–	3,784
Amortization for the year	656	50	17	–	723	–	–	–	–	723
Retirements and disposals	(70)	(2)	–	–	(72)	–	–	–	–	(72)
Other	49	2	–	–	51	–	–	–	–	51
December 31, 2011	4,140	274	72	–	4,486	–	–	–	–	4,486
NET CARRYING AMOUNT
January 1, 2011	1,705	622	163	–	2,490	2,024	1,687	–	3,711	6,201
December 31, 2011	1,648	573	206	364	2,791	2,242	1,687	1,293	5,222	8,013

100    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

		FINITE-LIFE			INDEFINITE-LIFE
		CUSTOMER				SPECTRUM		TOTAL
YEAR ENDED		RELATION-				AND OTHER		INTANGIBLE
DECEMBER 31, 2010	SOFTWARE	SHIPS	OTHER	TOTAL	BRAND	LICENCES	TOTAL	ASSETS
COST
January 1, 2010	4,758	924	218	5,900	2,024	1,631	3,655	9,555
Additions	366	–	–	366	–	56	56	422
Acquisition through business combinations	–	14	–	14	–	–	–	14
Transfers	203	(1)	–	202	–	–	–	202
Retirements and disposals	(117)	(4)	–	(121)	–	–	–	(121)
Impairment losses recognized in earnings	–	(87)	–	(87)	–	–	–	(87)
December 31, 2010	5,210	846	218	6,274	2,024	1,687	3,711	9,985
ACCUMULATED AMORTIZATION
January 1, 2010	2,959	204	45	3,208	–	–	–	3,208
Amortization for the year	678	49	10	737	–	–	–	737
Retirements and disposals	(114)	(4)	–	(118)	–	–	–	(118)
Impairment losses recognized in earnings	–	(25)	–	(25)	–	–	–	(25)
Other	(18)	–	–	(18)	–	–	–	(18)
December 31, 2010	3,505	224	55	3,784	–	–	–	3,784
NET CARRYING AMOUNT
January 1, 2010	1,799	720	173	2,692	2,024	1,631	3,655	6,347
December 31, 2010	1,705	622	163	2,490	2,024	1,687	3,711	6,201

NOTE 15 | OTHER NON-CURRENT ASSETS

		DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	NOTE	2011	2010	2010
Employee benefit plans assets	20	31	33	–
AFS publicly-traded and privately-held securities	22	41	272	392
Long-term notes and other receivables		49	51	102
Long-term asset held for sale	8	57	–	–
Derivative assets	22	203	87	40
Other		248	209	321
Total other non-current assets		629	652	855

NOTE 16 | GOODWILL

The following tables provide details about the changes in the carrying amounts of goodwill for the years ended December 31, 2011 and 2010.

	NOTE	BELL WIRELINE	BELL WIRELESS	BELL MEDIA	BELL ALIANT	CONSOLIDATED
Balance at January 1, 2011		2,535	2,302	–	969	5,806
Acquisitions and other		3	–	1,393	–	1,396
Impairment	8	(17)	–	–	–	(17)
Balance at December 31, 2011		2,521	2,302	1,393	969	7,185

	BELL WIRELINE	BELL WIRELESS	BELL ALIANT	CONSOLIDATED
Balance at January 1, 2010	2,504	2,301	969	5,774
Acquisitions and other	31	1	–	32
Balance at December 31, 2010	2,535	2,302	969	5,806

BCE INC. | 2011 | ANNUAL REPORT    101

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 | TRADE PAYABLES AND OTHER LIABILITIES

		DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	NOTE	2011	2010	2010
Trade payables and accruals		2,094	1,860	1,637
Compensation payable		578	537	499
Deferred revenues		685	661	615
Taxes payable		106	90	113
Severance and other costs payable		115	61	178
CRTC deferral account obligation	22	63	296	152
CRTC tangible benefits obligation	4, 22	62	–	–
Other current liabilities		353	343	438
Total trade payables and other liabilities		4,056	3,848	3,632

NOTE 18 | DEBT DUE WITHIN ONE YEAR

		WEIGHTED AVERAGE	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	NOTE	INTEREST RATE	2011	2010	2010
Bank advances			–	82	42
Notes payable		2.09%	321	209	–
Total bank advances and notes payable			321	291	42
Loan secured by trade receivables		1.84%	950	1,268	1,305
Long-term debt due within one year(1)
Bell Canada		5.96%	808	586	529
Bell Aliant		5.27%	32	428	19
			840	1,014	548
Net unamortized premium/discount			2	3	5
Unamortized debt issuance costs			(7)	(6)	(6)
Total long-term debt due within one year	19		835	1,011	547
Total debt due within one year			2,106	2,570	1,894

(1)	Included in long-term debt due within one year is the current portion of finance leases of $293 million at December 31, 2011, $330 million at December 31, 2010 and $191 million at January 1, 2010.

RESTRICTIONS

Some of the credit agreements:

  require us to meet specific financial ratios

  require us to offer to repay and cancel the credit agreement upon a change of control of BCE or Bell Canada.

We are in compliance with all conditions and restrictions.

SECURITIZED TRADE RECEIVABLES

The Bell Canada and Bell Aliant securitized trade receivables are recorded as floating rate revolving loans secured by certain trade receivables and expire on May 13, 2014 and November 30, 2016, respectively.

The following table provides further details on the securitized trade receivables.

		BELL CANADA			BELL ALIANT
	DECEMBER 31,	DECEMBER 31,	JANUARY 1,	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010	2011	2010	2010
Average interest rate	1.88%	1.72%	2.13%	1.58%	1.00%	1.53%
Pledged trade receivables	2,125	1,855	1,892	187	154	208

Bell Canada and Bell Aliant continue to service these trade receivables. The buyers’ interest in the collection of these trade receivables ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amounts securitized. Bell Canada and Bell Aliant have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant trade receivables until the securitized trade receivables agreements expire. The buyers and their investors have no further claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.

102    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CREDIT FACILITIES

Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the net available amount of their committed revolving bank credit facilities. The total amount of these committed revolving bank credit facilities may be drawn at any time.
     The table below is a summary of our total bank credit facilities at December 31, 2011.

			COMMERCIAL
	TOTAL	LETTERS	PAPER	NET
	AVAILABLE	OF CREDIT	OUTSTANDING	AVAILABLE
Committed credit facilities
Bell Canada(1)
Revolving facility supporting commercial paper program	2,000	275	120	1,605
Other	53	6	–	47
Bell Aliant(1)
Revolving facility supporting commercial paper program	750	175	201	374
Other	126	126	–	–
Total committed credit facilities	2,929	582	321	2,026
Non-committed credit facilities
Bell Canada	288	122	–	166
Bell Aliant	18	1	–	17
Total non-committed credit facilities	306	123	–	183
Total committed and non-committed credit facilities	3,235	705	321	2,209

(1)

Bell Canada’s $2,000 million supporting committed revolving bank credit facility expires in November 2016 and Bell Aliant’s $750 million supporting committed revolving bank credit facility expires in June 2015.

NOTE 19 | LONG-TERM DEBT

		WEIGHTED
		AVERAGE		DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	NOTE	INTEREST RATE	MATURITY	2011	2010	2010
Bell Canada
Debentures
1997 trust indenture		5.08%	2012–2035	6,850	5,100	4,100
1976 trust indenture		9.59%	2014–2054	1,250	1,250	1,584
Subordinated debentures		8.21%	2026–2031	275	275	275
Finance leases		7.12%	2012–2047	1,898	1,976	1,929
Other				266	185	157
Total – Bell Canada				10,539	8,786	8,045
CTV Specialty Television Inc.
Notes		6.08%	2014	300	–	–
Finance leases				6	–	–
Total – CTV Specialty Television Inc.				306	–	–
Bell Aliant
Debentures, notes and bonds		5.40%	2012–2037	2,636	2,743	2,740
Finance leases and other				55	53	45
Total – Bell Aliant				2,691	2,796	2,785
Total debt				13,536	11,582	10,830
Net unamortized premium/discount				63	52	57
Unamortized debt issuance costs				(43)	(42)	(41)
Less: Amount due within one year	18			(835)	(1,011)	(547)
Total long-term debt				12,721	10,581	10,299

RESTRICTIONS

Some of the debt agreements:

  require us to meet specific financial ratios

  impose covenants, maintenance tests and new issue tests

  require us to make an offer to repurchase certain series of debentures upon the occurrence of a change of control event as defined in the relevant debt agreements.

We are in compliance with all conditions and restrictions.

BELL CANADA

All outstanding debentures are issued under trust indentures and are unsecured. All debentures are issued in series and certain series are redeemable at Bell Canada’s option prior to maturity at the prices, times and conditions specified in each series.
     On December 15, 2011, Bell Canada repaid upon maturity its 6.90% Series M-12 debentures under its 1997 trust indenture, with an outstanding principal amount of $250 million.

BCE INC. | 2011 | ANNUAL REPORT    103

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     On May 19, 2011, Bell Canada issued 3.65% Series M-23 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2016, and 4.95% Series M-24 debentures under its 1997 trust indenture, with a principal amount of $500 million, which mature on May 19, 2021.
     On March 16, 2011, Bell Canada issued 4.40% Series M-22 debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on March 16, 2018.
     On December  2, 2010, Bell Canada issued 3.60% Series M-21 debentures under its 1997 trust indenture, with a principal amount of $1 billion, which mature on December 2, 2015.

CTV SPECIALTY TELEVISION INC.

The CTV Specialty Television Inc. (CTV Specialty) notes and revolving credit facility are secured by all present and future assets of CTV Specialty and its wholly-owned subsidiaries. At December 31, 2011, the carrying value of CTV Specialty assets exceeded the amounts owing.

BELL ALIANT

All outstanding debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec, Limited Partnership’s debentures of $100 million, which are secured by a mortgage on a property located in the province of Québec. At December 31, 2011, the carrying value of this property exceeded the amounts owing. All debentures, notes and bonds are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.
     On April  26, 2011, Bell Aliant issued 4.88% medium-term notes, with a principal amount of $300 million, which mature on April 26, 2018. Net proceeds were used to partially redeem early its 4.72% medium-term notes with a principal amount of $300 million. The remaining outstanding principal amount of $105 million was redeemed on September 26, 2011. We incurred a $4 million charge for the premium cost of early redemption which is included in Other income.
     On September 13, 2010, Bell Aliant issued $350 million principal amount of 4.37% medium-term notes which mature September 13, 2017. Net proceeds were used to partially redeem early its 4.72% medium-term notes with a $345 million principal amount, which were due on September 26, 2011, out of a total outstanding principal amount of $750 million. We incurred an $11 million charge for the premium cost of early redemption which is included in Other income.

FUND UNIT LIABILITY

On January 1, 2011, when Bell Aliant changed from an income fund structure to a corporate structure, the Bell Aliant trust units (fund units) were exchanged one-for-one into common shares. The previous redemption feature attached to the fund units did not transfer to the common shares. As a result, the fund unit liability decreased by $3,060 million, non-controlling interest increased by $331 million, accumulated other comprehensive income increased by $13 million and the deficit decreased by $2,716 million. Prior to the conversion, the fund units were marked to market each reporting period.

NOTE 20 | EMPLOYEE BENEFIT PLANS

EMPLOYEE BENEFIT PLANS COST

We provide pension and other post-employment benefits for most of our employees. These include DB pension, DC pension, post-employment and long-term disability benefits. The cost of these plans, including financing, is tabled below.

FOR THE YEAR ENDED DECEMBER 31	2011	2010
DB pension plans cost	(89)	(193)
DC pension plans cost	(61)	(47)
Post-employment benefits cost	(77)	(79)
Long-term disability cost	(11)	(12)
Less:
Capitalized benefit plans cost	45	37
Net employee benefit plans cost	(193)	(294)

COMPONENTS OF DB PLANS COST

	DB PENSION		POST-EMPLOYMENT		LONG-TERM
	PLANS COST		BENEFITS COST		DISABILITY COST		TOTAL
FOR THE YEAR ENDED DECEMBER 31	2011	2010	2011	2010	2011	2010	2011	2010
Current service cost(1)	(220)	(184)	(5)	(6)	–	–	(225)	(190)
Interest on obligations	(887)	(894)	(86)	(86)	(11)	(12)	(984)	(992)
Expected return on plan assets	1,018	885	14	13	–	–	1,032	898
Employee benefit plans cost	(89)	(193)	(77)	(79)	(11)	(12)	(177)	(284)

(1)	Current service cost is included in operating costs in the income statements.

104    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The statements of comprehensive income includes the following amounts, before income taxes.

	2011	2010
Cumulative losses recognized directly in equity, January 1	(1,358)	–
Actuarial losses in other comprehensive income(1)	(962)	(1,432)
Decrease in the effect of the asset limit	23	74
Cumulative losses recognized directly in equity, December 31	(2,297)	(1,358)

(1)	The cumulative actuarial losses recognized in the statements of comprehensive income is $2,394 million.

COMPONENTS OF DB ACCRUED BENEFIT ASSET (LIABILITY)

The following table shows the change in accrued benefit obligation and fair value of plan assets.

			POST-EMPLOYMENT		LONG-TERM
	PENSION BENEFITS		BENEFITS		DISABILITY BENEFITS		TOTAL
	2011	2010	2011	2010	2011	2010	2011	2010
Accrued benefit obligation, beginning of the year	(16,298)	(14,391)	(1,608)	(1,394)	(215)	(203)	(18,121)	(15,988)
Current service cost	(220)	(184)	(5)	(6)	–	–	(225)	(190)
Interest on obligations	(887)	(894)	(86)	(86)	(11)	(12)	(984)	(992)
Actuarial losses(1)	(647)	(1,770)	(9)	(198)	(48)	(24)	(704)	(1,992)
Curtailment gain	13	–	–	–	–	–	13	–
Business combinations	(420)	–	(1)	–	–	–	(421)	–
Benefit payments	992	947	77	76	27	24	1,096	1,047
Employee contributions	(8)	(6)	–	–	–	–	(8)	(6)
Other	3	–	(6)	–	–	–	(3)	–
Accrued benefit obligation, end of the year	(17,472)	(16,298)	(1,638)	(1,608)	(247)	(215)	(19,357)	(18,121)
Fair value of plan assets, beginning of the year	14,835	13,069	209	191	–	–	15,044	13,260
Expected return on plan assets(2)	1,018	885	14	13	–	–	1,032	898
Actuarial (losses) gains	(244)	553	(14)	7	–	–	(258)	560
Business combinations	329	–	–	–	–	–	329	–
Benefit payments	(992)	(947)	(77)	(76)	(27)	(24)	(1,096)	(1,047)
Employer contributions	1,435	1,271	75	74	27	24	1,537	1,369
Employee contributions	8	6	–	–	–	–	8	6
Transfers to DC pension plans	(5)	(2)	–	–	–	–	(5)	(2)
Fair value of plan assets, end of the year	16,384	14,835	207	209	–	–	16,591	15,044
Plan deficit	(1,088)	(1,463)	(1,431)	(1,399)	(247)	(215)	(2,766)	(3,077)
Effect of asset limit	(169)	(192)	–	–	–	–	(169)	(192)
Accrued benefit liability, end of the year	(1,257)	(1,655)	(1,431)	(1,399)	(247)	(215)	(2,935)	(3,269)
Employee benefit asset included in other non-current assets	31	33	–	–	–	–	31	33
Employee benefit obligation	(1,288)	(1,688)	(1,431)	(1,399)	(247)	(215)	(2,966)	(3,302)

(1)	The actuarial losses include experience gains of $48 million in 2011 and experience losses of $81 million in 2010.
(2)	The actual return on plan assets was $774 million in 2011 and $1,458 million in 2010.

FUNDED STATUS OF DB PENSION PLANS

The following table shows the funded status of our accrued benefit obligation.

	FUNDED		PARTIALLY FUNDED(1)		UNFUNDED(2)
FOR THE YEAR ENDED DECEMBER 31	2011	2010	2011	2010	2011	2010
Present value of accrued benefit obligation	(17,005)	(15,846)	(1,735)	(1,697)	(617)	(578)
Fair value of plan assets	16,360	14,815	231	229	–	–
Plan deficit	(645)	(1,031)	(1,504)	(1,468)	(617)	(578)

(1)

The partially funded plans consist of supplementary executive retirement plans (SERPs) for eligible employees and post-employment benefits. The company partially funds the SERPs, through letters of credit and a retirement compensation arrangement account with Canada Revenue Agency. Certain paid-up life insurance benefits are funded through life insurance contracts.

(2)	Our unfunded plans consist of other post-employment benefit plans and long-term disability plans which are pay-as-you-go.

BCE INC. | 2011 | ANNUAL REPORT    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

			POST-EMPLOYMENT		LONG-TERM
	PENSION BENEFITS		BENEFITS		DISABILITY COSTS
	2011	2010	2011	2010	2011	2010
At December 31
Accrued benefit obligation
Discount rate	5.1%	5.5%	5.1%	5.5%	5.1%	5.5%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
For the year ended December 31
Net benefit plans cost
Discount rate	5.5%	6.4%	5.5%	6.4%	5.5%	6.4%
Expected return on plan assets	7.0%	7.0%	7.0%	7.0%	7.0%	7.0%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

We assumed the following trend rates in healthcare costs:

  an annual increase of 4.5% in the cost per person of covered healthcare benefits for 2011 and the foreseeable future an annual increase of 5.0% for retirees under age 65 and 4.5% for retirees over age 65 in the cost of medication for 2011 and the foreseeable future.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans. The following table, for example, shows the effect of a 1% change in the assumed trend rates in healthcare costs.

	1% INCREASE	1% DECREASE
Effect on other benefits – total service and interest cost	7	(6)
Effect on other benefits – accrued benefit obligation	147	(127)

DISCOUNT RATE

We determine the appropriate discount rate at the end of each year. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net employee benefit plans cost for 2012 and the employee benefit obligation at December 31, 2012.

	IMPACT ON	IMPACT ON
	NET EMPLOYEE	EMPLOYEE BENEFIT
	BENEFIT PLANS	OBLIGATION AT
	COST FOR 2012	DECEMBER 31, 2012
	INCREASE/(DECREASE)	INCREASE/(DECREASE)
Discount rate increased to 5.6%
Bell Wireline	3	(940)
Bell Wireless	(1)	(18)
Bell Media	–	(29)
Bell Aliant	(1)	(233)
Total	1	(1,220)
Discount rate decreased to 4.6%
Bell Wireline	(8)	998
Bell Wireless	1	19
Bell Media	–	31
Bell Aliant	(1)	247
Total	(8)	1,295

EXPECTED LONG-TERM RATE OF RETURN

We determine the appropriate expected long-term rate of return at the end of each year. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on pension plan assets on the net employee benefit plans cost for 2012 and the employee benefit obligation at December 31, 2012.

	IMPACT ON	IMPACT ON
	NET EMPLOYEE	EMPLOYEE BENEFIT
	BENEFIT PLANS	OBLIGATION AT
	COST FOR 2012	DECEMBER 31, 2012
	INCREASE/(DECREASE)	INCREASE/(DECREASE)
Expected rate of return increased to 7.5%
Bell Wireline	(62)	(62)
Bell Wireless	(1)	(1)
Bell Media	(2)	(2)
Bell Aliant	(16)	(16)
Total	(81)	(81)
Expected rate of return decreased to 6.5%
Bell Wireline	62	62
Bell Wireless	1	1
Bell Media	2	2
Bell Aliant	16	16
Total	81	81

PENSION PLAN ASSETS

The investment strategy for the major pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets.

106    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table shows the allocation of our pension plan assets at December 31, 2011 and 2010, target allocations for 2011 and the expected long-term rate of return by asset class.

				WEIGHTED
		PERCENTAGE OF		AVERAGE EXPECTED
	WEIGHTED AVERAGE	TOTAL PLAN ASSETS FAIR VALUE		LONG-TERM RATE
	TARGET ALLOCATION	AT DECEMBER 31		OF RETURN
ASSET CATEGORY	2011	2011	2010	2011
Equity securities	35% – 55%	40%	45%	9.5%
Debt securities	45% – 65%	60%	55%	4.5%
Total/average		100%	100%	7.0%

Equity securities included approximately $9 million of BCE common shares and Bell Aliant common shares, or 0.05% of total plan assets, at December 31, 2011 and approximately $19 million of BCE common shares and Bell Aliant units, or 0.1% of total plan assets, at December 31, 2010.
     Debt securities included approximately $19 million of Bell Canada debentures or 0.12% of total plan assets, at December 31, 2011 and approximately $6 million of Bell Canada debentures, or 0.04% of total plan assets, at December 31, 2010.

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS		OTHER BENEFITS
FOR THE YEAR ENDED DECEMBER 31	2011	2010	2011	2010
Bell Canada	(1,055)	(1,168)	(93)	(90)
Bell Media	(30)	–	–	–
Bell Aliant	(406)	(147)	(9)	(8)
Total	(1,491)	(1,315)	(102)	(98)
Comprised of:
Contributions to DB plans(1)	(1,435)	(1,271)	(102)	(98)
Contributions to DC plans	(56)	(44)	–	–

(1)	Includes voluntary contributions of $1,065 million in 2011 and $750 million in 2010.

We expect to contribute approximately $265 million to our DB pension plans in 2012, subject to actuarial valuations being completed. We expect to pay approximately $110 million to beneficiaries under other employee benefit plans and to contribute approximately $70 million to the DC pension plans in 2012.

NOTE 21 | OTHER NON-CURRENT LIABILITIES

		DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	NOTE	2011	2010	2010
CRTC deferral account obligation	22	304	295	382
Deferred revenue on long-term contracts		129	127	115
Future tax liabilities		326	537	726
CRTC tangible benefits obligation	4, 22	174	–	–
Other		408	343	508
Total other non-current liabilities		1,341	1,302	1,731

BCE INC. | 2011 | ANNUAL REPORT    107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 | FINANCIAL AND CAPITAL MANAGEMENT

FINANCIAL MANAGEMENT

Management’s objectives are to protect BCE and its subsidiaries on a consolidated basis against material economic exposures and variability of results against various financial risks that include credit risk, liquidity risk, interest rate risk, foreign currency risk and equity price risk.

DERIVATIVES

We use derivative instruments to manage our exposure to foreign currency risk, interest rate risk and changes in the price of BCE common shares under our share-based payment plans. We do not use derivative instruments for speculative purposes, as such we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2011, December 31, 2010 and January 1, 2010:

  cross-currency swaps and foreign currency forward contracts that hedge foreign currency risk on a portion of our long-term debt foreign currency forward contracts that manage the foreign currency risk of certain purchase commitments interest rate swaps that hedge interest rate risk on a portion of our long-term debt forward contracts on BCE common shares that mitigate the cash flow exposure related to share-based payment plans.

For fair value hedges, the gains recognized on the hedging instruments were $36 million and $5 million in 2011 and 2010, respectively, and the losses recognized on the positions hedged were $42 million and $9 million in 2011 and 2010, respectively.

CREDIT RISK

We are exposed to credit risk from operating activities and certain financing activities, the maximum exposure of which is represented by the carrying amounts reported on the statements of financial position.
     We are exposed to credit risk if counterparties to our trade receivables and derivative instruments are unable to meet their obligations. The concentration of credit risk from our customers is minimized because we have a large and diverse customer base. We regularly monitor our credit risk and credit exposure. There was minimal credit risk relating to derivative instruments at December 31, 2011, December 31, 2010 and January 1, 2010. We deal with institutions that have strong credit ratings and as such we expect that they will be able to meet their obligations.
     The following table provides the change in allowance for doubtful accounts for trade receivables.

AT DECEMBER 31	2011	2010
Balance, beginning of the year	(95)	(105)
Additions	(105)	(20)
Use	100	30
Acquisition through business combinations	(5)	–
Balance, end of the year	(105)	(95)

For many of our customers, trade receivables are written off directly to bad debt expense if the account has not been collected after a predetermined period of time.

The following table provides further details on trade receivables not provisioned.

	DECEMBER 31,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010
Trade receivables not past due	2,170	1,945	1,890
Trade receivables past due and not provisioned
Under 60 days	361	284	216
60 to 120 days	390	196	209
Over 120 days	43	100	129
Trade receivables, net of allowance for doubtful accounts	2,964	2,525	2,444

108    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

LIQUIDITY RISK

We generate enough cash from our operating activities to fund our operations and fulfill our obligations as they become due. We have sufficient committed bank facilities in place should our cash requirements exceed cash generated from our operations.
     Financial liabilities that are due within one year have been classified as current in the statements of financial position.

The following table is a maturity analysis for recognized financial liabilities with maturities that are greater than one year at December 31, 2011 for each of the next five years and thereafter.

AT DECEMBER 31, 2011	NOTE	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Long-term debt		547	89	1,870	1,375	1,217	6,479	11,577
Notes payable and bank advances		321	–	–	–	–	–	321
Minimum future lease payments under finance leases	13	417	381	239	186	174	1,468	2,865
Loan secured by trade receivables		950	–	–	–	–	–	950
Interest payable on long-term debt, notes payable and bank advances		666	622	562	498	438	4,961	7,747
Net interest receipts on derivatives		(23)	(22)	(26)	(22)	(19)	(9)	(121)
Total		2,878	1,070	2,645	2,037	1,810	12,899	23,339

MARKET RISK

Currency Exposures

We use cross-currency swaps and foreign currency forward contracts to hedge debt that is denominated in foreign currencies. We also use foreign currency forward contracts to manage foreign currency risk related to anticipated transactions, including certain purchase commitments.
     At December 31, 2011, the amounts to be received under foreign currency forward contracts were US$1,323 million (2010 – US$1,280 million) and the amounts to be paid were $1,329 million (2010 – $1,333 million).
     The effect on net earnings of a 10% increase or decrease in the Canadian/US dollar exchange rate was not significant at December 31, 2011, with all other variables held constant. The effect on other comprehensive income of a 10% change in the Canadian/US dollar exchange rate on the value of our foreign currency forward contracts was $80 million at December 31, 2011, with all other variables held constant.

The following table provides further details on our outstanding cross-currency swaps and foreign currency forward contracts as at December 31, 2011, December 31, 2010 and January 1, 2010.

			AMOUNTS		AMOUNTS
	TYPE OF	BUY	TO RECEIVE	SELL	TO PAY
	HEDGE	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM
At December 31, 2011	Cash flow	USD	659	CAD	668	2012	Purchase commitments
	Cash flow	USD	380	CAD	373	2013	Purchase commitments
	Cash flow	USD	70	CAD	70	2014-2017	Purchase commitments
	Economic	USD	200	CAD	194	2012	Purchase commitments
	Economic	USD	14	CAD	24	2013	Long-term debt
			1,323		1,329
At December 31, 2010	Cash flow	USD	43	CAD	60	2011	Debt due within one year
	Cash flow	USD	14	CAD	24	2013	Long-term debt
	Cash flow	USD	603	CAD	617	2011	Purchase commitments
	Cash flow	USD	485	CAD	496	2012	Purchase commitments
	Economic	USD	135	CAD	136	2011	Purchase commitments
			1,280		1,333
At January 1, 2010	Fair value	USD	200	CAD	269	2010	Debt due within one year
	Cash flow	USD	10	CAD	14	2010	Debt due within one year
	Cash flow	USD	43	CAD	60	2011	Long-term debt
	Cash flow	USD	14	CAD	24	2013	Long-term debt
	Cash flow	USD	575	CAD	647	2010	Purchase commitments
	Economic	USD	125	CAD	132	2010	Purchase commitments
			967		1,146

BCE INC. | 2011 | ANNUAL REPORT    109

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Interest Rate Exposures

We use interest rate swaps to manage the mix of fixed and floating interest rates of our debt. The effect on net earnings and other comprehensive income of a 100 basis point increase or decrease in interest rates was $11 million at December 31, 2011, with all other variables held constant. The following table shows interest rate swaps outstanding at December 31, 2011, December 31, 2010 and January 1, 2010.

			RECEIVE
	TYPE OF	NOTIONAL	INTEREST	PAY
	HEDGE	AMOUNT	RATE	INTEREST RATE	MATURITY	HEDGED ITEM
At December 31, 2011	Fair value	700	5.00%	3-month CDOR(1) + 0.42%	2017	Long-term debt
At December 31, 2010	Fair value	700	5.00%	3-month CDOR + 0.42%	2017	Long-term debt
At January 1, 2010	Fair value	700	5.00%	3-month CDOR + 0.42%	2017	Long-term debt
	Fair value	USD 200	9.50%	3-month CDOR + 5.34%	2010	Debt due within one year

(1)	Canadian dollar offered rate

Equity Price Exposures

We use equity forward contracts to economically hedge the cash flow exposure of BCE’s common shares related to share-based payment plans. See Note 24, Share-Based Payments for details on our share-based payment arrangements.
     The effect on net earnings of a 10% change in the market price of BCE’s common shares was $26 million at December 31, 2011, with all other variables held constant.

FAIR VALUE

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
     Certain fair value estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of financial instruments are not reflected in the fair values. As a result, the fair values are not the net amounts that would be realized if these instruments were settled.

The carrying value of our cash and cash equivalents, trade and other receivables, trade payables and accruals, compensation payable, interest payable and short-term obligations approximates fair value because they are short-term.
     The following table provides the fair value details of financial instruments measured at amortized cost in the statements of financial position.

	DECEMBER 31, 2011		DECEMBER 31, 2010		JANUARY 1, 2010
	CARRYING	FAIR	CARRYING	FAIR	CARRYING	FAIR
	VALUE	VALUE	VALUE	VALUE	VALUE	VALUE
CRTC deferral account obligation	367	387	591	603	534	531
CRTC tangible benefits obligation	236	239	–	–	–	–
Long-term debt	12,743	14,668	10,821	12,061	9,877	10,928

110    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table provides the fair value details of financial instruments measured at fair value in the statements of financial position at December 31, 2011, December 31, 2010 and January 1, 2010.

	ASSETS		LIABILITIES		DERIVATIVE FINANCIAL INSTRUMENTS, NET ASSET (LIABILITY) POSITION
							CROSS-
	AFS	AFS			FORWARD	CURRENCY	CURRENCY
	PUBLICLY-	PRIVATELY-	LONG-	FUND	CONTRACTS	SWAPS	SWAP		INTEREST
	TRADED	HELD	TERM	UNIT	– BCE	– CASH FLOW	– FAIR VALUE	ECONOMIC	RATE
	SECURITIES	SECURITIES	DEBT	LIABILITY	SHARES	HEDGE	HEDGE	HEDGES	SWAPS
December 31, 2011
Carrying value	8	33	813	–	94	22	–	1	116
Fair value
Level 1(1)	8	–	–	–	–	–	–	–	–
Level 2(2)	–	–	813	–	94	22	–	1	116
Level 3(3)	–	33	–	–	–	–	–	–	–
December 31, 2010
Carrying value	12	260	771	3,060	114	(47)	–	(1)	80
Fair value
Level 1	12	–	–	3,060	–	–	–	–	–
Level 2	–	–	771	–	114	(47)	–	(1)	80
Level 3	–	260	–	–	–	–	–	–	–
January 1, 2010
Carrying value	126	266	969	3,104	35	(73)	(56)	–	68
Fair value
Level 1	126	–	–	3,104	–	–	–	–	–
Level 2	–	–	969	–	35	(73)	(56)	–	68
Level 3	–	266	–	–	–	–	–	–	–

(1)	Valued using quoted prices in active markets for identical instruments
(2)	Valued using observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates
(3)	Valued using non-observable market inputs such as discounted cash flows and other internal models

CAPITAL MANAGEMENT

We have various capital policies, procedures and processes which are utilized to achieve our objectives for capital management. These include optimizing our cost of capital and maximizing shareholder return while balancing the interests of our stakeholders.
     Our definition of capital includes equity attributable to owners of the parent, debt, and cash and cash equivalents.
     In order to meet our objectives of maintaining a net debt to Adjusted EBITDA ratio of between 1.5 and 2.0 times and an Adjusted EBITDA to net interest expense ratio greater than 7.5 times, we monitor our capital structure and make adjustments, including to our dividend policy, as required.
     In 2011, the board of directors of BCE approved increases in the annual dividend on BCE’s common shares as follows:

  5.1%, from $1.97  per common share to $2.07  per common share in May 2011

  4.8%, from $2.07  per common share to $2.17  per common share in December 2011.

On February 9, 2012, the board of directors declared a quarterly dividend of $0.5425 per common share, payable on April 15, 2012 to shareholders of record at March 15, 2012.
     In 2010, the board of directors of BCE approved increases in the annual dividend on BCE’s common shares as follows:

  5.2%, from $1.74 per common share to $1.83 per common share in August 2010

  7.7%, from $1.83 per common share to $1.97 per common share in December 2010.

The details of BCE’s 2011 and 2010 normal course issuer bids (NCIB) are set out in Note 23, Share Capital.
     The following table summarizes some of our key ratios used to monitor and manage Bell Canada’s capital structure. These ratios are calculated for BCE, excluding Bell Aliant.

AT DECEMBER 31	2011	2010
Net debt to Adjusted EBITDA(1)(2)	2.0	1.7
Adjusted EBITDA to net interest expense(3)	9.1	10.7

(1)	We define net debt as debt due within one year plus long-term debt and 50% of preferred shares less cash and cash equivalents.
(2)	Adjusted EBITDA, as also defined in our credit agreement, is EBITDA including dividends/distributions from Bell Aliant to BCE.
(3)	Net interest expense excludes interest on employee benefit obligations and interest expense on fund unit liability, and includes 50% of preferred dividends.

BCE INC. | 2011 | ANNUAL REPORT    111

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 | SHARE CAPITAL

PREFERRED SHARES

BCE’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares, all without par value. The terms set out in the articles authorize BCE’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
     The following table is a summary of the principal terms of BCE’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2011. BCE’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

						NUMBER OF SHARES			STATED CAPITAL
	ANNUAL
	DIVIDEND	CONVERTIBLE			REDEMPTION		ISSUED AND	DEC. 31,	DEC. 31,	JAN. 1,
SERIES	RATE	INTO	CONVERSION DATE	REDEMPTION DATE	PRICE	AUTHORIZED	OUTSTANDING	2011	2010	2010
Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–	–
R	4.49%	Series Q	December 1, 2015	December 1, 2015	$25.00	8,000,000	8,000,000	200	200	200
S	floating	Series T	November 1, 2016	At any time	$25.50	8,000,000	3,606,225	90	57	57
T	3.393%	Series S	November 1, 2016	November 1, 2016	$25.00	8,000,000	4,393,775	110	143	143
Y	floating	Series Z	December 1, 2012	At any time	$25.50	10,000,000	8,126,330	203	203	203
Z	4.331%	Series Y	December 1, 2012	December 1, 2012	$25.00	10,000,000	1,873,670	47	47	47
AA	4.80%	Series AB	September 1, 2012	September 1, 2012	$25.00	20,000,000	10,081,586	257	257	257
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	253	253
AC	4.60%	Series AD	March 1, 2013	March 1, 2013	$25.00	20,000,000	9,244,555	236	236	236
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	10,755,445	274	274	274
AE	floating	Series AF	February 1, 2015	At any time	$25.50	24,000,000	1,422,900	36	36	48
AF	4.541%	Series AE	February 1, 2015	February 1, 2015	$25.00	24,000,000	14,577,100	364	364	352
AG	4.50%	Series AH	May 1, 2016	May 1, 2016	$25.00	22,000,000	10,841,056	271	251	251
AH	floating	Series AG	May 1, 2016	At any time	$25.50	22,000,000	3,158,944	79	99	99
AI	4.15%	Series AJ	August 1, 2016	August 1, 2016	$25.00	22,000,000	10,754,990	269	350	350
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	3,245,010	81	–	–
AK	4.15%	Series AL	December 31, 2016	December 31, 2016	$25.00	25,000,000	13,800,000	345	–	–
AL(1)	floating	Series AK	December 31, 2021			25,000,000	–	–	–	–
								3,115	2,770	2,770

(1)

If Series AL Preferred Shares are issued, BCE may redeem such shares at $25.00 per share on December 31, 2021 and on December 31 every five years thereafter (collectively, a Series AL Conversion Date) and at $25.50 per share on any date after December 31, 2016, which is not a Series AL Conversion Date.

VOTING RIGHTS

All of the issued and outstanding preferred shares at December 31, 2011 are non-voting, except under special circumstances, when the holders are entitled to one vote per share.

ENTITLEMENT TO DIVIDENDS

Holders of Series R, T, Z, AA, AC, AF, AG, AI and AK shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE’s articles of amalgamation, as amended.
     Holders of Series S, Y, AB, AD, AE, AH and AJ shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE’s articles of amalgamation, as amended.
     If Series Q and AL shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends and quarterly dividends, respectively.

CONVERSION FEATURES

All of the issued and outstanding preferred shares at December 31, 2011 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE’s articles of amalgamation, as amended.

REDEMPTION FEATURES

BCE may redeem each of Series R, T, Z, AA, AC, AF, AG, AI and AK shares at $25.00 per share on the applicable redemption date and every five years after that date. BCE may redeem each of Series Q, if issued, and Series S, Y, AB, AD, AE, AH and AJ shares at $25.50 per share at any time.

CONVERSION OF PREFERRED SHARES

On November 1, 2011, 1,794,876 of BCE’s 5,720,209 Cumulative Redeemable First Preferred Shares, Series T (Series T Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series S (Series S Preferred Shares). In addition, on November 1, 2011, 468,442 of BCE’s 2,279,791  Series  S Preferred Shares were converted, on a one-for-one basis, into Series T Preferred Shares. As a result, 4,393,775 Series T and 3,606,225 Series S Preferred Shares remain outstanding.

112    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     For the five-year period beginning on November 1, 2011, the Series T Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 3.393%. The Series S Preferred Shares will continue to pay a monthly floating adjustable cash dividend.
     On August 1, 2011, 3,245,010 of BCE’s 14,000,000 Cumulative Redeemable First Preferred Shares, Series AI (Series AI Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AJ (Series AJ Preferred Shares). As a result, 10,754,990  Series AI Preferred Shares remain outstanding.
     For the five-year period beginning on August 1, 2011, the Series AI Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 4.15%. The Series AJ Preferred Shares will pay a monthly floating cash adjustable dividend.
     On May 1, 2011, 370,067 of BCE’s 10,051,751 Cumulative Redeemable First Preferred Shares, Series AG (Series AG Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AH (Series AH Preferred Shares). In addition, on May 1, 2011, 1,159,372 of BCE’s 3,948,249 Series AH Preferred Shares were converted, on a one-for-one basis, into Series AG Preferred Shares. As a result, 10,841,056 Series AG and 3,158,944 Series AH Preferred Shares remain outstanding.
     For the five-year period beginning on May 1, 2011, the Series AG Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 4.50%. The Series AH Preferred Shares will continue to pay a monthly floating adjustable cash dividend.
     On October 12, 2010, BCE notified holders of its Cumulative Redeemable First Preferred Shares, Series R (Series R Preferred Shares) that they could elect to convert their shares into Cumulative Redeemable First Preferred Shares, Series Q (Series Q Preferred Shares) subject to the terms and conditions attached to those shares. Only 71,965 of BCE’s 8,000,000 Series R Preferred Shares were tendered for conversion into Series Q Preferred Shares. As this would have resulted in less than one million Series Q Preferred Shares outstanding, no Series R Preferred Shares were converted on December 1, 2010 into Series Q Preferred Shares.
     For the five-year period beginning on December 1, 2010, the Series R Preferred Shares will pay a quarterly fixed dividend based on the annual dividend rate of 4.49%.
     On February 1, 2010, 592,772 of BCE’s 14,085,782 Cumulative Redeemable First Preferred Shares, Series AF (Series AF Preferred Shares) were converted, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AE (Series AE Preferred Shares). In addition, on February 1, 2010, 1,084,090 of BCE’s 1,914,218 Series AE Preferred Shares were converted, on a one-for-one basis, into Series AF Preferred Shares. As a result, 1,422,900 Series AE and 14,577,100 Series AF Preferred Shares remain outstanding.
     For the five-year period beginning on February 1, 2010, the Series AE Preferred Shares continue to pay a monthly floating adjustable cash dividend. The Series AF Preferred Shares will pay a quarterly fixed dividend based on an annual dividend rate of 4.541%.
     Dividends on all series of preferred shares will be paid as and when declared by the board of directors of BCE.

ISSUANCE OF PREFERRED SHARES

On July 5, 2011, BCE issued 13,800,000 Cumulative Redeemable First Preferred Shares, Series AK (Series AK Preferred Shares) for total gross proceeds of $345 million. Issuance costs were $11 million. On January 4, 2012, BCE issued 11,200,000 additional Series AK Preferred Shares for total gross proceeds of $280 million. Issuance costs were $8 million.
     For the period ending on December 30, 2016, the Series AK Preferred Shares will pay, as and when declared by the board of directors of BCE, a quarterly fixed dividend based on an annual dividend rate of 4.15%. The Series AK Preferred Shares will, subject to certain conditions, be convertible at the holder’s option into Cumulative Redeemable First Preferred Shares, Series AL, on December 31, 2016 and on December 31 every five years thereafter.

COMMON SHARES AND CLASS B SHARES

BCE’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares, all without par value. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE is liquidated, dissolved or wound up, after payments due to the holders of preferred shares. No Class B shares were outstanding at December 31, 2011 and 2010.

The following table provides details about the outstanding common shares of BCE.

		DECEMBER 31, 2011		DECEMBER 31, 2010		JANUARY 1, 2010
		NUMBER	STATED	NUMBER	STATED	NUMBER	STATED
	NOTE	OF SHARES	CAPITAL	OF SHARES	CAPITAL	OF SHARES	CAPITAL
Outstanding, beginning of the year		752,267,409	12,691	767,180,429	12,921	803,056,958	13,525
Shares issued under employee stock option plan(1)	24	5,090,918	172	1,323,162	44	130,471	2
Shares issued upon acquisition of CTV	4	21,729,239	764	–	–	–	–
Shares repurchased and cancelled		(3,500,466)	(61)	(16,236,182)	(274)	(36,007,000)	(606)
Treasury shares		(142,900)	–	–	–	–	–
Outstanding, end of the year		775,444,200	13,566	752,267,409	12,691	767,180,429	12,921

(1)	Includes a $20 million reclassification in 2011 ($5 million in 2010) from contributed surplus relating to the exercise of employee stock options.

BCE INC. | 2011 | ANNUAL REPORT    113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NCIB PROGRAM

	2011 NCIB PROGRAM		2010 NCIB PROGRAM
	NUMBER	TOTAL	NUMBER	TOTAL
AT DECEMBER 31	OF SHARES	COST	OF SHARES	COST
Common shares cancelled	(3,500,466)	(143)	(16,236,182)	(500)
Common shares subject to cancellation	1,222,900	50	–	–
Private purchase agreement	1,080,000	44	–	–
Treasury shares	142,900	6	–	–

2011 NCIB Program

In December 2011, BCE announced its plan to repurchase up to $250 million of its outstanding common shares through a NCIB.
     In December 2011, BCE repurchased and cancelled a total of 3,500,466 common shares for a total cost of $143 million. Of the total cost, $61 million represents stated capital and $4 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $78 million was charged to the deficit.
     In December 2011, we purchased 142,900 common shares for a total cost of $6 million that were cancelled in January 2012.
     In December 2011, we entered into an agreement with a financial institution to purchase an additional 1,080,000 common shares. A corresponding $44 million liability was recorded in our statement of financial position. These common shares are included in outstanding common shares as at December 31, 2011. The liability was settled in January 2012 upon purchase and cancellation of the common shares.

2010 NCIB Program

In 2010, BCE repurchased and cancelled a total of 16,236,182 common shares for a total cost of $500 million. Of the total cost, $274 million represents stated capital and $18 million represents the reduction of the contributed surplus attributable to these common shares. The remaining $208 million was charged to the deficit.
     This program was completed in December 2010.

CONTRIBUTED SURPLUS

Contributed surplus mainly resulted from the distribution of fund units to the holders of BCE common shares by way of a return of capital upon the conversion of Bell Aliant from a corporate structure to an income fund in 2006 and premium in excess of par value upon the issuance of BCE common shares.

NOTE 24 | SHARE-BASED PAYMENTS

The following share-based payment amounts are included in the income statements as operating costs.

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Employee savings plans	(24)	(26)
Restricted share units	(16)	(83)
Deferred share plans – Bell Aliant	(10)	(6)
Other(1)	(4)	(3)
Total share-based payments	(54)	(118)

(1)	Includes DSUs and stock options.

DESCRIPTION OF THE PLANS

ESPs

ESPs are designed to encourage employees of BCE and its participating subsidiaries to own shares of BCE. Each year, employees can choose to have a certain percentage of their eligible annual earnings withheld through regular payroll deductions in order to buy BCE common shares. In some cases, the employer also will contribute up to a maximum percentage of the employee’s eligible annual earnings to the plan. Beginning in July 2010, employer contributions to the plan are subject to employees holding their shares for a two-year vesting period. Dividends are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. Dividends related to employer contributions are also subject to the two-year vesting period.
     Each participating company decides on its maximum percentage contribution. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESP buys BCE common shares for the participants on the open market, by private purchase or from treasury. BCE determines the method the trustee uses to buy the shares.
     At December 31, 2011, 13,513,812 common shares were authorized for issuance under the ESP.
     The following table summarizes the status of unvested ESPs at December 31, 2011 and 2010.

NUMBER OF ESPs	2011	2010
Unvested contributions, January 1	360,081	–
Contributions(1)	758,371	368,413
Dividends credited	29,803	1,721
Vested	(36,743)	(2,933)
Forfeited	(81,891)	(7,120)
Unvested contributions, December 31	1,029,621	360,081

(1)	The weighted average fair value of the ESPs contributed was $37 and $34 in 2011 and 2010, respectively.

114    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RSUs

RSUs are granted to executives and other key employees. The value of an RSU at the grant date is equal to the value of one BCE common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. Most of the outstanding RSUs vest after three years from the date of grant, provided that the holder is employed by Bell Canada or one of its subsidiaries at that time and, in certain cases, if performance objectives are met as determined by the board.
     The following table summarizes outstanding RSUs at December 31, 2011 and 2010.

NUMBER OF RSUs	2011	2010 (2)
Outstanding, January 1	3,956,697	7,215,338
Granted(1)	1,284,626	120,399
Dividends credited	152,214	415,511
Settled	(4,011,709)	(3,568,839)
Forfeited	(124,305)	(225,712)
Outstanding, December 31	1,257,523	3,956,697
Vested, December 31	21,871	3,860,131

(1)	The weighted average fair value of the RSUs granted was $36 and $31 in 2011 and 2010, respectively.
(2)	The RSUs vested at December 31, 2010 were partially cash settled in December 2010. The balance of the cash settlement, $6 million, was paid in February 2011.

STOCK OPTIONS

Under BCE’s long-term incentive plans, BCE may grant options to executives to buy BCE common shares. The subscription price of a grant is based on the higher of:

  the volume-weighted average of the trading price on the trading day immediately prior to the effective date of the grant the volume-weighted average of the trading price for the last five consecutive trading days ending on the trading day immediately prior to the effective date of the grant.

At December 31, 2011, 31,221,844 common shares were authorized for issuance under these plans.
     Most options granted in March 2007 vested evenly over a four-year period of continuous employment from the date of grant, unless a special vesting period applied. Options granted in December 2008 vested fully after two years of continuous employment from the date of the grant. Options granted in February 2011 vest fully after three years of continuous employment from the date of grant. All options become exercisable when they vest and can be exercised for a period of up to ten years from the date of grant. Special vesting provisions may apply if:

  there is a change in control of BCE and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE and BCE’s ownership interest in that subsidiary falls below the percentage set out in the plan.

The following table summarizes BCE’s outstanding stock options at December 31, 2011 and 2010.

		2011		2010
		NUMBER	WEIGHTED AVERAGE	NUMBER	WEIGHTED AVERAGE
	NOTE	OF OPTIONS	EXERCISE PRICE ($)	OF OPTIONS	EXERCISE PRICE ($)
Outstanding, January 1		8,491,226	$32	11,298,239	$32
Granted		2,443,954	$36	–	–
Exercised(1)	23	(5,090,918)	$30	(1,323,162)	$29
Expired		(1,604,969)	$40	(1,088,438)	$40
Forfeited		(211,984)	$35	(395,413)	$36
Outstanding, December 31		4,027,309	$33	8,491,226	$32
Exercisable, December 31		1,725,634	$30	7,682,476	$32

(1)	The weighted average share price for options exercised was $38 and $33 in 2011 and 2010, respectively.

The following table provides additional information about BCE’s stock option plans at December 31, 2011.

	STOCK OPTIONS OUTSTANDING
		WEIGHTED AVERAGE	WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES	NUMBER	REMAINING LIFE	EXERCISE PRICE ($)
$20 – $29	361,184	3.0	$27
$30 – $39	3,666,125	4.3	$34
	4,027,309	4.2	$33

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Assumptions Used in Stock Option Pricing Model

The fair value of options granted was determined using a variation of a binomial option pricing model that takes into account factors specific to the share incentive plans, such as the vesting period. The following table shows the principal assumptions used in the valuation.

2011
Weighted average fair value per option granted ($)	3
Weighted average share price ($)	36
Weighted average exercise price ($)	36
Dividend yield	5.5%
Expected volatility	21%
Risk-free interest rate	2.7%
Expected life (years)	4.5

Expected volatilities are based on the historical volatility of BCE’s share price. The risk-free rate used is equal to the yield available on Government of Canada bonds at the date of grant with a term equal to the expected life of the options.

DSUs

Eligible bonuses and RSUs may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. The value of a DSU at the issuance date is equal to the value of one BCE common share. For non-management directors, compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter. There are no vesting requirements relating to DSUs. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE common shares. DSUs are settled when the holder leaves the company.
     The following table summarizes the status of outstanding DSUs at December 31, 2011 and 2010.

NUMBER OF DSUs	2011	2010
Outstanding, January 1	3,477,365	1,183,695
Issued(1)	287,360	2,444,720
Dividends credited	160,972	75,934
Settled	(574,171)	(226,984)
Outstanding, December 31	3,351,526	3,477,365

(1)	The weighted average fair value of the DSUs issued was $36 and $35 in 2011 and 2010, respectively.

NOTE 25 | COMMITMENTS AND CONTINGENCIES

COMMITMENTS

The following table is a summary of our contractual obligations at December 31, 2011 that are due in each of the next five years and thereafter.

	NOTE	2012	2013	2014	2015	2016	THEREAFTER	TOTAL
Operating leases		206	173	155	133	101	408	1,176
Commitments for property, plant and equipment and intangible assets		287	116	99	68	65	682	1,317
Purchase obligations		1,242	600	494	366	267	627	3,596
MLSE investment	4	525	–	–	–	–	–	525
Total		2,260	889	748	567	433	1,717	6,614

BCE’s significant operating leases are for office premises and retail outlets with lease terms ranging from 1 to 20 years. These leases are non-cancellable and are renewable at the end of the lease period. Rental expense relating to operating leases was $253 million in 2011 and $226 million in 2010.
     Purchase obligations consist of contractual obligations under service and product contracts, for both operating and capital expenditures. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.

CONTINGENCIES

We become involved in various legal proceedings as a part of our business. While we cannot predict the final outcome of the legal proceedings pending at December 31, 2011, based on the information currently available and management’s assessment of the merits of such legal proceedings, management believes that the resolution of these legal proceedings will not have a material and negative effect on our financial statements. We believe that we have strong defences and we intend to vigorously defend our positions.

116    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 | RELATED PARTY TRANSACTIONS

SUBSIDIARIES

The following table shows BCE’s significant subsidiaries at December 31, 2011. BCE has other subsidiaries which have not been included in the table as each represents less than 10% individually and less than 20% in aggregate of total consolidated revenues. These subsidiaries provide services to each other in the normal course of operations. The value of these transactions is eliminated on consolidation.

OWNERSHIP
SUBSIDIARY	PERCENTAGE
Bell Canada	100.0%
Bell Mobility Inc.	100.0%
Bell Aliant Inc.	44.1%
Bell ExpressVu Limited Partnership	100.0%
Bell Media Inc.	100.0%

TRANSACTIONS WITH JOINT VENTURES AND ASSOCIATES

During 2011 and 2010, BCE provided and received services in the normal course of business and on an arm’s length basis from its joint ventures, Inukshuk Wireless Inc. and Enstream Inc., and its associates, Summerhill Ventures LLP and the Montréal Canadiens Hockey Club and the Bell Centre. BCE also provided and received services in the normal course of business and on an arm’s length basis from its joint venture Dome Productions Partnership and associates, Viewer’s Choice Canada Inc. and The NHL Network Inc., acquired through the CTV acquisition on April 1, 2011.
     BCE recognized revenues and incurred expenses with our joint ventures and associates of $21 million (2010 – $18 million) and $78 million (2010 – $31 million), respectively.

BCE MASTER TRUST FUND

Bimcor Inc. (Bimcor), a wholly-owned subsidiary of Bell Canada, is the administrator of the BCE Master Trust Fund. Bimcor recognized management fees of $11 million and $12 million from the BCE Master Trust Fund for 2011 and 2010, respectively. The details of BCE’s employee benefit plans are set out in Note 20, Employee Benefit Plans. Additionally, in 2011, BCE announced a co-investment arrangement with the BCE Master Trust Fund for which the details are set out in Note 4, Acquisitions.

COMPENSATION OF KEY MANAGEMENT PERSONNEL AND BOARD OF DIRECTORS

The following table includes compensation of the key management personnel and board of directors for the years ended December 31, 2011 and 2010 included in our income statements. Key management personnel are the company’s Chief Executive Officer (CEO) and the executives who report directly to the CEO.

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Wages, salaries and related taxes and benefits	(22)	(21)
Termination benefits	(2)	–
Pension and post-employment benefits	(3)	(3)
Share-based payments	(12)	(33)
Key management personnel and board of directors compensation expense	(39)	(57)

NOTE 27 | SUPPLEMENTAL DISCLOSURE FOR CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	2011	2010
Net change in operating assets and liabilities is as follows:
Trade and other receivables	29	(90)
Inventory	(126)	(76)
Prepaid expenses	(8)	24
Other current assets	131	(51)
Other non-current assets	(51)	(43)
Trade payables and other liabilities	(70)	61
Interest payable	5	1
Other non-current liabilities	45	7
Other	24	13
Total net change in operating assets and liabilities	(21)	(154)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 | FIRST-TIME ADOPTION OF IFRS

Our accounting policies presented in Note  2, Significant Accounting Policies, have been applied in preparing the financial statements for the year ended December 31, 2011, the comparative information for the year ended December 31, 2010 and the opening statements of financial position at January 1, 2010, our date of changeover to IFRS.
     We have applied IFRS  1  – First-time Adoption of IFRS in preparing the statements of financial position at January 1, 2010. The effects of the changeover to IFRS on equity and total comprehensive income are presented in this note.
     Certain reclassification adjustments have been made to our opening statements of financial position and the notes thereto as at January 1, 2010 that were included in our first quarter shareholder report.
     Prior to January 1, 2010, our financial statements were prepared in accordance with previous Canadian GAAP.

FIRST-TIME ADOPTION ELECTIONS

MANDATORY EXCEPTIONS TO RETROSPECTIVE APPLICATION OF IFRS

We have applied all of the mandatory exceptions to full retrospective application of IFRS required under IFRS 1 other than the exception relating to the derecognition of financial assets. Our securitized trade receivables do not qualify for derecognition under IFRS. As permitted under IFRS 1, we have recognized our securitized trade receivables on a retrospective basis given that the information was available at the time of the initial accounting for these transactions. As a result, total current assets and total current liabilities increased by $1,305 million as at January 1, 2010.

ELECTIVE EXEMPTIONS

We have chosen the following elective exemptions to full retrospective application as permitted under IFRS 1.

Business Combinations

We have elected not to apply IFRS 3 – Business Combinations retrospectively to business combinations that occurred before the date of changeover to IFRS.

Employee Benefit Plans

We have elected to charge all of our deferred actuarial gains and losses in our DB pension plans under previous Canadian GAAP to the opening deficit as at January 1, 2010.

Deemed Cost

We have elected to use fair value as deemed cost as at January 1, 2010 for certain items of property, plant and equipment.

RECONCILIATION OF PREVIOUS CANADIAN GAAP TO IFRS

RECONCILIATION OF EQUITY

Total equity at January 1, 2010 and December 31, 2010 under previous Canadian GAAP is reconciled below to the amounts reported under IFRS. All amounts are after tax.

		AT JANUARY 1,	AT DECEMBER 31,
	NOTE	2010	2010
Total equity as reported under previous Canadian GAAP		16,974	17,207
Employee benefit plans	a	(2,403)	(3,497)
Deemed cost/Depreciation and amortization	b, c	(1,421)	(1,366)
Income taxes	d	(314)	(310)
Non-controlling interest	e	21	16
Fund unit liability	f	(2,074)	(2,096)
Other		124	214
Total equity under IFRS		10,907	10,168

118    BCE INC. | 2011 | ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

RECONCILIATION OF TOTAL COMPREHENSIVE INCOME

Total net earnings and comprehensive income for the year ended December 31, 2010 under previous Canadian GAAP are reconciled below to the amounts reported under IFRS.

FOR THE YEAR ENDED DECEMBER 31	NOTE	2010
Net earnings as reported under previous Canadian GAAP		2,277
Employee benefit plans	a	(97)
Deemed cost/Depreciation and amortization	b, c	55
Non-controlling interest	e	299
Fund unit liability	f	(321)
Other		(23)
Net earnings under IFRS		2,190

FOR THE YEAR ENDED DECEMBER 31	NOTE	2010
Comprehensive income as reported under previous Canadian GAAP		2,155
Change in net earnings		(87)
Actuarial losses on employee benefit plans, net of tax	a	(969)
Non-controlling interest on cash flow hedges		2
Comprehensive income under IFRS		1,101

RECONCILIATION OF THE CONSOLIDATED STATEMENTS OF CASH FLOWS

There were no material changes to the consolidated statements of cash flows on adoption of IFRS, except for the cash provided by or used in our investment in joint ventures. Under previous Canadian GAAP, increases and decreases in cash and cash equivalents in joint ventures were proportionately consolidated. Under IFRS, we account for joint ventures using the equity method and increases and decreases in cash and cash equivalents are presented in cash from investing activities.

EXPLANATORY NOTES

a. Employee Benefit Plans

Under previous Canadian GAAP, we amortized actuarial gains and losses to earnings over employees’ expected average remaining service life (EARSL) using the corridor method relating to our DB pension and other employee future benefit plans. We deducted 10% of the greater of the employee benefit obligation or the market-related value of pension plan assets from the unamortized net actuarial gains or losses on a market-related value basis. Any excess was amortized to earnings on a straight-line basis over EARSL. Past service costs under previous Canadian GAAP also were amortized on a straight-line basis over EARSL.
     Under IFRS, we recognize actuarial gains and losses on a current basis in other comprehensive income as incurred. Vested past service costs are recognized immediately in earnings. IFRS also requires that the return on pension plan assets be measured using market values, instead of the market-related values we used under previous Canadian GAAP.
     Under IFRS 1, we elected to charge all deferred actuarial gains and losses to the opening deficit on January 1, 2010. At the date of changeover, we reduced the employee benefit asset by $2,316 million, increased employee benefit obligations by $979 million and the opening deficit increased by $2,403 million, net of a decrease in deferred tax liabilities of $652 million, an increase in deferred tax assets of $241 million and non-controlling interest of $1 million.
     For the year ended December 31, 2010, the discount rate declined from 6.4% to 5.5% and the actual return on assets was 11.4% compared to an expected annual return of 7.0%. As a result, our employee benefit obligation increased by $1,358 million and the deficit increased by $969 million, net of taxes of $389 million and non-controlling interest of $2 million.
     The decrease in net earnings of $97 million, net of taxes of $29 million, for the year ended December 31, 2010 is comprised of an increase in the net employee benefit plans cost due to the valuation of plan assets at market value, partly offset by the exclusion of amortization of actuarial losses as the losses were charged to the opening deficit on changeover to IFRS and the inclusion of pension current service cost in our capitalized labour rates. Additionally, for the year ended December 31, 2010, a valuation allowance amounting to $38 million, net of taxes of $13 million, that was recorded in pension expense under previous Canadian GAAP, has been recorded in other comprehensive income under IFRS.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

b. Deemed Cost

Under IFRS, we elected, at the date of changeover, to use fair value as deemed cost for certain items of property, plant and equipment. The fair value of the property, plant and equipment was $2,952 million, resulting in a decrease in the carrying amount of $1,344 million. As a result, $969 million, net of taxes of $375 million, was charged to the opening deficit on January 1, 2010.
     As a result of this adjustment, net earnings increased by $172 million, net of taxes of $74 million, for the year ended December 31, 2010.

c. Depreciation and Amortization

Under previous Canadian GAAP, we depreciated most of our wireline assets using the group method of depreciation. When we retired or disposed of assets in the ordinary course of business, we charged the gain or loss to accumulated depreciation.
     Under IFRS, we depreciate capital assets using the straight-line method over their estimated useful lives and gains and losses on retirement or disposal of assets are included in earnings as incurred.
     At January 1, 2010, we applied the straight-line method of depreciation retrospectively to assets previously depreciated using the group method, which resulted in a decrease to the carrying amount of those assets of $619 million. The resulting charge of $452 million, net of taxes of $167 million, was charged to the opening deficit at January 1, 2010. For the year ended December 31, 2010, depreciation expense increased by $104 million, net of taxes of $2 million.
     For the year ended December 31, 2010, losses on disposal resulted in a decrease in net earnings of $13 million, net of taxes of $5 million.

d. Income Taxes

On the date of changeover, we increased our deferred tax liabilities and the opening deficit by $314 million due to the difference in the inclusion rate for temporary differences related to certain intangible assets.

e. Non-Controlling Interest

Under previous Canadian GAAP, non-controlling interest was presented as a separate component between liabilities and equity in the statements of financial position and as a component of net earnings in the income statements.
     Under IFRS, non-controlling interest is presented as a separate component within equity in the statements of financial position and is not included as part of net earnings in the income statements.

f. Fund Unit Liability

Under previous Canadian GAAP, the 55.9% of fund units that were publicly held were accounted for as equity. They were presented as non-controlling interest in our financial statements, and were measured at the pro-rata share of net assets of Bell Aliant.
     Under IFRS, fund units held by the public that have a feature that allows the holder to redeem the instrument for cash or another financial asset at the holder’s option are presented as a liability and recorded at fair value with changes in fair value recorded in net earnings.
     At the date of changeover to IFRS, we recognized a fund unit liability of $3,104 million, decreased our non-controlling interest by $1,030 million, decreased accumulated other comprehensive income by $15 million and increased our deficit by $2,059 million.
     For the year ended December 31, 2010, interest on the fund unit liability was $370 million, the fair value gain was $49 million and previously reported non-controlling interest decreased by $299 million, which resulted in a decrease in net earnings of $22 million.

g. Joint Venture Interests

Under previous Canadian GAAP, we accounted for our interests in joint ventures using the proportionate consolidation method. Under this method, we recorded our pro-rata share of the assets and liabilities, revenues and expenses, and cash flows of our joint ventures. Under IFRS, we use the equity method to account for our joint venture interests.

120    BCE INC. | 2011 | ANNUAL REPORT

GLOSSARY

Adjusted EPS
Earnings per share before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted EPS also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest.

ARPU
Average revenue per unit expressed as a rate per month for the year.

Binomial Option Pricing Model
The binomial option pricing model is the financial model we use to calculate the weighted average fair value of a stock option granted using five key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate, vesting period and expected life of the stock option.

Book Value per Share
Total equity attributable to owners of the parent excluding preferred shares divided by the number of common shares outstanding.

Capital Intensity
Capital expenditures divided by operating revenues.

Churn
The rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Cost of Acquisition (COA)
COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Curtailment
A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.

EBITDA
We define EBITDA as operating revenues less operating costs.

EBITDA Margin
EBITDA divided by operating revenues.

Free Cash Flow
We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant, less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

Goodwill
Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given, and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Total Debt to Total Equity
Total long-term debt (including debt due within one year) divided by total equity.

Market Capitalization
This is BCE’s common share price at the end of the year multiplied by the number of common shares outstanding.

Price to Book Ratio
BCE’s common share price at the end of the year divided by the book value per share.

Price to Cash Flow Ratio
BCE’s common share price at the end of the year divided by cash flow per common share. Cash flow per common share is cash flow from operating activities excluding interest on fund unit liability less capital expenditures, divided by the average number of common shares outstanding.

Price to Earnings Ratio
BCE’s common share price at the end of the year divided by earnings per share.

Return on Equity
Net earnings attributable to common shareholders divided by total equity attributable to owners of the parent excluding preferred shares, plus fund unit liability.

Total Debt to Total Assets
Total long-term debt (including debt due within one year) divided by total assets.

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